
OLD MUTUAL®

Funds I

Old Mutual Funds I

SEMI-ANNUAL REPORT

January 31, 2011

Old Mutual Asset Allocation Conservative Portfolio
Old Mutual Asset Allocation Balanced Portfolio
Old Mutual Asset Allocation Moderate Growth Portfolio
Old Mutual Asset Allocation Growth Portfolio

TABLE OF CONTENTS

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ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call toll-free at 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance results for short periods of time may not be representative of longer-term results. Performance without load assumes that no front-end or contingent deferred sales charge was applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge was applied to the extent applicable. The Funds each offer Class A, Class C, Class Z and Institutional Class shares. Class A shares have a current maximum up-front sales charge of 5.75% and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. Class Z and Institutional Class shares are only available to eligible shareholders. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions and Fund holdings as of January 31, 2011, the end of the report period, and these views and opinions are subject to change. The information is not a complete analysis of every aspect of any sector, industry or security of the Funds. Opinions and forecasts regarding industries, companies and/or themes and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of January 31, 2011, are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased will remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. An investment in a Fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Funds' performance against specific benchmarks. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Indexes:

Barclays Capital U.S. Aggregate Index

The unmanaged Barclays Capital U.S. Aggregate Index is a widely recognized measure of the aggregate bond market. The index is market value-weighted inclusive of accrued interest.

Standard & Poor's Composite 1500

The unmanaged Standard & Poor's Composite 1500 ("S&P Composite 1500") is a broad-based, capitalization-weighted index comprising 1,500 stocks of large-cap, mid-cap and small-cap U.S. companies.

Index returns and statistical data included in this report are provided by Bloomberg, FactSet and Barclays Capital.

Message To Shareholders

Dear Shareholder:

The beginning of the six-month period ending January 31, 2011, looked promising for investors as the majority of global equity markets posted double-digit returns; however, this simply obscured the underlying volatility that market participants were up against. The third quarter of 2010 in particular experienced significant volatility as correlations reached all-time highs and the persistent fears of a double-dip recession loomed. Nevertheless, investors seemed to look past these concerns and focus on the economy's bright spots — specifically, promising economic data and the anticipation of mid-term elections.

Equity markets rallied in the fourth quarter of 2010 following an exceptionally strong September, and concerns from the third quarter were cast aside as the U.S. saw an improvement in its employment picture and many were hopeful for a successful holiday-spending season. Furthermore, central banks around the world — including those in Japan, Europe and the U.S. — expressed their commitment to a second round of monetary easing measures. Investors were focused on the potential for growth in 2011 and began bidding up riskier stocks, which drove the markets up in a December rally. This rally was also aided by President Obama's announcement to extend the Bush-era tax rates. The final month of the semi-annual period, January, dampened conditions somewhat as a result of the tumultuous events in Egypt, but volatility still continued to decline and the markets continued to reward higher quality companies. This leads us to be optimistic about the year ahead, especially in light of the two extreme years we experienced in 2009 and 2010.

Going forward, Old Mutual Capital will continue to monitor and evaluate the economic environment as we manage the money with which you have entrusted us. As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in the Old Mutual Funds I portfolios. Please do not hesitate to contact us if there is anything we can do to better serve you. Feel free to contact me directly at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds I

OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2011, Class A shares of the Old Mutual Asset Allocation Conservative Portfolio (the "Fund") returned 5.80% at net asset value, while the S&P Composite 1500 returned 18.39% and the Barclays Capital U.S. Aggregate Index returned 0.20%. Performance for all share classes can be found on page 5.

Q. What investment environment did the Fund face during the past period?

A. U.S. stocks had a positive, albeit rocky, 2010 on the back of strong earnings growth. Prices ebbed and flowed with the news on quantitative easing, the Eurozone drama, the extension of the Bush-era tax cuts, and the disappointing news on the job market. Overall, returns were above the Fund's long-term averages. Returns during the six-month period ending January 31, 2011, (covered by this commentary) were much better than returns during the first half of the year as it became more clear that the continuing unemployment problem was not strongly impacting the earnings of corporations.

Equity returns were strong as the S&P 500 returned 17.93%. Small-capitalization equities performed slightly better than large-capitalization stocks with the Russell 2000 Index returning slightly more than the S&P 500. Growth outperformed value and U.S. stocks beat comparable non-U.S. stocks by small margins. Stocks benefited from falling long-term rates but also from rising earnings prospects. Bond indexes had positive returns and were led by high-yield bonds. Long-term bond returns lagged short-term bond returns toward the end of the year, which were affected by increased concerns about the federal budget deficit and higher inflation expectations.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund uses eight equity managers that have exposure to eight asset classes. All eight of the asset classes had above-average returns for the last six months. As U.S. equities slightly outperformed non-U.S. developed equities, the Fund's diversified allocations to those securities were a slight drag to performance during the period. The Fund's underlying portfolio manager performance was mixed, as four of the equity managers beat the blended benchmarks that were set for them, and four underperformed. The Fund's growth managers did well over the six-month period, while value managers lagged their benchmarks.

On the fixed income side, the Fund's 6% long-term allocation to high-yield securities contributed to relative performance as that asset class did well, and the Fund's high yield strategy provided another boost as the Old Mutual Dwight High Yield Fund beat its index. The Fund's 13% long-term allocation to short-term bonds helped performance as bonds with lower duration outperformed bonds with higher duration. The Fund's investment-grade bond managers did well and performed within 1% of their benchmarks.

From April through December 2010, the Fund carried a slight underweight to equities. Ibbotson Associates Advisors, LLC ("Ibbotson") was concerned about high unemployment, housing prices, and the prospect of higher taxes. This underweight reduced volatility in the Fund, but was a drag on performance. As corporate balance sheets improved during 2010, the equity underweight was removed in December.

Performance Highlights

- *For the six-month period ended January 31, 2011, Class A shares of the Old Mutual Asset Allocation Conservative Portfolio returned 5.80% at net asset value, while the S&P Composite 1500 returned 18.39% and the Barclays Capital U.S. Aggregate Index returned 0.20%.*

- *The Fund uses eight equity managers that have exposure to eight asset classes. All eight of the asset classes had above-average returns for the last six months.*

- *Old Mutual International Equity Fund, Old Mutual Large Cap Growth Fund and Old Mutual TS&W Mid-Cap Value Fund were the largest contributors to overall performance.*

- *Old Mutual Dwight Intermediate Fixed Income Fund, Old Mutual Dwight Short Term Fixed Income Fund and Old Mutual TS&W Small Cap Value Fund contributed the least to overall performance.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Top Ten Holdings as of January 31, 2011

Old Mutual Barrow Hanley Core Bond Fund	35.4%
Old Mutual Dwight Intermediate Fixed Income Fund	14.0%
Old Mutual Dwight Short Term Fixed Income Fund	13.4%
Old Mutual International Equity Fund	6.8%
Old Mutual Dwight High Yield Fund	6.3%
Old Mutual TS&W Mid-Cap Value Fund	6.0%
Old Mutual Barrow Hanley Value Fund	5.3%
Old Mutual Large Cap Growth Fund	4.7%
Old Mutual Focused Fund	3.4%
Old Mutual Copper Rock Emerging Growth Fund	2.1%
As a % of Total Fund Investments	97.4%

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds," which seeks to achieve its investment objective by investing in a portion of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual International Equity Fund, Old Mutual Large Cap Growth Fund and Old Mutual TS&W Mid-Cap Value Fund were the largest contributors to overall performance. Old Mutual Dwight Intermediate Fixed Income Fund, Old Mutual Dwight Short Term Fixed Income Fund and Old Mutual TS&W Small Cap Value Fund contributed the least to overall performance.

Q. What is the investment outlook?

A. Ibbotson expects 2011 to be a year of mild growth in the developed world, and vigorous activity in emerging markets. Ibbotson anticipates that falling home prices, indebtedness, and the mismatch between labor demand and supply may hold back the economies in developed countries for years. Ibbotson expects the fiscal troubles of several members of the Eurozone will recurrently flare up, and the United Kingdom and Japan, as they strive to get their fiscal house in order, could set themselves up for another recession.

Within the fixed income realm, Ibbotson does not believe that the recent rise in long-term yields will continue throughout 2011. Ibbotson expects that during the year, it may become apparent that the economic recovery is wobbly and that the Federal Reserve Board cannot risk tightening monetary policy. At which point, long-term yields should stop rising, enabling government bonds to perform better than they have in the last few months.

For equities, Ibbotson does not expect 2011 to be as good as 2010. Earnings growth last year was powered, for the most part, by rising margins. Companies slashed payrolls and eliminated inefficiencies, bringing costs down. Sales growth was better than expected, but still moderate. In 2011, Ibbotson expects that sales will support stock prices, but Ibbotson is skeptical, and believes the dim macroeconomic backdrop sets the stage for sales to grow at a slower pace than margins did in 2010.

Among commodities, Ibbotson believes oil and agricultural commodity prices are likely to keep rising in the medium-term, powered by steady demand from emerging markets and a strained supply. Rising commodity prices should put central banks between a rock and a hard place, at a time of weak economic activity. This may leave monetary authorities in a position to focus on core consumer prices and hope that higher food and energy prices do not translate into higher wages.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2011

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	09/30/04	(0.26)%	3.07%	3.73%	4.47%
Class A without load	09/30/04	5.80%	9.35%	4.97%	5.45%
Class C with load	09/30/04	4.41%	7.45%	4.18%	4.68%
Class C without load	09/30/04	5.41%	8.45%	4.18%	4.68%
Class Z	12/09/05	5.92%	9.63%	5.23%	5.57%
Institutional Class	09/30/04	5.92%	9.60%	5.23%	5.72%
S&P Composite 1500	09/30/04	18.39%	23.40%	2.47%	4.85%
Barclays Capital U.S. Aggregate Index	09/30/04	0.20%	5.06%	5.82%	5.12%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00% if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00% if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after fee waivers and/or expense reimbursement you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the prospectus dated November 23, 2010) are 1.68% and 1.35%; 2.39% and 2.10%; 2.39% and 1.10%; and 1.30% and 1.10%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of January 31, 2011 — % of Total Fund Investments



Old Mutual Asset Allocation Conservative Portfolio — concluded

Schedule of Investments

As of January 31, 2011 (Unaudited)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] — 99.9%		
Corporate/Preferred-High Yield — 6.3%		
Old Mutual Dwight High Yield Fund	250,986	$ 2,570
Total Corporate/Preferred-High Yield		2,570
Government/Corporate — 62.7%		
Old Mutual Barrow Hanley Core Bond Fund	1,384,252	14,466
Old Mutual Dwight Intermediate Fixed Income Fund	578,139	5,712
Old Mutual Dwight Short Term Fixed Income Fund	543,858	5,471
Total Government/Corporate		25,649
Growth — 2.1%		
Old Mutual Copper Rock Emerging Growth Fund*	76,936	866
Total Growth		866
Growth & Income-Large Cap — 3.4%		
Old Mutual Focused Fund	63,745	1,401
Total Growth & Income-Large Cap		1,401
Growth-Large Cap — 4.7%		
Old Mutual Large Cap Growth Fund	102,708	1,931
Total Growth-Large Cap		1,931
International Equity — 6.8%		
Old Mutual International Equity Fund	298,695	2,793
Total International Equity		2,793
Market Neutral-Equity — 1.7%		
Old Mutual Analytic U.S. Long/Short Fund	59,793	688
Total Market Neutral-Equity		688
Value — 5.3%		
Old Mutual Barrow Hanley Value Fund	335,891	2,163
Total Value		2,163
Value-Mid Cap — 6.0%		
Old Mutual TS&W Mid-Cap Value Fund	275,304	2,461
Total Value-Mid Cap		2,461
Value-Small Cap — 0.1%		
Old Mutual TS&W Small Cap Value Fund*	1,154	21
Total Value-Small Cap		21

Description	Shares	Value (000)
Money Market Fund — 0.8%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.07% (A)	342,413	$ 342
Total Money Market Fund		342
Total Affiliated Mutual Funds (Cost $37,455)		40,885
Total Investments — 99.9% (Cost $37,455)		40,885
Other Assets and Liabilities, Net — 0.1%		50
Total Net Assets — 100.0%		$ 40,935

For descriptions of abbreviations and footnotes, please refer to page 20.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of January 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$40,885	$—	$—	$40,885
Total Investments	$40,885	$—	$—	$40,885

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2011, Class A shares of the Old Mutual Asset Allocation Balanced Portfolio (the "Fund") returned 10.42% at net asset value, while the S&P Composite 1500 returned 18.39% and the Barclays Capital U.S. Aggregate Index returned 0.20%. Performance for all share classes can be found on page 9.

Q. What investment environment did the Fund face during the past period?

A. U.S. stocks had a positive, albeit rocky, 2010 on the back of strong earnings growth. Prices ebbed and flowed with the news on quantitative easing, the Eurozone drama, the extension of the Bush-era tax cuts, and the disappointing news on the job market. Overall, returns were above the Fund's long-term averages. Returns during the six-month period ending January 31, 2011, (covered by this commentary) were much better than returns during the first half of the year as it became more clear that the continuing unemployment problem was not strongly impacting the earnings of corporations.

Equity returns were strong as the S&P 500 returned 17.93%. Small-capitalization equities performed slightly better than large-capitalization stocks with the Russell 2000 Index returning slightly more than the S&P 500. Growth outperformed value and U.S. stocks beat comparable non-U.S. stocks by small margins. Stocks benefited from falling long-term rates but also from rising earnings prospects. Bond indexes had positive returns and were led by high-yield bonds. Long-term bond returns lagged short-term bond returns toward the end of the year, which were affected by increased concerns about the federal budget deficit and higher inflation expectations.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund uses 10 equity managers that have exposure to nine asset classes. All nine of the asset classes had above-average returns for the last six months. As U.S. equities slightly outperformed REITs, non-U.S. developed equities and emerging markets, the Fund's diversified allocations to those asset classes were a slight drag to performance during the period. The Fund's underlying portfolio manager performance was mixed, as five of the Fund's equity managers beat the blended benchmarks that were set for them, and five underperformed. The Fund's growth managers did well over the six-month period, while value managers lagged their benchmarks.

On the fixed income side, the Fund's 4% long-term allocation to high-yield securities contributed to relative performance as that asset class did well, and the Fund's high yield strategy provided another boost as the Old Mutual Dwight High Yield Fund beat its index. The Fund's 7% long-term allocation to short-term bonds helped performance as bonds with lower duration outperformed bonds with higher duration. The Fund's investment-grade bond managers did well and performed within 1% of their benchmarks.

From April through December 2010, the Fund carried a slight underweight to equities. Ibbotson Associates Advisors, LLC ("Ibbotson") was concerned about high unemployment, housing prices, and the prospect of higher taxes. This underweight reduced volatility in the Fund, but was a drag on performance. As corporate balance sheets improved during 2010, the equity underweight was removed in December.

Performance Highlights

- *For the six-month period ended January 31, 2011, Class A shares of the Old Mutual Asset Allocation Balanced Portfolio returned 10.42% at net asset value, while the S&P Composite 1500 returned 18.39% and the Barclays Capital U.S. Aggregate Index returned 0.20%.*

- *The Fund uses 10 equity managers that have exposure to nine asset classes. All nine of the asset classes had above-average returns for the last six months.*

- *Old Mutual International Equity Fund, Old Mutual Large Cap Growth Fund and Old Mutual Barrow Hanley Value Fund were among the largest contributors to overall performance.*

- *Old Mutual Dwight Intermediate Fixed Income Fund, Old Mutual Dwight Short Term Fixed Income Fund and Old Mutual Strategic Small Company Fund were among those that contributed the least to overall performance.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Top Ten Holdings as of January 31, 2011

Old Mutual Barrow Hanley Core Bond Fund	23.7%
Old Mutual International Equity Fund	13.1%
Old Mutual Barrow Hanley Value Fund	12.1%
Old Mutual TS&W Mid-Cap Value Fund	8.6%
Old Mutual Large Cap Growth Fund	8.6%
Old Mutual Dwight Short Term Fixed Income Fund	6.5%
Old Mutual Focused Fund	5.5%
Old Mutual Dwight Intermediate Fixed Income Fund	5.5%
Old Mutual TS&W Small Cap Value Fund	4.1%
Old Mutual Dwight High Yield Fund	3.9%
As a % of Total Fund Investments	91.6%

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds," which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of Fund's underlying mutual fund investments, Old Mutual International Equity Fund, Old Mutual Large Cap Growth Fund and Old Mutual Barrow Hanley Value Fund were among the largest contributors to overall performance. Old Mutual Dwight Intermediate Fixed Income Fund, Old Mutual Dwight Short Term Fixed Income Fund and Old Mutual Strategic Small Company Fund were among those that contributed the least to overall performance.

Q. What is the investment outlook?

A. Ibbotson expects 2011 to be a year of mild growth in the developed world, and vigorous activity in emerging markets. Ibbotson anticipates that falling home prices, indebtedness, and the mismatch between labor demand and supply may hold back the economies in developed countries for years. Ibbotson expects the fiscal troubles of several members of the Eurozone will recurrently flare up, and the United Kingdom and Japan, as they strive to get their fiscal house in order, could set themselves up for another recession.

Within the fixed income realm, Ibbotson does not believe that the recent rise in long-term yields will continue throughout 2011. Ibbotson expects that during the year, it may become apparent that the economic recovery is wobbly and that the Federal Reserve Board cannot risk tightening monetary policy. At which point, long-term yields should stop rising, enabling government bonds to perform better than they have in the last few months.

For equities, Ibbotson does not expect 2011 to be as good as 2010. Earnings growth last year was powered, for the most part, by rising margins. Companies slashed payrolls and eliminated inefficiencies, bringing costs down. Sales growth was better than expected, but still moderate. In 2011, Ibbotson expects that sales will support stock prices, but Ibbotson is skeptical, and believes the dim macroeconomic backdrop sets the stage for sales to grow at a slower pace than margins did in 2010.

Among commodities, Ibbotson believes oil and agricultural commodity prices are likely to keep rising in the medium-term, powered by steady demand from emerging markets and a strained supply. Rising commodity prices should put central banks between a rock and a hard place, at a time of weak economic activity. This may leave monetary authorities in a position to focus on core consumer prices and hope that higher food and energy prices do not translate into higher wages.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of January 31, 2011

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	09/30/04	4.06%	7.42%	2.61%	4.70%
Class A without load	09/30/04	10.42%	14.02%	3.84%	5.69%
Class C with load	09/30/04	9.03%	12.21%	3.08%	4.93%
Class C without load	09/30/04	10.03%	13.21%	3.08%	4.93%
Class Z	12/09/05	10.55%	14.41%	4.11%	4.75%
Institutional Class	09/30/04	10.50%	14.27%	4.06%	5.93%
S&P Composite 1500	09/30/04	18.39%	23.40%	2.47%	4.85%
Barclays Capital U.S. Aggregate Index	09/30/04	0.20%	5.06%	5.82%	5.12%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00% if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00% if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after fee waivers and/or expense reimbursement you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the prospectus dated November 23, 2010) are 1.78% and 1.49%; 2.47% and 2.24%; 3.13% and 1.24%; and 3.14% and 1.24%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of January 31, 2011 — % of Total Fund Investments



Schedule of Investments

As of January 31, 2011 (Unaudited)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] — 100.2%		
Corporate/Preferred-High Yield — 3.9%		
Old Mutual Dwight High Yield Fund	278,065	$ 2,847
Total Corporate/Preferred-High Yield		2,847
Government/Corporate — 35.7%		
Old Mutual Barrow Hanley Core Bond Fund	1,646,843	17,210
Old Mutual Dwight Intermediate Fixed Income Fund	400,653	3,958
Old Mutual Dwight Short Term Fixed Income Fund	470,679	4,735
Total Government/Corporate		25,903
Growth — 2.6%		
Old Mutual Copper Rock Emerging Growth Fund*	164,058	1,846
Total Growth		1,846
Growth & Income-Large Cap — 5.5%		
Old Mutual Focused Fund	182,316	4,005
Total Growth & Income-Large Cap		4,005
Growth & Income-Small Cap — 0.2%		
Old Mutual Strategic Small Company Fund	9,121	102
Total Growth & Income-Small Cap		102
Growth-Large Cap — 8.6%		
Old Mutual Large Cap Growth Fund	331,523	6,233
Total Growth-Large Cap		6,233
International Equity — 13.1%		
Old Mutual International Equity Fund	1,018,661	9,524
Total International Equity		9,524
Market Neutral-Equity — 2.7%		
Old Mutual Analytic U.S. Long/Short Fund	171,077	1,969
Total Market Neutral-Equity		1,969
Sector Fund-Real Estate — 2.3%		
Old Mutual Heitman REIT Fund	201,833	1,677
Total Sector Fund-Real Estate		1,677
Value — 12.1%		
Old Mutual Barrow Hanley Value Fund	1,367,019	8,804
Total Value		8,804

Description	Shares	Value (000)
Value-Mid Cap — 8.7%		
Old Mutual TS&W Mid-Cap Value Fund	701,958	$ 6,276
Total Value-Mid Cap		6,276
Value-Small Cap — 4.1%		
Old Mutual TS&W Small Cap Value Fund*	161,991	2,960
Total Value-Small Cap		2,960
Money Market Fund — 0.7%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.07% (A)	538,653	539
Total Money Market Fund		539
Total Affiliated Mutual Funds (Cost $65,964)		72,685
Total Investments — 100.2% (Cost $65,964)		72,685
Other Assets and Liabilities, Net — (0.2)%		(173)
Total Net Assets — 100.0%		$ 72,512

For descriptions of abbreviations and footnotes, please refer to page 20.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of January 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments Affiliated Mutual Funds	$72,685	$—	$—	$72,685
Total Investments	$72,685	$—	$—	$72,685

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2011, Class A shares of the Old Mutual Asset Allocation Moderate Growth Portfolio (the "Fund") returned 13.52% at net asset value, while the S&P Composite 1500 returned 18.39% and the Barclays Capital U.S. Aggregate Index returned 0.20%. Performance for all share classes can be found on page 13.

Q. What investment environment did the Fund face during the past period?

A. U.S. stocks had a positive, albeit rocky, 2010 on the back of strong earnings growth. Prices ebbed and flowed with the news on quantitative easing, the Eurozone drama, the extension of the Bush-era tax cuts, and the disappointing news on the job market. Overall, returns were above the Fund's long-term averages. Returns during the six-month period ending January 31, 2011, (covered by this commentary) were much better than returns during the first half of the year as it became more clear that the continuing unemployment problem was not strongly impacting the earnings of corporations.

Equity returns were strong as the S&P 500 returned 17.93%. Small-capitalization equities performed slightly better than large-capitalization stocks with the Russell 2000 Index returning slightly more than the S&P 500. Growth outperformed value and U.S. stocks beat comparable non-U.S. stocks by small margins. Stocks benefited from falling long-term rates but also from rising earnings prospects. Bond indexes had positive returns and were led by high-yield bonds. Long-term bond returns lagged short-term bond returns toward the end of the year, which were affected by increased concerns about the federal budget deficit and higher inflation expectations.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund uses 10 equity managers that have exposure to nine asset classes. All nine of the asset classes had above-average returns for the last six months. As U.S. equities slightly outperformed REITs, non-U.S. developed equities and emerging markets, the Fund's diversified allocations to those asset classes were a slight drag to performance during the period. The Fund's underlying portfolio manager performance was mixed, as five of the equity managers beat the blended benchmarks that were set for them, and five underperformed. The Fund's growth managers did well over the six-month period, while value managers lagged their benchmarks. Old Mutual International Equity Fund, managed by Acadian Asset Management LLC, was a particular standout to performance.

On the fixed income side, the Fund's investment-grade bond managers did well and performed within 1% of their benchmarks.

From April through December 2010, the Fund carried a slight underweight to equities. Ibbotson Associates Advisors, LLC ("Ibbotson") was concerned about high unemployment, housing prices, and the prospect of higher taxes. This underweight reduced volatility in the Fund, but was a drag on performance. As corporate balance sheets improved during 2010, the equity underweight was removed in December.

Performance Highlights

- *For the six-month period ended January 31, 2011, Class A shares of the Old Mutual Asset Allocation Moderate Growth Portfolio returned 13.52% at net asset value, while the S&P Composite 1500 returned 18.39% and the Barclays Capital U.S. Aggregate Index returned 0.20%.*

- *The Fund uses 10 equity managers that have exposure to nine asset classes. All nine of the asset classes had above-average returns for the last six months.*

- *Old Mutual International Equity Fund, Old Mutual Large Cap Growth Fund and Old Mutual Barrow Hanley Value Fund were among the largest contributors to overall performance.*

- *Old Mutual Dwight Intermediate Fixed Income Fund, Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Heitman REIT Fund were among those that contributed the least to overall performance.*

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Top Ten Holdings as of January 31, 2011	
Old Mutual International Equity Fund	18.8%
Old Mutual Barrow Hanley Core Bond Fund	16.8%
Old Mutual Barrow Hanley Value Fund	11.9%
Old Mutual Large Cap Growth Fund	10.8%
Old Mutual TS&W Mid-Cap Value Fund	10.0%
Old Mutual TS&W Small Cap Value Fund	7.6%
Old Mutual Focused Fund	6.7%
Old Mutual Heitman REIT Fund	4.9%
Old Mutual Analytic U.S. Long/Short Fund	4.6%
Old Mutual Copper Rock Emerging Growth Fund	4.2%
As a % of Total Fund Investments	96.3%

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds," which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual International Equity Fund, Old Mutual Large Cap Growth Fund and Old Mutual Barrow Hanley Value Fund were among the largest contributors to overall performance. Old Mutual Dwight Intermediate Fixed Income Fund, Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Heitman REIT Fund were among those that contributed the least to overall performance.

Q. What is the investment outlook?

A. Ibbotson expects 2011 to be a year of mild growth in the developed world, and vigorous activity in emerging markets. Ibbotson anticipates that falling home prices, indebtedness, and the mismatch between labor demand and supply may hold back the economies in developed countries for years. Ibbotson expects the fiscal troubles of several members of the Eurozone will recurrently flare up, and the United Kingdom and Japan, as they strive to get their fiscal house in order, could set themselves up for another recession.

Within the fixed income realm, Ibbotson does not believe that the recent rise in long-term yields will continue throughout 2011. Ibbotson expects that during the year, it may become apparent that the economic recovery is wobbly and that the Federal Reserve Board cannot risk tightening monetary policy. At which point, long-term yields should stop rising, enabling government bonds to perform better than they have in the last few months.

For equities, Ibbotson does not expect 2011 to be as good as 2010. Earnings growth last year was powered, for the most part, by rising margins. Companies slashed payrolls and eliminated inefficiencies, bringing costs down. Sales growth was better than expected, but still moderate. In 2011, Ibbotson expects that sales will support stock prices, but Ibbotson is skeptical, and believes the dim macroeconomic backdrop sets the stage for sales to grow at a slower pace than margins did in 2010.

Among commodities, Ibbotson believes oil and agricultural commodity prices are likely to keep rising in the medium-term, powered by steady demand from emerging markets and a strained supply. Rising commodity prices should put central banks between a rock and a hard place, at a time of weak economic activity. This may leave monetary authorities in a position to focus on core consumer prices and hope that higher food and energy prices do not translate into higher wages.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of January 31, 2011

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	09/30/04	6.98%	10.65%	1.09%	4.09%
Class A without load	09/30/04	13.52%	17.41%	2.30%	5.07%
Class C with load	09/30/04	12.04%	15.50%	1.52%	4.29%
Class C without load	09/30/04	13.04%	16.50%	1.52%	4.29%
Class Z	12/09/05	13.70%	17.68%	2.57%	3.42%
Institutional Class	09/30/04	13.73%	17.72%	2.60%	5.37%
S&P Composite 1500	09/30/04	18.39%	23.40%	2.47%	4.85%
Barclays Capital U.S. Aggregate Index	09/30/04	0.20%	5.06%	5.82%	5.12%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00% if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00% if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after fee waivers and/or expense reimbursement you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the prospectus dated November 23, 2010) are 2.01% and 1.50%; 2.67% and 2.25%; 3.52% and 1.25%; and 1.92% and 1.25%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of January 31, 2011 — % of Total Fund Investments



Old Mutual Asset Allocation Moderate Growth Portfolio — concluded

Schedule of Investments

As of January 31, 2011 (Unaudited)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] — 100.1%		
Government/Corporate — 19.3%		
Old Mutual Barrow Hanley Core Bond Fund	1,512,220	$ 15,803
Old Mutual Dwight Intermediate Fixed Income Fund	236,138	2,333
Total Government/Corporate		18,136
Growth — 4.2%		
Old Mutual Copper Rock Emerging Growth Fund*	355,255	3,997
Total Growth		3,997
Growth & Income-Large Cap — 6.7%		
Old Mutual Focused Fund	287,788	6,323
Total Growth & Income-Large Cap		6,323
Growth & Income-Small Cap — 0.4%		
Old Mutual Strategic Small Company Fund	30,961	345
Total Growth & Income-Small Cap		345
Growth-Large Cap — 10.8%		
Old Mutual Large Cap Growth Fund	538,505	10,124
Total Growth-Large Cap		10,124
International Equity — 18.8%		
Old Mutual International Equity Fund	1,888,603	17,658
Total International Equity		17,658
Market Neutral-Equity — 4.6%		
Old Mutual Analytic U.S. Long/Short Fund	380,080	4,375
Total Market Neutral-Equity		4,375
Sector Fund-Real Estate — 4.9%		
Old Mutual Heitman REIT Fund	552,953	4,595
Total Sector Fund-Real Estate		4,595
Value — 11.9%		
Old Mutual Barrow Hanley Value Fund	1,740,983	11,212
Total Value		11,212
Value-Mid Cap — 10.0%		
Old Mutual TS&W Mid-Cap Value Fund	1,052,156	9,406
Total Value-Mid Cap		9,406

Description	Shares	Value (000)
Value-Small Cap — 7.6%		
Old Mutual TS&W Small Cap Value Fund*	389,967	$ 7,126
Total Value-Small Cap		7,126
Money Market Fund — 0.9%		
Total Old Mutual Cash Reserves Fund, Institutional Class, 0.07% (A)	823,678	824
Total Money Market Fund		824
Total Affiliated Mutual Funds (Cost $88,073)		94,121
Total Investments — 100.1% (Cost $88,073)		94,121
Other Assets and Liabilities, Net — (0.1)%		(133)
Total Net Assets — 100.0%		$ 93,988

For descriptions of abbreviations and footnotes, please refer to page 20.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of January 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$94,121	$—	$—	$94,121
Total Investments	$94,121	$—	$—	$94,121

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2011, Class A shares of the Old Mutual Asset Allocation Growth Portfolio (the "Fund") underperformed its benchmark, the S&P Composite 1500 (the "Index"). The Fund's Class A shares posted a 16.82% return at net asset value versus an 18.39% return for the Index. Performance for all share classes can be found on page 17.

Q. What investment environment did the Fund face during the past period?

A. U.S. stocks had a positive, albeit rocky, 2010 on the back of strong earnings growth. Prices ebbed and flowed with the news on quantitative easing, the Eurozone drama, the extension of the Bush-era tax cuts, and the disappointing news on the job market. Overall, returns were above the Fund's long-term averages. Returns during the six-month period ending January 31, 2011, (covered by this commentary) were much better than returns during the first half of the year as it became more clear that the continuing unemployment problem was not strongly impacting the earnings of corporations.

Equity returns were strong as the S&P 500 returned 17.93%. Small-capitalization equities performed slightly better than large-capitalization stocks with the Russell 2000 Index returning slightly more than the S&P 500. Growth outperformed value and U.S. stocks beat comparable non-U.S. stocks by small margins. Stocks benefited from falling long-term rates but also from rising earnings prospects. Bond indexes had positive returns and were led by high-yield bonds. Long-term bond returns lagged short-term bond returns toward the end of the year, which were affected by increased concerns about the federal budget deficit and higher inflation expectations.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund uses 10 equity managers that have exposure to nine asset classes. All nine of the asset classes had above-average returns for the last six months. As U.S. equities slightly outperformed REITs, non-U.S. developed equities and emerging markets, the Fund's diversified allocations to those asset classes were a slight drag to performance during the period. The Fund's underlying portfolio manager performance was mixed, as five of the equity managers beat the blended benchmarks that were set for them, and five underperformed. The Fund's growth managers did well over the six-month period, while value managers lagged their benchmarks. Old Mutual International Equity Fund, managed by Acadian Asset Management LLC, was a particular standout to performance.

From April through December 2010, the Fund carried a slight underweight to equities and an overweight to fixed-income securities. Ibbotson Associates Advisors, LLC ("Ibbotson") was concerned about high unemployment, housing prices, and the prospect of higher taxes. This underweight reduced volatility in the Fund, but was a drag on performance. As corporate balance sheets improved during 2010, the equity underweight was removed in December.

Performance Highlights

- *For the six-month period ended January 31, 2011, Class A shares of the Old Mutual Asset Allocation Growth Portfolio underperformed its benchmark, the S&P Composite 1500. The Fund's Class A shares posted a 16.82% return at net asset value versus an 18.39% return for the Index.*

- *The Fund uses 10 equity managers that have exposure to nine asset classes. All nine of the asset classes had above-average returns for the last six months.*

- *Old Mutual International Equity Fund, Old Mutual Large Cap Growth Fund and Old Mutual Barrow Hanley Value Fund were among the largest contributors to overall performance.*

- *Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Analytic U.S. Long/Short Fund and Old Mutual TS&W Small Cap Value Fund were among those that contributed the least to overall performance.*

Management Overview (Unaudited)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Top Ten Holdings as of January 31, 2011

Old Mutual International Equity Fund	26.7%
Old Mutual Barrow Hanley Value Fund	15.4%
Old Mutual Large Cap Growth Fund	13.2%
Old Mutual TS&W Mid-Cap Value Fund	12.6%
Old Mutual Heitman REIT Fund	7.7%
Old Mutual Focused Fund	7.1%
Old Mutual TS&W Small Cap Value Fund	6.1%
Old Mutual Copper Rock Emerging Growth Fund	4.9%
Old Mutual Analytic U.S. Long/Short Fund	4.1%
Old Mutual Barrow Hanley Core Bond Fund	1.2%
As a % of Total Fund Investments	99.0%

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds," which seeks to achieve its investment objective by investing in a portfolio of underlying equity funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual International Equity Fund, Old Mutual Large Cap Growth Fund and Old Mutual Barrow Hanley Value Fund were among the largest contributors to overall performance. Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Analytic U.S. Long/Short Fund and Old Mutual TS&W Small Cap Value Fund were among those that contributed the least to overall performance.

Q. What is the investment outlook?

A. Ibbotson expects 2011 to be a year of mild growth in the developed world, and vigorous activity in emerging markets. Ibbotson anticipates that falling home prices, indebtedness, and the mismatch between labor demand and supply may hold back the economies in developed countries for years. Ibbotson expects the fiscal troubles of several members of the Eurozone will recurrently flare up, and the United Kingdom and Japan, as they strive to get their fiscal house in order, could set themselves up for another recession.

Within the fixed income realm, Ibbotson does not believe that the recent rise in long-term yields will continue throughout 2011. Ibbotson expects that during the year, it may become apparent that the economic recovery is wobbly and that the Federal Reserve Board cannot risk tightening monetary policy. At which point, long-term yields should stop rising, enabling government bonds to perform better than they have in the last few months.

For equities, Ibbotson does not expect 2011 to be as good as 2010. Earnings growth last year was powered, for the most part, by rising margins. Companies slashed payrolls and eliminated inefficiencies, bringing costs down. Sales growth was better than expected, but still moderate. In 2011, Ibbotson expects that sales will support stock prices, but Ibbotson is skeptical, and believes the dim macroeconomic backdrop sets the stage for sales to grow at a slower pace than margins did in 2010.

Among commodities, Ibbotson believes oil and agricultural commodity prices are likely to keep rising in the medium-term, powered by steady demand from emerging markets and a strained supply. Rising commodity prices should put central banks between a rock and a hard place, at a time of weak economic activity. This may leave monetary authorities in a position to focus on core consumer prices and hope that higher food and energy prices do not translate into higher wages.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of January 31, 2011

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	09/30/04	10.15%	14.08%	(0.13)%	3.99%
Class A without load	09/30/04	16.82%	20.99%	1.06%	4.96%
Class C with load	09/30/04	15.34%	19.13%	0.31%	4.18%
Class C without load	09/30/04	16.34%	20.13%	0.31%	4.18%
Class Z	12/09/05	16.93%	21.30%	1.32%	2.37%
Institutional Class	09/30/04	17.00%	21.37%	1.31%	5.22%
S&P Composite 1500	09/30/04	18.39%	23.40%	2.47%	4.85%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00% if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00% if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expense waivers and/or expense reimbursement you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the prospectus dated November 23, 2010) are 2.15% and 1.54%; 2.81% and 2.29%; 2.30% and 1.29%; and 1.64% and 1.29%, respectively.

Fund Performance



- Old Mutual Asset Allocation Growth Portfolio, Class A
- Old Mutual Asset Allocation Growth Portfolio, Class C
- Old Mutual Asset Allocation Growth Portfolio, Institutional Class
- S&P Composite 1500

$13,804
$13,501
$12,964
$12,810

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of January 31, 2011 — % of Total Fund Investments



- Government/Corporate (1.2%)
- Growth (4.9%)
- Growth & Income-Large Cap (7.1%)
- Growth-Large Cap (13.2%)
- International Equity (26.7%)
- Market Neutral-Equity (4.1%)
- Cash Equivalents (1.0%)
- Sector Fund-Real Estate (7.7%)
- Value (15.4%)
- Value-Mid Cap (12.6%)
- Value-Small Cap (6.1%)

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2011 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[(1)] — 100.2%		
Government/Corporate — 1.2%		
Old Mutual Barrow Hanley Core Bond Fund	67,028	$ 700
Total Government/Corporate		700
Growth — 5.0%		
Old Mutual Copper Rock Emerging Growth Fund*	249,649	2,808
Total Growth		2,808
Growth & Income-Large Cap — 7.1%		
Old Mutual Focused Fund	184,466	4,053
Total Growth & Income-Large Cap		4,053
Growth-Large Cap — 13.2%		
Old Mutual Large Cap Growth Fund	398,439	7,491
Total Growth-Large Cap		7,491
International Equity — 26.7%		
Old Mutual International Equity Fund	1,621,064	15,157
Total International Equity		15,157
Market Neutral-Equity — 4.1%		
Old Mutual Analytic U.S. Long/Short Fund	201,975	2,325
Total Market Neutral-Equity		2,325
Sector Fund-Real Estate — 7.7%		
Old Mutual Heitman REIT Fund	528,893	4,395
Total Sector Fund-Real Estate		4,395
Value — 15.5%		
Old Mutual Barrow Hanley Value Fund	1,361,791	8,770
Total Value		8,770
Value-Mid Cap — 12.6%		
Old Mutual TS&W Mid-Cap Value Fund	800,491	7,156
Total Value-Mid Cap		7,156
Value-Small Cap — 6.1%		
Old Mutual TS&W Small Cap Value Fund*	190,227	3,476
Total Value-Small Cap		3,476

Description	Shares	Value (000)
Money Market Fund — 1.0%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.07% (A)	564,873	$ 565
Total Money Market Fund		565
Total Affiliated Mutual Funds (Cost $52,481)		56,896
Total Investments — 100.2% (Cost $52,481)		56,896
Other Assets and Liabilities, Net — (0.2)%		(111)
Total Net Assets — 100.0%		$ 56,785

For descriptions of abbreviations and footnotes, please refer to page 20.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of January 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$56,896	$ —	$ —	$56,896
Total Investments	$56,896	$ —	$ —	$56,896

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

Notes to Schedule of Investments

* Non-income producing security.

(1) — Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) — The rate reported represents the 7-day effective yield as of January 31, 2011.

Cost figures are shown with "000's" omitted.

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)

AS OF JANUARY 31, 2011 (UNAUDITED)

	Old Mutual Asset Allocation Conservative Portfolio	Old Mutual Asset Allocation Balanced Portfolio	Old Mutual Asset Allocation Moderate Growth Portfolio	Old Mutual Asset Allocation Growth Portfolio
Assets:				
Investment in Affiliated Funds, at cost	$ 37,455	$ 65,964	$ 88,073	$ 52,481
Investment in Affiliated Funds, at value	$ 40,885	$ 72,685	$ 94,121	$ 56,896
Receivable for Capital Shares Sold	—	39	1,986	55
Receivable for Investment Securities Sold	110	—	—	—
Receivable from Investment Adviser	10	15	30	23
Receivable for Dividends from Affiliated Funds	93	97	59	3
Other Assets	4	6	7	7
Total Assets	41,102	72,842	96,203	56,984
Liabilities:				
Payable for Investment Securities Purchased	93	97	1,787	3
Payable for Capital Shares Redeemed	39	163	332	129
Payable for Administration Fees	3	6	8	5
Payable for Distribution & Service Fees	5	12	14	8
Payable for Management Fees	7	12	20	12
Payable for Trustees' Fees	1	2	2	2
Accrued Expenses	19	38	52	40
Total Liabilities	167	330	2,215	199
Net Assets	$ 40,935	$ 72,512	$ 93,988	$ 56,785
Net Assets:				
Paid-in Capital ($0.001 par value, unlimited authorization)	$ 41,185	$ 93,673	$ 132,972	$ 93,101
Undistributed (Distributions in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)	(456)	(344)	36	343
Accumulated Net Realized Loss on Investments	(3,224)	(27,538)	(45,068)	(41,074)
Net Unrealized Appreciation on Investments	3,430	6,721	6,048	4,415
Net Assets	$ 40,935	$ 72,512	$ 93,988	$ 56,785
Net Assets – Class A	$ 11,034	$ 14,773	$ 23,342	$ 15,372
Net Assets – Class C	21,926	55,841	69,129	36,876
Net Assets – Class Z	1,407	1,868	1,509	3,760
Net Assets – Institutional Class	6,568	30	8	776
Outstanding Shares of Beneficial Interest – Class A	1,032,666	1,362,855	2,156,714	1,380,719
Outstanding Shares of Beneficial Interest – Class C	2,061,799	5,161,500	6,512,816	3,451,518
Outstanding Shares of Beneficial Interest – Class Z	131,569	172,005	138,252	333,215
Outstanding Shares of Beneficial Interest – Institutional Class	613,670	2,779	707	68,898
Net Asset Value and Redemption Price Per Share – Class A^	$ 10.68	$ 10.84	$ 10.82	$ 11.13
Maximum Offering Price Per Share Class A (Net Asset Value/94.25%)	$ 11.33	$ 11.50	$ 11.48	$ 11.81
Net Asset Value, Offering and Redemption Price Per Share – Class C†^	$ 10.63	$ 10.82	$ 10.61	$ 10.68
Net Asset Value, Offering and Redemption Price Per Share – Class Z^	$ 10.69	$ 10.86	$ 10.92	$ 11.28
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class^	$ 10.70	$ 10.81	$ 10.86	$ 11.27

† Class C shares have a contingent deferred sales charge. For a description of possible sales charge, please see the Fund's Prospectus.
^ Net Assets divided by shares may not calculate to the stated NAV because these amounts are shown rounded.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS (000)

FOR THE SIX-MONTH PERIOD ENDED JANUARY 31, 2011 (UNAUDITED)

	Old Mutual Asset Allocation Conservative Portfolio	Old Mutual Asset Allocation Balanced Portfolio	Old Mutual Asset Allocation Moderate Growth Portfolio	Old Mutual Asset Allocation Growth Portfolio
Investment Income:				
Dividends from Affiliated Funds	$ 731	$ 1,085	$ 1,169	$ 640
Total Investment Income	731	1,085	1,169	640
Expenses:				
Management Fees	43	75	116	71
Administration Fees	22	38	47	28
Trustees' Fees	4	8	9	5
Professional Fees	12	21	27	16
Transfer Agent Fees	24	59	98	77
Registration and SEC Fees	27	27	27	27
Distribution and Service Fees:				
Class A	15	21	27	20
Class C	117	287	349	183
Other Expenses	8	15	20	11
Total Expenses	272	551	720	438
Less:				
Net Waiver of Management Fees	(43)	(75)	(116)	(71)
Reimbursement of Other Expenses by Investment Adviser	(20)	(21)	(78)	(73)
Net Expenses	209	455	526	294
Net Investment Income	522	630	643	346
Net Realized Loss from Affiliated Funds[1]	(253)	(1,552)	(1,449)	(1,896)
Net Capital Gain Distributions Received from Affiliated Funds[1]	766	736	416	23
Net Change in Unrealized Appreciation on Investments	1,342	7,239	11,869	10,116
Net Realized and Unrealized Gain on Investments	1,855	6,423	10,836	8,243
Increase in Net Assets Resulting from Operations	$2,377	$ 7,053	$11,479	$ 8,589

[1] See Note 7 for total net realized gain (loss) on investments in Affiliated Funds.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS (000)

	Old Mutual Asset Allocation Conservative Portfolio		Old Mutual Asset Allocation Balanced Portfolio		Old Mutual Asset Allocation Moderate Growth Portfolio		Old Mutual Asset Allocation Growth Portfolio	
	8/1/10 to 1/31/11 (Unaudited)	8/1/09 to 7/31/10	8/1/10 to 1/31/11 (Unaudited)	8/1/09 to 7/31/10	8/1/10 to 1/31/11 (Unaudited)	8/1/09 to 7/31/10	8/1/10 to 1/31/11 (Unaudited)	8/1/09 to 7/31/10
Investment Activities:								
Net Investment Income	$ 522	$ 1,410	$ 630	$ 1,626	$ 643	$ 1,136	$ 346	$ 743
Net Realized Gain (Loss) from Investments	513	(1,403)	(816)	(12,536)	(1,033)	(21,629)	(1,873)	(21,363)
Net Change in Unrealized Appreciation on Investments	1,342	4,592	7,239	21,014	11,869	33,428	10,116	31,194
Net Increase in Net Assets Resulting from Operations	2,377	4,599	7,053	10,104	11,479	12,935	8,589	10,574
Dividends and Distributions to Shareholders From:								
Net Investment Income:								
Class A	(322)	(597)	(265)	(758)	(286)	(637)	(84)	(405)
Class C	(542)	(1,028)	(766)	(1,581)	(398)	(1,415)	—	(576)
Class Z	(37)	(47)	(31)	(29)	(23)	(15)	(28)	(16)
Institutional Class	(187)	(295)	(1)	(41)	—	(178)	(6)	(435)
Total Dividends and Distributions	(1,088)	(1,967)	(1,063)	(2,409)	(707)	(2,245)	(118)	(1,432)
Capital Share Transactions:								
Class A								
Shares Issued	3,970	2,794	805	3,578	2,548	2,801	457	2,399
Shares Issued upon Reinvestment of Distributions	248	463	204	576	243	517	74	325
Redemption Fees	3	—	—	—	—	—	—	1
Shares Redeemed	(5,722)	(5,488)	(8,828)	(10,122)	(4,702)	(8,643)	(4,299)	(8,729)
Total Class A Capital Share Transactions	(1,501)	(2,231)	(7,819)	(5,968)	(1,911)	(5,325)	(3,768)	(6,004)
Class C								
Shares Issued	1,111	3,808	1,702	5,055	1,504	4,581	738	2,341
Shares Issued upon Reinvestment of Distributions	331	559	452	925	239	825	—	395
Redemption Fees	—	—	—	—	—	—	—	—
Shares Redeemed	(4,185)	(13,406)	(10,424)	(29,401)	(11,714)	(34,527)	(6,036)	(19,049)
Total Class C Capital Share Transactions	(2,743)	(9,039)	(8,270)	(23,421)	(9,971)	(29,121)	(5,298)	(16,313)
Class Z								
Shares Issued	520	1,539	1,228	257	971	88	1,239	3,000
Shares Issued upon Reinvestment of Distributions	29	47	16	29	10	15	21	16
Redemption Fees	—	—	—	—	—	—	—	—
Shares Redeemed	(300)	(713)	(382)	(87)	(199)	(23)	(248)	(1,410)
Total Class Z Capital Share Transactions	249	873	862	199	782	80	1,012	1,606
Institutional Class								
Shares Issued	430	1,435	—	32	—	24	36	733
Shares Issued upon Reinvestment of Distributions	187	250	1	41	—	178	6	435
Redemption Fees	—	—	—	—	—	—	—	—
Shares Redeemed	(389)	(1,855)	—	(2,199)	—	(8,821)	(46)	(20,421)
Total Institutional Class Capital Share Transactions	228	(170)	1	(2,126)	—	(8,619)	(4)	(19,253)
Decrease in Net Assets Derived from Capital Shares Transactions	(3,767)	(10,567)	(15,226)	(31,316)	(11,100)	(42,985)	(8,058)	(39,964)
Total Increase (Decrease) in Net Assets	(2,478)	(7,935)	(9,236)	(23,621)	(328)	(32,295)	413	(30,822)
Net Assets:								
Beginning of Period	43,413	51,348	81,748	105,369	94,316	126,611	56,372	87,194
End of Period	$ 40,935	$ 43,413	$ 72,512	$ 81,748	$ 93,988	$ 94,316	$ 56,785	$ 56,372
Undistributed (Distribution in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ (456)	$ 110	$ (344)	$ 89	$ 36	$ 100	$ 343	$ 115

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout Each Year or Period Ended July 31, (unless otherwise noted) And for the Six-Month Period Ended January 31, 2011 (Unaudited)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††,(1)	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††,(1)	Ratio of Net Investment Income (Loss) to Average Net Assets††,(1)	Portfolio Turnover Rate†
OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO															
Class A															
2011	$10.38	$0.14	$0.46	$—	$0.60	$(0.30)	$—	$(0.30)	$10.68	5.80%	$11,034	0.61%	0.91%	2.72%	11.21%
2010	9.84	0.34	0.66	—	1.00	(0.46)	—	(0.46)	10.38	10.27%	12,141	0.61%	0.94%	3.36%	32.70%
2009	10.76	0.48	(0.61)	—	(0.13)	(0.57)	(0.22)	(0.79)	9.84	(0.49)%	13,632	0.65%	0.86%	5.09%	39.55%
2008	11.30	0.29	(0.25)	—	0.04	(0.31)	(0.27)	(0.58)	10.76	0.24%	15,858	0.93%	1.31%	2.62%	49.27%
2007	10.64	0.30	0.69	—	0.99	(0.28)	(0.05)	(0.33)	11.30	9.40%	12,605	1.50%	1.94%	2.73%	130.47%
2006	10.53	0.26	0.10	—	0.36	(0.20)	(0.05)	(0.25)	10.64	3.39%	8,588	1.50%	2.35%	2.46%	146.84%
Class C															
2011	$10.33	$0.11	$0.45	$—	$0.56	$(0.26)	$—	$(0.26)	$10.63	5.41%	$21,926	1.36%	1.60%	2.03%	11.21%
2010	9.80	0.27	0.64	—	0.91	(0.38)	—	(0.38)	10.33	9.37%	23,985	1.36%	1.65%	2.61%	32.70%
2009	10.66	0.39	(0.58)	—	(0.19)	(0.45)	(0.22)	(0.67)	9.80	(1.20)%	31,465	1.41%	1.54%	4.23%	39.55%
2008	11.25	0.21	(0.25)	—	(0.04)	(0.28)	(0.27)	(0.55)	10.66	(0.47)%	34,242	1.67%	1.95%	1.86%	49.27%
2007	10.60	0.22	0.68	—	0.90	(0.20)	(0.05)	(0.25)	11.25	8.57%	25,812	2.25%	2.57%	1.98%	130.47%
2006	10.50	0.18	0.10	—	0.28	(0.13)	(0.05)	(0.18)	10.60	2.63%	18,253	2.25%	2.75%	1.74%	146.84%
Class Z															
2011	$10.39	$0.17	$0.44	$—	$0.61	$(0.31)	$—	$(0.31)	$10.69	5.92%	$1,407	0.36%	1.72%	3.13%	11.21%
2010	9.85	0.35	0.67	—	1.02	(0.48)	—	(0.48)	10.39	10.54%	1,129	0.34%	1.65%	3.40%	32.70%
2009	10.78	0.44	(0.54)	—	(0.10)	(0.61)	(0.22)	(0.83)	9.85	(0.17)%	234	0.40%	7.77%	4.56%	39.55%
2008	11.30	0.32	(0.25)	—	0.07	(0.32)	(0.27)	(0.59)	10.78	0.54%	640	0.67%	4.34%	2.86%	49.27%
2007	10.65	0.34	0.67	—	1.01	(0.31)	(0.05)	(0.36)	11.30	9.55%	514	1.25%	11.45%	3.01%	130.47%
2006**	10.60	0.19	0.09	—	0.28	(0.18)	(0.05)	(0.23)	10.65	2.63%	1	1.25%	757.79%	2.80%	146.84%
Institutional Class															
2011	$10.40	$0.16	$0.45	$—	$0.61	$(0.31)	$—	$(0.31)	$10.70	5.92%	$6,568	0.36%	0.63%	3.04%	11.21%
2010	9.86	0.37	0.65	—	1.02	(0.48)	—	(0.48)	10.40	10.52%	6,158	0.36%	0.56%	3.62%	32.70%
2009	10.79	0.47	(0.58)	—	(0.11)	(0.60)	(0.22)	(0.82)	9.86	(0.19)%	6,017	0.40%	1.43%	4.85%	39.55%
2008	11.32	0.32	(0.26)	—	0.06	(0.32)	(0.27)	(0.59)	10.79	0.41%	6,816	0.69%	1.05%	2.87%	49.27%
2007	10.65	0.33	0.70	—	1.03	(0.31)	(0.05)	(0.36)	11.32	9.74%	5,700	1.25%	1.60%	2.98%	130.47%
2006	10.54	0.29	0.10	—	0.39	(0.23)	(0.05)	(0.28)	10.65	3.64%	5,588	1.25%	1.75%	2.71%	146.84%
OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO															
Class A															
2011	$9.99	$0.11	$0.93	$—	$1.04	$(0.19)	$—	$(0.19)	$10.84	10.42%	$14,773	0.64%	0.95%	2.16%	2.46%
2010	9.28	0.22	0.80	—	1.02	(0.31)	—	(0.31)	9.99	10.99%	21,312	0.64%	0.93%	2.26%	32.67%
2009	11.27	0.29	(1.46)	—	(1.17)	(0.36)	(0.46)	(0.82)	9.28	(9.30)%	25,356	0.65%	0.79%	3.30%	29.74%
2008	12.68	0.21	(0.74)#	—	(0.53)	(0.26)	(0.62)	(0.88)	11.27	(4.59)%#	44,959	0.94%	1.13%	1.71%	51.96%
2007	11.45	0.20	1.41	—	1.61	(0.17)	(0.21)	(0.38)	12.68	14.20%	51,321	1.55%	1.69%	1.59%	121.42%
2006	11.02	0.16	0.47	—	0.63	(0.12)	(0.08)	(0.20)	11.45	5.76%	37,679	1.55%	1.82%	1.40%	129.99%
Class C															
2011	$9.97	$0.08	$0.92	$—	$1.00	$(0.15)	$—	$(0.15)	$10.82	10.03%	$55,841	1.39%	1.58%	1.50%	2.46%
2010	9.26	0.15	0.79	—	0.94	(0.23)	—	(0.23)	9.97	10.19%	59,480	1.39%	1.62%	1.51%	32.67%
2009	11.17	0.22	(1.44)	—	(1.22)	(0.23)	(0.46)	(0.69)	9.26	(10.00)%	77,330	1.40%	1.51%	2.46%	29.74%
2008	12.64	0.11	(0.73)#	—	(0.62)	(0.23)	(0.62)	(0.85)	11.17	(5.34)%#	120,085	1.67%	1.85%	0.92%	51.96%
2007	11.42	0.10	1.41	—	1.51	(0.08)	(0.21)	(0.29)	12.64	13.38%	109,348	2.30%	2.44%	0.85%	121.42%
2006	11.00	0.07	0.48	—	0.55	(0.05)	(0.08)	(0.13)	11.42	5.00%	61,845	2.30%	2.54%	0.66%	129.99%
Class Z															
2011	$10.01	$0.16	$0.89	$—	$1.05	$(0.20)	$—	$(0.20)	$10.86	10.55%	$1,868	0.39%	1.57%	3.05%	2.46%
2010	9.30	0.24	0.80	—	1.04	(0.33)	—	(0.33)	10.01	11.25%	929	0.39%	2.28%	2.46%	32.67%
2009	11.31	0.31	(1.46)	—	(1.15)	(0.40)	(0.46)	(0.86)	9.30	(9.00)%	672	0.40%	1.41%	3.53%	29.74%
2008	12.70	0.23	(0.74)#	—	(0.51)	(0.26)	(0.62)	(0.88)	11.31	(4.40)%#	732	0.65%	5.13%	1.91%	51.96%
2007	11.46	0.26	1.39	—	1.65	(0.20)	(0.21)	(0.41)	12.70	14.55%	586	1.30%	11.24%	2.02%	121.42%
2006**	11.26	0.12	0.28	—	0.40	(0.12)	(0.08)	(0.20)	11.46	3.57%	1	1.30%	771.22%	1.60%	129.99%
Institutional Class															
2011	$9.97	$0.13	$0.91	$—	$1.04	$(0.20)	$—	$(0.20)	$10.81	10.50%	$30	0.39%	48.97%	2.55%	2.46%
2010	9.26	0.35	0.69	—	1.04	(0.33)	—	(0.33)	9.97	11.29%	27	0.39%	2.29%	3.55%	32.67%
2009	11.28	0.30	(1.46)	—	(1.16)	(0.40)	(0.46)	(0.86)	9.26	(9.13)%	2,011	0.40%	0.58%	3.35%	29.74%
2008	12.71	0.27	(0.78)#	—	(0.51)	(0.30)	(0.62)	(0.92)	11.28	(4.46)%#	6,196	0.85%	1.41%	2.24%	51.96%
2007	11.46	0.23	1.43	—	1.66	(0.20)	(0.21)	(0.41)	12.71	14.64%	13,969	1.30%	1.39%	1.84%	121.42%
2006	11.04	0.19	0.46	—	0.65	(0.15)	(0.08)	(0.23)	11.46	5.91%	12,890	1.30%	1.47%	1.64%	129.99%

The accompanying notes are an integral part of the financial statements.

Financial Highlights — concluded

For a Share Outstanding Throughout Each Year or Period Ended July 31, (unless otherwise noted) And for the Six-Month Period Ended January 31, 2011 (Unaudited)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets[††,(1)]	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)[††,(1)]	Ratio of Net Investment Income (Loss) to Average Net Assets[††,(1)]	Portfolio Turnover Rate[†]
Old Mutual Asset Allocation Moderate Growth Portfolio															
Class A															
2011	$ 9.66	$ 0.10	$ 1.20	$—	$ 1.30	$ (0.14)	$ —	$ (0.14)	$ 10.82	13.52%	$ 23,342	0.57%	1.02%	1.90%	3.62%
2010	8.87	0.15	0.87	—	1.02	(0.23)	—	(0.23)	9.66	11.52%	22,740	0.57%	1.08%	1.53%	37.54%
2009	11.91	0.17	(2.37)	—	(2.20)	(0.16)	(0.68)	(0.84)	8.87	(17.27)%	25,782	0.57%	0.99%	2.00%	31.90%
2008	13.76	0.10	(1.11)[#]	—	(1.01)	(0.15)	(0.69)	(0.84)	11.91	(7.86)%[#]	52,854	0.89%	1.26%	0.74%	43.04%
2007	12.07	0.11	1.86	—	1.97	(0.07)	(0.21)	(0.28)	13.76	16.49%	58,969	1.55%	1.73%	0.84%	112.42%
2006	11.30	0.09	0.76	—	0.85	(0.03)	(0.05)	(0.08)	12.07	7.58%	46,242	1.55%	1.91%	0.76%	111.99%
Class C															
2011	$ 9.44	$ 0.06	$ 1.17	$—	$ 1.23	$ (0.06)	$ —	$ (0.06)	$ 10.61	13.04%	$ 69,129	1.32%	1.69%	1.19%	3.62%
2010	8.67	0.07	0.86	—	0.93	(0.16)	—	(0.16)	9.44	10.71%	70,934	1.32%	1.74%	0.78%	37.54%
2009	11.63	0.11	(2.31)	—	(2.20)	(0.08)	(0.68)	(0.76)	8.67	(17.90)%	92,373	1.32%	1.69%	1.33%	31.90%
2008	13.59	—	(1.08)[#]	—	(1.08)	(0.19)	(0.69)	(0.88)	11.63	(8.55)%[#]	154,281	1.63%	1.88%	(0.02)%	43.04%
2007	11.95	0.01	1.84	—	1.85	—	(0.21)	(0.21)	13.59	15.63%	161,855	2.30%	2.43%	0.09%	112.42%
2006	11.24	—	0.76	—	0.76	—	(0.05)	(0.05)	11.95	6.80%	95,984	2.30%	2.62%	0.01%	111.99%
Class Z															
2011	$ 9.75	$ 0.16	$ 1.17	$—	$ 1.33	$ (0.16)	$ —	$ (0.16)	$ 10.92	13.70%	$ 1,509	0.32%	1.83%	2.98%	3.62%
2010	8.95	0.17	0.88	—	1.05	(0.25)	—	(0.25)	9.75	11.77%	635	0.32%	2.59%	1.72%	37.54%
2009	12.02	0.20	(2.40)	—	(2.20)	(0.19)	(0.68)	(0.87)	8.95	(17.07)%	508	0.32%	2.64%	2.34%	31.90%
2008	13.84	0.13	(1.11)[#]	—	(0.98)	(0.15)	(0.69)	(0.84)	12.02	(7.64)%[#]	600	0.61%	4.40%	0.97%	43.04%
2007	12.12	0.20	1.83	—	2.03	(0.10)	(0.21)	(0.31)	13.84	16.91%	530	1.30%	11.43%	1.40%	112.42%
2006**	11.70	0.08	0.43	—	0.51	(0.04)	(0.05)	(0.09)	12.12	4.45%	1	1.30%	764.76%	0.98%	111.99%
Institutional Class															
2011	$ 9.75	$ 0.12	$ 1.21	$—	$ 1.33	$ (0.22)	$ —	$ (0.22)	$ 10.86	13.73%	$ 8	0.32%	194.01%	2.25%	3.62%
2010	8.95	0.28	0.78	—	1.06	(0.26)	—	(0.26)	9.75	11.79%	7	0.32%	0.99%	2.99%	37.54%
2009	12.01	0.19	(2.38)	—	(2.19)	(0.19)	(0.68)	(0.87)	8.95	(16.99)%	7,948	0.32%	0.61%	2.21%	31.90%
2008	13.82	0.13	(1.11)[#]	—	(0.98)	(0.14)	(0.69)	(0.83)	12.01	(7.59)%[#]	8,836	0.70%	0.99%	0.98%	43.04%
2007	12.12	0.15	1.86	—	2.01	(0.10)	(0.21)	(0.31)	13.82	16.74%	13,149	1.30%	1.37%	1.12%	112.42%
2006	11.33	0.12	0.76	—	0.88	(0.04)	(0.05)	(0.09)	12.12	7.86%	8,136	1.30%	1.56%	1.00%	111.99%

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††,(1)	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††,(1)	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
Class A															
2011	$ 9.58	$ 0.08	$ 1.53	$—	$ 1.61	$ (0.06)	$ —	$ (0.06)	$11.13	16.82%	$ 15,372	0.57%	1.13%	1.63%	1.20%
2010	8.66	0.12	0.99	—	1.11	(0.19)	—	(0.19)	9.58	12.78%	16,721	0.57%	1.18%	1.26%	41.29%
2009	12.33	0.10	(3.12)	—	(3.02)	—	(0.65)	(0.65)	8.66	(23.55)%	20,556	0.56%	1.03%	1.14%	27.09%
2008	14.82	0.07	(1.67)#	—	(1.60)	(0.20)	(0.69)	(0.89)	12.33	(11.45)%#	43,129	0.91%	1.26%	0.48%	45.80%
2007	12.70	0.03	2.34	—	2.37	—	(0.25)	(0.25)	14.82	18.76%	55,755	1.60%	1.83%	0.24%	104.92%
2006	11.68	0.02	1.12	—	1.14	(0.02)	(0.10)	(0.12)	12.70	9.75%	30,459	1.60%	2.22%	0.17%	94.12%
Class C															
2011	$ 9.18	$ 0.05	$ 1.45	$—	$ 1.50	$ —	$ —	$ —	$10.68	16.34%	$ 36,876	1.32%	1.76%	0.94%	1.20%
2010	8.30	0.04	0.96	—	1.00	(0.12)	—	(0.12)	9.18	12.03%	36,655	1.32%	1.84%	0.47%	41.29%
2009	11.95	0.03	(3.03)	—	(3.00)	—	(0.65)	(0.65)	8.30	(24.16)%	48,126	1.31%	1.75%	0.42%	27.09%
2008	14.53	(0.04)	(1.61)#	—	(1.65)	(0.24)	(0.69)	(0.93)	11.95	(12.08)%#	83,127	1.66%	2.01%	(0.29)%	45.80%
2007	12.55	(0.07)	2.30	—	2.23	—	(0.25)	(0.25)	14.53	17.86%	96,805	2.35%	2.56%	(0.50)%	104.92%
2006	11.61	(0.07)	1.11	—	1.04	—	(0.10)	(0.10)	12.55	8.97%	50,152	2.35%	2.93%	(0.58)%	94.12%
Class Z															
2011	$ 9.72	$ 0.13	$ 1.51	$—	$ 1.64	$ (0.08)	$ —	$ (0.08)	$11.28	16.93%	$ 3,760	0.32%	1.02%	2.37%	1.20%
2010	8.77	0.05	1.11	—	1.16	(0.21)	—	(0.21)	9.72	13.22%	2,322	0.32%	1.33%	0.56%	41.29%
2009	12.45	0.12	(3.15)	—	(3.03)	—	(0.65)	(0.65)	8.77	(23.40)%	667	0.32%	3.50%	1.46%	27.09%
2008	14.91	0.09	(1.67)#	—	(1.58)	(0.19)	(0.69)	(0.88)	12.45	(11.25)%#	750	0.61%	5.47%	0.68%	45.80%
2007	12.74	0.12	2.30	—	2.42	—	(0.25)	(0.25)	14.91	19.09%	648	1.35%	10.49%	0.77%	104.92%
2006**	12.23	0.03	0.61	—	0.64	(0.03)	(0.10)	(0.13)	12.74	5.23%	1	1.35%	758.31%	0.39%	94.12%
Institutional Class															
2011	$ 9.71	$ 0.10	$ 1.55	$—	$ 1.65	$ (0.09)	$ —	$ (0.09)	$11.27	17.00%	$ 776	0.32%	2.46%	1.99%	1.20%
2010	8.77	0.32	0.83	—	1.15	(0.21)	—	(0.21)	9.71	13.10%	674	0.32%	0.67%	3.37%	41.29%
2009	12.44	0.12	(3.14)	—	(3.02)	—	(0.65)	(0.65)	8.77	(23.34)%	17,845	0.31%	0.50%	1.39%	27.09%
2008	14.91	0.09	(1.68)#	—	(1.59)	(0.19)	(0.69)	(0.88)	12.44	(11.32)%#	24,509	0.64%	0.84%	0.67%	45.80%
2007	12.75	0.07	2.34	—	2.41	—	(0.25)	(0.25)	14.91	19.00%	24,927	1.35%	1.38%	0.51%	104.92%
2006	11.70	0.06	1.12	—	1.18	(0.03)	(0.10)	(0.13)	12.75	10.08%	15,304	1.35%	1.68%	0.47%	94.12%

* Per share amounts for the year or period are calculated based on average outstanding shares.

** Class commenced operations on December 9, 2005.

\# Impact of payment to affiliate was less than $0.01 per share and 0.01%, respectively.

† Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charges.

†† Ratios for periods less than one year have been annualized.

(1) Ratio does not include expenses of the underlying funds.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

AS OF JANUARY 31, 2011 (UNAUDITED)

1. ORGANIZATION

Old Mutual Funds I (the "Trust"), organized as a Delaware statutory trust on May 27, 2004, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust currently offers seven series portfolios, of which the following are covered by this Semi-Annual Report — the Old Mutual Asset Allocation Conservative Portfolio, the Old Mutual Asset Allocation Balanced Portfolio, the Old Mutual Asset Allocation Moderate Growth Portfolio and the Old Mutual Asset Allocation Growth Portfolio (each a "Fund" and collectively, the "Funds"). The Funds commenced operations on September 30, 2004. The Trust's series portfolios whose financial statements are presented separately are the Old Mutual Analytic Fund, the Old Mutual International Equity Fund and the Old Mutual Copper Rock Emerging Growth Fund.

Shareholders may purchase shares of the Funds through four separate classes, Class A, Class C, Class Z and Institutional Class shares. All classes have equal rights as to earnings, assets, and voting privileges, except that each class may have different distribution costs, dividends, registration costs, and shareholder services costs and each class has exclusive voting rights with respect to its distribution plan. Except for these differences, each share class of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified investment management company. The Funds' prospectus provides a description of each Fund's investment objective, policies and investment strategies.

Each Fund is a "fund of funds," which seeks to achieve its investment objective by investing in a portfolio of affiliated underlying equity and fixed income funds that are advised by the Funds' investment adviser, Old Mutual Capital, Inc. (the "Adviser"). In addition, a portion of its assets may be invested in cash, cash equivalents, or in money market funds. These underlying funds, in turn, invest in a variety of U.S. and foreign equity and fixed income securities. Under normal circumstances, the Funds expect to invest their assets among equity and fixed income funds in the following ranges:

Fund	Equity Fund Allocation	Fixed Income Fund Allocation
Old Mutual Asset Allocation Conservative Portfolio	20 – 40%	60 – 80%
Old Mutual Asset Allocation Balanced Portfolio	50 – 70%	30 – 50%
Old Mutual Asset Allocation Moderate Growth Portfolio	70 – 90%	10 – 30%
Old Mutual Asset Allocation Growth Portfolio	90 – 100%	0 – 10%

A brief description of each of the underlying funds that the Funds currently invest in is as follows.

Old Mutual Analytic U.S. Long/Short Fund seeks above-average total returns. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies whose securities are traded in U.S. markets. While the fund may invest in companies of any size, it generally invests in large- and mid-cap companies. The fund may also invest in long and short positions of publicly traded equity securities. The fund's long and short positions may include equity securities of foreign issuers that are traded in U.S. markets. The fund generally takes long equity positions equal to approximately 120% of the fund's equity assets excluding cash, and short equity positions equal to approximately 20% of the fund's equity assets at the time of investment. The fund's long equity exposure ordinarily ranges from 110% to 125% of the fund's net assets and its short equity exposure ordinarily ranges from 10% to 33% of the fund's net assets. The cash received from short sales may be used to invest in long equity positions.

Old Mutual Barrow Hanley Core Bond Fund seeks to maximize total return. To pursue its objective, the fund normally invests at least 80% of its net assets in fixed income securities of varying maturities. Fixed income securities may include: U.S. government securities, including Treasury and agency securities, corporate obligations, inflation-indexed securities, commercial and residential mortgage-backed securities, collateralized mortgage obligations and asset-backed securities. The fund may invest up to 25% of its total assets in U.S. dollar denominated foreign debt obligations. The fund may also invest up to 20% of its total assets in non-investment grade securities. The fund has no limitations on the range of maturities of the fixed income securities in which it can invest and will maintain an average portfolio duration that ranges from 80% to 120% of the average duration of the Barclays Capital U.S. Aggregate Index. The sub-adviser will attempt to maintain an overall weighted average portfolio credit quality at a rating of "AA" (or equivalent) or higher from any nationally recognized statistical rating organization ("NRSRO").

Old Mutual Barrow Hanley Value Fund seeks long-term capital growth. The fund is a non-diversified fund. To pursue its objective, the fund normally invests in equity securities of large- and mid-cap companies with value characteristics. Undervalued stocks are generally those stocks that are out of favor with investors and, in the opinion of the fund's sub-adviser, are trading at prices that are below average at the time of purchase in relation to such measures as earnings and book value. These stocks often have above average dividend yields.

Old Mutual Copper Rock Emerging Growth Fund seeks to provide investors with capital appreciation. To pursue its objective, the fund normally invests primarily in equity securities of emerging growth companies. The fund emphasizes small- and mid-cap companies in its portfolio, that is, companies with market values generally within the range of market values of issuers included in the Russell 2500™ Growth Index. The fund may invest in emerging growth companies of any size. There is no minimum percentage of assets of either small- or mid-cap companies for the fund's investments, and it has the flexibility to invest substantially in either small- or mid-cap issuers. The fund may at times be invested primarily in small-cap stocks.

Old Mutual Dwight High Yield Fund seeks to provide investors with a high level of current income. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in high-yield, below investment-grade securities including high-yield corporate bonds and loans, municipal bonds, mortgage-backed and asset-backed securities, income-producing convertible securities, and preferred stocks. The fund may invest up to 30% of its assets in U.S. dollar denominated foreign debt obligations. The fund may also invest in derivative instruments such as options, futures contracts, credit default swaps, and swaps and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The fund's sub-adviser seeks to maintain a minimum average credit quality for the fund's investments at a rating of "B" (or equivalent) or higher from any NRSRO. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Barclays Capital U.S. Corporate High-Yield Bond Index.

Old Mutual Dwight Intermediate Fixed Income Fund seeks a high level of current income consistent with relative stability of principal. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of fixed income securities of varying maturities. The fund generally invests in investment grade fixed income securities but may invest up to 15% of its assets in high yield securities. The fund may also invest in derivative instruments such as options, futures contracts, and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Barclays Capital U.S. Intermediate Aggregate Bond Index. The fund's dollar weighted average maturity will typically be between 3 and 10 years.

Old Mutual Dwight Short Term Fixed Income Fund seeks a high level of current income consistent with maintaining a relatively high degree of stability of capital. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in obligations of the U.S. Government and in investment grade debt securities rated AAA by Standard & Poor's, Aaa by Moody's Investor Service, Inc. or deemed equivalent by the sub-adviser. The Fund may invest up to 20% of its net asset (plus any borrowings for investment purposes) in investment grade securities rated between AA and BBB by Standard & Poor's or Aa and Baa by Moody's Investor Service, Inc., or deemed equivalent by the sub-adviser. The fund's weighted average maturity will typically be less than 3 years.

Old Mutual Focused Fund seeks above-average total returns over a 3 to 5 year market cycle. The fund is a non-diversified fund. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-, medium- and large-cap companies. While the fund may invest in companies of any market capitalization, the fund generally invests in large-cap companies that the fund's sub-adviser believes have sustainable long-term growth prospects but are currently trading at modest relative valuations.

Old Mutual Heitman REIT Fund seeks to provide investors with a high total return consistent with reasonable risk. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies principally engaged in the real estate industry, including real estate investment trusts ("REITs"). The fund's sub-adviser considers a company to be principally engaged in the real estate industry if it derives at least 50% of its revenues from the ownership, construction, management, financing or sale of commercial, industrial or residential real estate or has at least 50% of its assets in such real estate.

Old Mutual International Equity Fund seeks long-term capital appreciation. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of non-U.S. issuers. The fund allocates its assets to securities of issuers located in at least 3 non-U.S. countries and may invest in both developed and emerging markets. Generally, the fund limits its investments in any country to 25% or less of its total assets. However, the fund may invest more than 25% of its assets in issuers organized in Japan or the United Kingdom, or in securities quoted or denominated in the Japanese yen, the British pound, or the euro.

Old Mutual Large Cap Growth Fund seeks to provide investors with long-term capital growth. The fund is classified as a non-diversified fund. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of large-cap companies with favorable growth prospects. For purposes of this fund, large cap companies are those companies with market capitalizations within the market capitalization range of those companies in the Russell 1000 Growth Index.

Old Mutual Strategic Small Company Fund seeks capital growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap companies. For purposes of this fund, small cap companies are those companies with market capitalizations similar to the companies in the Russell 2000 Growth Index.

Old Mutual TS&W Mid-Cap Value Fund seeks long-term capital growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of mid-cap companies with value characteristics. For purposes of this fund, mid-cap companies are those companies with market capitalizations similar to the companies in the Russell MidCap Value Index.

Old Mutual TS&W Small Cap Value Fund seeks long-term capital growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap companies with value characteristics. For purposes of this fund, small cap companies are those companies with market capitalizations similar to the companies in the Russell 2000 Value Index.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund.

Notes to Financial Statements — continued

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investments in underlying funds are valued at the closing net asset value per share of each underlying fund as reported on each business day. Investment securities of an underlying fund managed by the Adviser, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) (the "4:00 p.m. Valuation Time") on each day that the NYSE is open for trading for all underlying Funds other than the Old Mutual Cash Reserves Fund. Investment securities of the Old Mutual Cash Reserves Fund are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the NYSE as of 5:00 p.m. Eastern time (the "5:00 p.m. Valuation Time" and together with the 4:00 p.m. Valuation Time, the "Valuation Time") on each day that the NYSE is open for trading. If there is no such reported sale at the Valuation Time, investment securities are valued at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day is used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by each Board of Trustees of the underlying funds (the "Boards"). The underlying funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is deemed inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Boards. The underlying fund's Fair Value Procedures are implemented through a Valuation Committee (the "Committee") designated by the Boards. A security may be valued using Fair Value Procedures if among other things the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating an underlying fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, of an underlying fund managed by the Adviser are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities of an underlying fund managed by the Adviser and traded on foreign exchanges in the Western Hemisphere are valued based upon quotations from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Boards.

Foreign securities of an underlying fund managed by the Adviser and traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Adviser determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the underlying funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Options of an underlying fund managed by the Adviser are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts of an underlying fund managed by the Adviser are valued at the settlement price established each day by the exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

The Funds are subject to the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification 820-10, *Fair Value Measurements and Disclosures*, ("ASC 820-10"). ASC 820-10 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the reporting period. For each Fund there were no significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period. The aggregate value by input level, as of January 31, 2011, for each Fund's investments is included the Schedule of Investments.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income and distributions to shareholders are recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared at least annually, if available, except Old Mutual Asset Allocation Conservative Portfolio and Old Mutual Asset Allocation Balanced Portfolio, for which dividends are declared at least quarterly, if available. Distributions of net realized capital gains for each Fund are generally made to shareholders at least annually, if available.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Funds report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Payments by Affiliates — For the year ended July 31, 2010, the Adviser reimbursed $1 (000) to the Old Mutual Asset Allocation Moderate Growth Portfolio to remove a net asset value divergence caused by a large shareholder redemption. This amount is included in the total shares redeemed for Institutional Class share transactions in the Statement of Changes in Net Assets. There were no affiliate payments made to the funds during the semi-annual period ended January 31, 2011.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net assets each day. Additionally, each Fund, as a shareholder in the underlying funds, will also indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not reflected in the expenses shown in the Statements of Operations and are not included in the ratios to average net assets shown in the Financial Highlights.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately. The Funds had no material expense reductions for the six-month period ended January 31, 2011.

The Funds impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemptions by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee by crediting Paid-in Capital. For the six-month period ended January 31, 2011, redemption fees of $3 (000) were collected by Asset Allocation Conservative Portfolio (Class A). There were no other material redemption fees collected by the Funds.

Notes to Financial Statements — continued

3. Investment Advisory Fees, Administrative Fees and Other Transactions with Affiliates

Investment Adviser — Old Mutual Capital, Inc. is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"). OMUSH is a direct, wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct, wholly owned subsidiary of Old Mutual plc, a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to an Investment Advisory Agreement (the "Advisory Agreement"), under which the Adviser is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund as follows:

	Management Fee	Asset Level
Old Mutual Asset Allocation Conservative Portfolio	0.200%	Less than $1 billion
	0.175%	From $1 billion to $2 billion
	0.150%	From $2 billion to $3 billion
	0.125%	Greater than $3 billion
Old Mutual Asset Allocation Balanced Portfolio	0.200%	Less than $1 billion
	0.175%	From $1 billion to $2 billion
	0.150%	From $2 billion to $3 billion
	0.125%	Greater than $3 billion
Old Mutual Asset Allocation Moderate Growth Portfolio	0.250%	Less than $1 billion
	0.225%	From $1 billion to $2 billion
	0.200%	From $2 billion to $3 billion
	0.175%	Greater than $3 billion
Old Mutual Asset Allocation Growth Portfolio	0.250%	Less than $1 billion
	0.225%	From $1 billion to $2 billion
	0.200%	From $2 billion to $3 billion
	0.175%	Greater than $3 billion

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Adviser has entered into an expense limitation agreement ("Expense Limitation Agreement") effective January 1, 2009, pursuant to which the Adviser has agreed, in writing, to waive or limit its fees and to assume other expenses of the Funds to the extent necessary to limit the total annual expenses (excluding acquired (underlying) fund fees and expenses) to a specified percentage of the Funds' average daily net assets through the dates specified below.

	Class A	Class C	Class Z	Institutional Class	Expiration Date of Expense Limitation
Old Mutual Asset Allocation Conservative Portfolio	0.61%	1.36%	0.36%	0.36%	December 31, 2011
Old Mutual Asset Allocation Balanced Portfolio	0.64%	1.39%	0.39%	0.39%	December 31, 2011
Old Mutual Asset Allocation Moderate Growth Portfolio	0.57%	1.32%	0.32%	0.32%	December 31, 2011
Old Mutual Asset Allocation Growth Portfolio	0.57%	1.32%	0.32%	0.32%	December 31, 2011

Reimbursement by the Funds of the advisory fees waived and other expenses paid by the Adviser pursuant to the applicable expense limitation agreement that expired on December 31, 2008 may be made at a later date when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense rate of the Fund to exceed the expense limitation. Consequently, no reimbursement by these Funds will be made unless: (i) the Fund's assets exceed $75 million; (ii) such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed; (iii) the payment of such reimbursement is approved by the Board; and (iv) reimbursement is made within two fiscal years after the fiscal year in which fees were reimbursed or absorbed.

Reimbursement by the Funds of advisory fees waived and other expenses paid by the Adviser pursuant to the current Expense Limitation Agreement may be made up to three years after the expenses were reimbursed or absorbed if such reimbursement does not cause the total operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed.

At January 31, 2011, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

	Expires 2011	Expires 2012	Expires 2013	Expires 2014	Total
Old Mutual Asset Allocation Conservative Portfolio	$ 98	$ 13	$148	$ 63	$ 322
Old Mutual Asset Allocation Balanced Portfolio	155	50	260	96	561
Old Mutual Asset Allocation Moderate Growth Portfolio	336	218	507	194	1,255
Old Mutual Asset Allocation Growth Portfolio	278	120	396	144	938

Sub-Advisory Agreement — The Trust, on behalf of the Funds, and the Adviser have entered into a sub-advisory agreement (the "Ibbotson Sub-Advisory Agreement") with Ibbotson Associates Advisors, LLC ("Ibbotson"). Ibbotson is a wholly owned subsidiary of Ibbotson Associates, Inc., which is a wholly owned subsidiary of Morningstar, Inc. For the services provided and expenses incurred pursuant to the Ibbotson Sub-Advisory Agreement, Ibbotson is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of each of the Funds, which is computed and paid monthly at an annual rate equal to the greater of (i) 0.08% for average daily net assets up to $250 million, 0.07% for average daily net assets from $250 million to $500 million, 0.06% for average daily net assets from $500 million to $750 million, 0.05% for average daily net assets from $750 million to $1 billion, 0.04% for average daily net assets from $1 billion to $2 billion and 0.03% for average daily net assets over $2 billion, or (ii) $200,000. The Sub-Advisory Agreement obligates Ibbotson to: (i) recommend a continuous investment allocation program for each Fund in accordance with the Fund's investment objective, policies and limitations; (ii) provide supervision of each Fund's investments; and (iii) recommend the allocation of the assets of each Fund by specific investment style mandate.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Adviser, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million up to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Bank of New York Mellon (the "Sub-Administrator") serves as sub-administrator to the Trust. The Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. Pursuant to a sub-administration and accounting agreement (the "Sub-Administration Agreement") between the Administrator and the Sub-Administrator, the Administrator pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust and Old Mutual Funds II (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. With regard to the Funds, these fees apply only at the underlying fund level. In addition, the Administrator pays the Sub-Administrator the following annual fees: (1) $35,000 for each Fund; (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex, and (3) the greater of .01925% based on the combined average daily gross assets of the Old Mutual Complex or $425,000. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Administrator or any third party for special, indirect or consequential damages.

Distribution Agreement — Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser, and the Trust are parties to a distribution agreement (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for serving in such capacity, except as provided in separate Distribution Plans and Service Plans.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not "interested persons" (as defined in the 1940 Act) and have no financial interest in the Distribution Agreement, or by a majority vote of the outstanding securities of the Trust upon not more than 90 days' written notice by either party or upon assignment by the Distributor.

NOTES TO FINANCIAL STATEMENTS — continued

AS OF JANUARY 31, 2011 (UNAUDITED)

The Trust has adopted a Distribution Plan for each of Class A and Class C shares pursuant to Rule 12b-1 under the 1940 Act to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the distribution of such shares. The Trust has also adopted a Service Plan to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the shareholder servicing and/or personal account maintenance of the holders of such shares. Each of the Distribution Plans and Service Plans are compensation plans, which means that they compensate the Distributor or third-party broker-dealer or financial intermediary regardless of the expenses actually incurred by such persons.

Pursuant to the Distribution Plans for Class A and Class C shares, the Trust will pay to the Distributor a monthly fee at an annual aggregate rate not to exceed (i) 0.25% of the average net asset value of the Class A shares of each Fund and (ii) 0.75% of the average net asset value of the Class C shares of each Fund, as determined at the close of each business day during the month, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of Class A or Class C shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of Class A or Class C shares, as set forth in the then current prospectus or statement of additional information with respect to Class A and Class C shares and interest and other financing costs.

The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time. Currently, Class A shares are not authorized to pay distribution fees and Class C shares are authorized to pay the maximum amount of distribution fees.

Pursuant to the Service Plan for Class A and Class C shares, the Trust will pay to the Distributor or other third-party financial intermediaries a fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of Class A and Class C shares, which is for maintaining or improving services provided to shareholders by the Distributor and investment dealers, financial institutions and 401(k) plan service providers. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time.

Currently, both Class A and Class C shares are authorized to pay the maximum amount of service fees.

The Administrator will prepare and deliver written reports to the Board on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plans and the Service Plans, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator, Adviser or sub-advisers may benefit through increased fees from an increase in the net assets of the Trust which may have resulted in part from the expenditures, no interested person of the Trust nor any Trustee of the Trust who is not an "interested person" (as defined in the 1940 Act) of the Trust has a direct or indirect financial interest in the operation of the Distribution or Service Plans or any related agreement.

Of the service and distribution fees the Distributor received for the six-month period ended January 31, 2011, it retained the following:

	Service Fees (000)		Distribution Fees (000)
	Class A	Class C	Class C
Old Mutual Asset Allocation Conservative Portfolio	$—	$3	$ 8
Old Mutual Asset Allocation Balanced Portfolio	—	4	11
Old Mutual Asset Allocation Moderate Growth Portfolio	1	4	12
Old Mutual Asset Allocation Growth Portfolio	1	3	8

Other Service Providers — The Bank of New York Mellon serves as custodian for each of the Funds.

DST Systems, Inc. ("DST") serves as the transfer agent and dividend disbursing agent of the Funds. Pursuant to an agency agreement between the Trust and DST, DST also provides call center, correspondence and other shareholder account-related services to the Funds. From time to time, the Funds may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Fund to persons who beneficially own interests in the Fund.

OMUSH receives an offset of certain recordkeeping fees from the plan sponsors of OMUSH's participant directed 401K, profit sharing and/or voluntary deferral plans which invest in the Old Mutual Complex (collectively, the "Deferred Plans"). The amount of the fee offset is based in part on service and/or sub-transfer agency fees received by the plan sponsors from the Old Mutual Complex Class Z shares within the Deferred Plans. During the six-month period ended January 31, 2011, the amount received by OMUSH for recordkeeping fee offsets attributable to investments by the Deferred Plans in the Old Mutual Complex was approximately $20 (000).

Officers and Trustees of the Funds who are or were officers of the Adviser, Administrator, Sub-Administrator or Distributor received no compensation from the Funds.

4. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of the Trust and Old Mutual Funds II (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (Federal Funds Rate plus 50 basis points). None of the OM Funds may borrow more than 10% of its assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended January 31, 2011.

5. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments, for the Funds, for the six-month period ended January 31, 2011 were as follows:

	Purchases (000)	Sales (000)
Old Mutual Asset Allocation Conservative Portfolio	$4,730	$ 8,494
Old Mutual Asset Allocation Balanced Portfolio	1,821	16,800
Old Mutual Asset Allocation Moderate Growth Portfolio	3,312	14,408
Old Mutual Asset Allocation Growth Portfolio	663	8,760

6. CAPITAL SHARE TRANSACTIONS

	Old Mutual Asset Allocation Conservative Portfolio		Old Mutual Asset Allocation Balanced Portfolio		Old Mutual Asset Allocation Moderate Growth Portfolio		Old Mutual Asset Allocation Growth Portfolio	
	8/1/10 to 1/31/11 (Unaudited)	8/1/09 to 7/31/10	8/1/10 to 1/31/11 (Unaudited)	8/1/09 to 7/31/10	8/1/10 to 1/31/11 (Unaudited)	8/1/09 to 7/31/10	8/1/10 to 1/31/11 (Unaudited)	8/1/09 to 7/31/10
Shares Issued and Redeemed (000):								
Class A								
Shares Issued	382	273	78	364	240	293	44	255
Shares Issued upon Reinvestment of Distributions	24	45	19	58	23	53	7	34
Shares Redeemed	(543)	(534)	(868)	(1,021)	(460)	(898)	(415)	(918)
Total Class A Share Transactions	(137)	(216)	(771)	(599)	(197)	(552)	(364)	(629)
Class C								
Shares Issued	107	374	164	513	148	489	75	256
Shares Issued upon Reinvestment of Distributions	32	55	43	93	23	87	—	42
Shares Redeemed	(398)	(1,318)	(1,010)	(2,990)	(1,176)	(3,711)	(617)	(2,102)
Total Class C Share Transactions	(259)	(889)	(803)	(2,384)	(1,005)	(3,135)	(542)	(1,804)
Class Z								
Shares Issued	48	150	114	26	91	9	115	306
Shares Issued upon Reinvestment of Distributions	3	5	1	3	1	2	2	2
Shares Redeemed	(28)	(69)	(37)	(9)	(19)	(2)	(23)	(145)
Total Class Z Share Transactions	23	86	78	20	73	9	94	163
Institutional Class								
Shares Issued	40	139	—	3	—	3	4	76
Shares Issued upon Reinvestment of Distributions	18	24	—	4	—	18	1	44
Shares Redeemed	(37)	(181)	—	(222)	—	(909)	(5)	(2,086)
Total Institutional Class Share Transactions	21	(18)	—	(215)	—	(888)	—	(1,966)
Net Decrease in Shares Outstanding	(352)	(1,037)	(1,496)	(3,178)	(1,129)	(4,566)	(812)	(4,236)

Amounts designated as "—" are either 0 or have been rounded to 0.

NOTES TO FINANCIAL STATEMENTS — continued

7. AFFILIATED FUND OF FUNDS TRANSACTIONS

The Funds invest in certain mutual funds within the Old Mutual Complex, of which certain funds may be deemed to be under common control because they may share the same Board. A Fund's investment in any of the underlying funds may exceed 25% of the underlying fund's total assets. The financial statements for each of the underlying funds that are part of the Old Mutual Complex may be obtained at oldmutualfunds.com. A summary of the Funds' transactions in affiliated underlying funds during the six-month period ended January 31, 2011 follows:

Old Mutual Asset Allocation Conservative Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 01/31/11	Dividend Income	Net Realized Gain (Loss)
Old Mutual Analytic U.S. Long/Short Fund	$ 65	$ 41	$ 201	$ 688	$ 22	$ (17)
Old Mutual Barrow Hanley Core Bond Fund	1,785	3,134	559	14,466	312	262
Old Mutual Barrow Hanley Value Fund	198	606	592	2,163	29	11
Old Mutual Cash Reserves Fund	5,013	4,671	—	342	—	—
Old Mutual Copper Rock Emerging Growth Fund	49	50	212	866	—	—
Old Mutual Dwight High Yield Fund	539	667	288	2,570	125	231
Old Mutual Dwight Intermediate Fixed Income Fund	931	1,854	(90)	5,712	104	321
Old Mutual Dwight Short Term Fixed Income Fund	466	391	102	5,471	56	1
Old Mutual Focused Fund	96	87	354	1,401	9	(11)
Old Mutual International Equity Fund	259	665	65	2,793	53	(389)
Old Mutual Large Cap Growth Fund	148	520	672	1,931	6	93
Old Mutual TS&W Mid-Cap Value Fund	172	155	471	2,461	15	(23)
Old Mutual TS&W Small Cap Value Fund	22	324	4	21	—	34
Total	$ 9,743	$13,165	$ 3,430	$40,885	$ 731	$ 513

Old Mutual Asset Allocation Balanced Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 01/31/11	Dividend Income	Net Realized Gain (Loss)
Old Mutual Analytic U.S. Long/Short Fund	$ 64	$ 79	$ (370)	$ 1,969	$ 64	$ (35)
Old Mutual Barrow Hanley Core Bond Fund	676	4,202	786	17,210	370	530
Old Mutual Barrow Hanley Value Fund	116	2,836	2,291	8,804	116	(41)
Old Mutual Cash Reserves Fund	10,543	10,004	—	539	—	—
Old Mutual Copper Rock Emerging Growth Fund	—	67	497	1,846	—	2
Old Mutual Dwight High Yield Fund	354	466	322	2,847	132	254
Old Mutual Dwight Intermediate Fixed Income Fund	276	1,033	(25)	3,958	67	243
Old Mutual Dwight Short Term Fixed Income Fund	48	229	25	4,735	49	2
Old Mutual Focused Fund	23	1,125	71	4,005	23	(305)
Old Mutual Heitman REIT Fund	15	528	511	1,677	15	100
Old Mutual International Equity Fund	189	3,198	169	9,524	189	(1,885)
Old Mutual Large Cap Growth Fund	20	1,159	1,682	6,233	21	239
Old Mutual Strategic Small Company Fund	1	4	(2)	102	—	(2)
Old Mutual TS&W Mid-Cap Value Fund	39	257	(34)	6,276	39	(60)
Old Mutual TS&W Small Cap Value Fund	—	1,617	798	2,960	—	135
Total	$12,364	$26,804	$ 6,721	$72,685	$1,085	$ (823)

Old Mutual Asset Allocation Moderate Growth Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 01/31/11	Dividend Income	Net Realized Gain (Loss)
Old Mutual Analytic U.S. Long/Short Fund	$ 142	$ —	$ (904)	$ 4,375	$ 142	$ —
Old Mutual Barrow Hanley Core Bond Fund	615	1,936	553	15,803	333	271
Old Mutual Barrow Hanley Value Fund	148	2,305	3,102	11,212	148	101
Old Mutual Cash Reserves Fund	10,586	9,762	—	824	—	—
Old Mutual Copper Rock Emerging Growth Fund	691	—	822	3,997	—	—
Old Mutual Dwight Intermediate Fixed Income Fund	178	815	(54)	2,333	44	127
Old Mutual Dwight Short Term Fixed Income Fund	—	—	—	—	—	—
Old Mutual Focused Fund	36	564	(98)	6,323	36	(135)
Old Mutual Heitman REIT Fund	36	787	1,378	4,595	36	158
Old Mutual International Equity Fund	338	3,774	(3,020)	17,658	338	(2,233)
Old Mutual Large Cap Growth Fund	33	1,978	2,817	10,124	33	449
Old Mutual Strategic Small Company Fund	346	—	—	345	—	(1)
Old Mutual TS&W Mid-Cap Value Fund	58	—	(224)	9,406	59	1
Old Mutual TS&W Small Cap Value Fund	691	2,249	1,676	7,126	—	217
Total	$13,898	$24,170	$ 6,048	$94,121	$ 1,169	$(1,045)

Old Mutual Asset Allocation Growth Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 01/31/11	Dividend Income	Net Realized Gain (Loss)
Old Mutual Analytic U.S. Long/Short Fund	$ 75	$ —	$ (480)	$ 2,325	$ 75	$ 1
Old Mutual Barrow Hanley Value Fund	115	1,121	1,221	8,770	115	(416)
Old Mutual Barrow Hanley Core Bond Fund	52	1,254	(2)	700	29	37
Old Mutual Cash Reserves Fund	6,523	5,958	—	565	—	—
Old Mutual Copper Rock Emerging Growth Fund	—	—	746	2,808	—	—
Old Mutual Focused Fund	24	186	(116)	4,053	24	(42)
Old Mutual Heitman REIT Fund	38	746	1,376	4,395	38	174
Old Mutual International Equity Fund	291	3,262	(1,697)	15,157	291	(1,976)
Old Mutual Large Cap Growth Fund	24	1,082	1,917	7,491	24	261
Old Mutual TS&W Mid-Cap Value Fund	44	—	509	7,156	44	—
Old Mutual TS&W Small Cap Value Fund	—	1,109	941	3,476	—	79
Total	$ 7,186	$14,718	$ 4,415	$56,896	$ 640	$(1,882)

Amounts designated as "—" are either $0 or have been rounded to $0.

8. FEDERAL TAX INFORMATION

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

The Funds are subject to the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), *Income Taxes*. ASC 740-10 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Funds' tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statements of Operations.

NOTES TO FINANCIAL STATEMENTS — continued

AS OF JANUARY 31, 2011 (UNAUDITED)

ASC 740-10 requires management of the Funds to analyze all open tax years, fiscal years 2006 – 2009 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended July 31, 2010, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of July 31, 2010, primarily attributable to reclassifications of capital distributions received from underlying funds for tax purposes and losses disallowed according to section 362(e) of the Internal Revenue Code, are not available to offset future income, were reclassified to the following accounts.

	Increase/(Decrease) Paid-in Capital (000)	Increase/(Decrease) Undistributed Net Investment Income (000)	Increase/(Decrease) Accumulated Net Realized Gain (000)
Old Mutual Asset Allocation Conservative Portfolio	$(197)	$487	$(290)
Old Mutual Asset Allocation Balanced Portfolio	(426)	662	(236)
Old Mutual Asset Allocation Moderate Growth Portfolio	(82)	500	(418)
Old Mutual Asset Allocation Growth Portfolio	(103)	86	17

The tax character of dividends and distributions declared during the years ended July 31, 2010 and 2009 were as follows:

	Ordinary Income (000)	Long Term Capital Gain (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio			
2010	$ 1,967	$ —	$ 1,967
2009	2,678	669	3,347
Old Mutual Asset Allocation Balanced Portfolio			
2010	2,409	—	2,409
2009	6,147	3,748	9,895
Old Mutual Asset Allocation Moderate Growth Portfolio			
2010	2,245	—	2,245
2009	4,320	8,051	12,371
Old Mutual Asset Allocation Growth Portfolio			
2010	1,432	—	1,432
2009	1,501	5,562	7,063

As of July 31, 2010, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Capital Loss Carryforwards (000)	Post October Losses (000)	Unrealized Appreciation/ Depreciation (000)	Other Temporary Differences (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio	$111	$ (2,719)	$ (491)	$ 1,560	$—	$ (1,539)
Old Mutual Asset Allocation Balanced Portfolio	87	(20,726)	(4,629)	(1,886)	3	(27,151)
Old Mutual Asset Allocation Moderate Growth Portfolio	99	(33,246)	(9,527)	(7,082)	—	(49,756)
Old Mutual Asset Allocation Growth Portfolio	118	(26,778)	(10,160)	(7,964)	(3)	(44,787)

Amounts designated as "—" are either $0 or have been rounded to $0.

Post-October losses represent losses realized on investment transactions from November 1, 2009 through July 31, 2010 that, in accordance with Federal income tax regulations, the Funds may elect to defer and treat as having arisen in the following fiscal year. For Federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code.

As of July 31, 2010, the following Funds had capital loss carry forwards available to offset future realized gains through the indicated expiration dates:

	2017 (000)	2018 (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio	$ —	$ 2,719	$ 2,719
Old Mutual Asset Allocation Balanced Portfolio	1,664	19,062	20,726
Old Mutual Asset Allocation Moderate Growth Portfolio	5,460	27,786	33,246
Old Mutual Asset Allocation Growth Portfolio	5,176	21,602	26,778

Under the recently enacted Regulated Investment Company Modernization Act of 2010 (the "Act"), the Funds will be permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. However, any losses incurred during those future taxable years will be required to be utilized prior to the losses incurred in pre-enactment taxable years. As a result of this ordering rule, pre-enactment capital loss carryforwards may be more likely to expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under previous law. Relevant information regarding the impact of the Act on the Funds will be contained within the *Federal Tax Information* footnote in the Funds' Annual Report for the fiscal year ending July 31, 2011.

The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments held by each Fund at January 31, 2011 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
Old Mutual Asset Allocation Conservative Portfolio	$37,455	$ 3,520	$ (90)	$3,430
Old Mutual Asset Allocation Balanced Portfolio	65,964	7,152	(431)	6,721
Old Mutual Asset Allocation Moderate Growth Portfolio	88,073	10,348	(4,300)	6,048
Old Mutual Asset Allocation Growth Portfolio	52,481	6,710	(2,295)	4,415

9. New Accounting Pronouncement

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06 "Improving Disclosures about Fair Value Measurements." ASU 2010-06 which, among other disclosure items, requires the Funds to include disclosures on purchases, sales, issuances and settlements in the reconciliation of activity in Level 3 fair value measurements. This is effective for interim and annual reporting periods beginning after December 15, 2010. The Adviser has evaluated the implications of ASU No. 2010-06 and does not anticipate a material impact on the financial statements.

10. Subsequent Events

In accordance with the provisions set forth in FASB Accounting Standards Codification 855-10 *Subsequent Events*, the Adviser has evaluated the possibility of subsequent events existing in the Funds' financial statements and has determined that there are no material events that would require disclosure in the Funds' financial statements.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling toll-free at 888-772-2888; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information about how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2010 is available on the Trust's website at oldmutualfunds.com and on the SEC's website at http://www.sec.gov.

Portfolio Holdings

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free. In addition, the most recent list of portfolio holdings is available on the Trust's website at oldmutualfunds.com.

Fund Expenses Example (Unaudited)

Six Month Hypothetical Expense Example — January 31, 2011

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including sales charges (loads) on purchase payments, redemption fees, and exchange fees. Fund-related fees may include ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended January 31, 2011.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, fund accounting, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 8/1/10	Ending Account Value 1/31/11	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Conservative Portfolio – Class A				
Actual Fund Return	$1,000.00	$1,058.00	0.61%	$3.16
Hypothetical 5% Return	1,000.00	1,022.13	0.61	3.11
Old Mutual Asset Allocation Conservative Portfolio – Class C				
Actual Fund Return	1,000.00	1,054.10	1.36	7.04
Hypothetical 5% Return	1,000.00	1,018.35	1.36	6.92
Old Mutual Asset Allocation Conservative Portfolio – Class Z				
Actual Fund Return	1,000.00	1,059.20	0.36	1.87
Hypothetical 5% Return	1,000.00	1,023.39	0.36	1.84
Old Mutual Asset Allocation Conservative Portfolio – Institutional Class				
Actual Fund Return	1,000.00	1,059.20	0.36	1.87
Hypothetical 5% Return	1,000.00	1,023.39	0.36	1.84
Old Mutual Asset Allocation Balanced Portfolio – Class A				
Actual Fund Return	1,000.00	1,104.20	0.64	3.39
Hypothetical 5% Return	1,000.00	1,021.98	0.64	3.26
Old Mutual Asset Allocation Balanced Portfolio – Class C				
Actual Fund Return	1,000.00	1,100.30	1.39	7.36
Hypothetical 5% Return	1,000.00	1,018.20	1.39	7.07

	Beginning Account Value 8/1/10	Ending Account Value 1/31/11	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Balanced Portfolio – Class Z				
Actual Fund Return	$1,000.00	$1,105.50	0.39%	$2.07
Hypothetical 5% Return	1,000.00	1,023.24	0.39	1.99
Old Mutual Asset Allocation Balanced Portfolio – Institutional Class				
Actual Fund Return	1,000.00	1,105.00	0.39	2.07
Hypothetical 5% Return	1,000.00	1,023.24	0.39	1.99
Old Mutual Asset Allocation Moderate Growth Portfolio – Class A				
Actual Fund Return	1,000.00	1,135.20	0.57	3.07
Hypothetical 5% Return	1,000.00	1,022.33	0.57	2.91
Old Mutual Asset Allocation Moderate Growth Portfolio – Class C				
Actual Fund Return	1,000.00	1,130.40	1.32	7.09
Hypothetical 5% Return	1,000.00	1,018.55	1.32	6.72
Old Mutual Asset Allocation Moderate Growth Portfolio – Class Z				
Actual Fund Return	1,000.00	1,137.00	0.32	1.72
Hypothetical 5% Return	1,000.00	1,023.59	0.32	1.63
Old Mutual Asset Allocation Moderate Growth Portfolio – Institutional Class				
Actual Fund Return	1,000.00	1,170.00	0.32	1.75
Hypothetical 5% Return	1,000.00	1,023.59	0.32	1.63

	Beginning Account Value 8/1/10	Ending Account Value 1/31/11	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Growth Portfolio – Class A				
Actual Fund Return	$1,000.00	$1,168.20	0.57%	$3.12
Hypothetical 5% Return	1,000.00	1,022.33	0.57	2.91
Old Mutual Asset Allocation Growth Portfolio – Class C				
Actual Fund Return	1,000.00	1,163.40	1.32	7.20
Hypothetical 5% Return	1,000.00	1,018.55	1.32	6.72
Old Mutual Asset Allocation Growth Portfolio – Class Z				
Actual Fund Return	1,000.00	1,169.30	0.32	1.75
Hypothetical 5% Return	1,000.00	1,023.59	0.32	1.63
Old Mutual Asset Allocation Growth Portfolio – Institutional Class				
Actual Fund Return	1,000.00	1,170.00	0.32	1.75
Hypothetical 5% Return	1,000.00	1,023.59	0.32	1.63

* Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

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FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds I, please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Funds I
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This semi-annual report is intended for the information of Old Mutual Funds I shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds I, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.



OLD MUTUAL

Funds distributed by Old Mutual Investment Partners
R-11-006 03/2011



OLD MUTUAL®
Funds I

Old Mutual Funds I

SEMI-ANNUAL REPORT

January 31, 2011

Old Mutual Analytic Fund
Old Mutual Copper Rock Emerging Growth Fund
Old Mutual International Equity Fund

TABLE OF CONTENTS

This page is intentionally left blank.

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call toll-free at 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance results for short periods of time may not be representative of longer-term results. Performance without load assumes that no front-end or contingent deferred sales charge was applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge was applied to the extent applicable. Each of the Funds offers Class A, Class Z and Institutional Class shares. The Old Mutual Analytic Fund also offers Class C shares. Class A shares have a current maximum up-front sales charge of 5.75% and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. Class Z and Institutional Class shares are only available to eligible shareholders. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions and Fund holdings as of January 31, 2011, the end of the report period, and these views and opinions are subject to change. The information is not a complete analysis of every aspect of any sector, industry or security of the Funds. Opinions and forecasts regarding industries, companies and/or themes and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of January 31, 2011, are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased will remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. Investments in foreign securities may entail unique risks, including political, market and currency risks. An investment in a Fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain Funds utilize call options, short selling and derivatives as part of their investment strategy. Call options involve certain risks, such as limited gains and lack of liquidity of the underlying securities, and are not suitable for all investors. There are risks associated with short selling, including the risk that a Fund may have to cover the short position at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases. By engaging in certain derivative strategies or investing the proceeds received from selling securities short, a Fund is employing leverage, which creates special risks. The use of leverage may increase the Fund's exposure to long equity positions and make any change in the Fund's net asset value greater than without the use of leverage, which could result in increased volatility of returns. Derivatives are often more volatile than other investments and may magnify a Fund's gains or losses. A Fund could be negatively affected if the change in market value of the securities fails to correlate with the value of the derivatives purchased or sold.

ABOUT THIS REPORT — concluded

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Funds' performance against specific benchmarks. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The total return figures for the Morgan Stanley Capital International ("MSCI") EAFE® Index assumes change in security prices and the deduction of local taxes. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Indexes:

Citigroup 3-month Treasury Bill Index

The unmanaged Citigroup 3-month Treasury Bill Index measures monthly return equivalents of yield averages that are not marked to market. The 3-month Treasury Bill Indexes consist of the last three 3-month Treasury Bill issues.

MSCI EAFE Index

The unmanaged MSCI EAFE Index is a market capitalization-weighted index designed to measure the equity market performance of developed markets, excluding the United States and Canada. As of May 2010, the MSCI EAFE Index consisted of the following 22 developed market country indexes: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

Russell 2500™ Growth Index

The unmanaged Russell 2500 Growth Index measures the performance of the small to mid-cap growth segment of the U.S. equity universe. It includes those Russell 2500 Index companies with higher price-to-book ratios and higher forecasted growth values.

Standard & Poor's 500®

The unmanaged Standard & Poor's 500 ("S&P 500") is a market value-weighted index that measures the performance of U.S. large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

The beginning of the six-month period ending January 31, 2011, looked promising for investors as the majority of global equity markets posted double-digit returns; however, this simply obscured the underlying volatility that market participants were up against. The third quarter of 2010 in particular experienced significant volatility as correlations reached all-time highs and the persistent fears of a double-dip recession loomed. Nevertheless, investors seemed to look past these concerns and focus on the economy's bright spots — specifically, promising economic data and the anticipation of mid-term elections.

Equity markets rallied in the fourth quarter of 2010 following an exceptionally strong September, and concerns from the third quarter were cast aside as the U.S. saw an improvement in its employment picture and many were hopeful for a successful holiday-spending season. Furthermore, central banks around the world — including those in Japan, Europe and the U.S. — expressed their commitment to a second round of monetary easing measures. Investors were focused on the potential for growth in 2011 and began bidding up riskier stocks, which drove the markets up in a December rally. This rally was also aided by President Obama's announcement to extend the Bush-era tax rates. The final month of the semi-annual period, January, dampened conditions somewhat as a result of the tumultuous events in Egypt, but volatility still continued to decline and the markets continued to reward higher quality companies. This leads us to be optimistic about the year ahead, especially in light of the two extreme years we experienced in 2009 and 2010.

Going forward, Old Mutual Capital and the sub-advisers to your Funds will continue to monitor and evaluate the economic environment as we manage the money with which you have entrusted us. As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in the Old Mutual Funds I portfolios. Please do not hesitate to contact us if there is anything we can do to better serve you. Feel free to contact me directly at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds I

OLD MUTUAL ANALYTIC FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Analytic Investors, LLC

Performance Highlights

- *For the six-month period ended January 31, 2011, Class A shares of the Old Mutual Analytic Fund returned 11.20% at net asset value, while the S&P 500 returned 17.93% and the Citigroup 3-month Treasury Bill Index returned 0.08%.*

- *Sectors that contributed positively to performance included information technology, health care and financials. On the contrary, consumer staples, telecommunication services and materials were among the sectors that detracted from performance.*

- *Long positions in ConocoPhillips, International Business Machines and Ford Motor Company were among the top contributors for the period.*

- *Among the top detractors for the period were short positions in Ciena, Monster Worldwide and MEMC Electronic Materials (no longer a Fund holding).*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2011, Class A shares of the Old Mutual Analytic Fund (the "Fund") returned 11.20% at net asset value, while the S&P 500 returned 17.93% and the Citigroup 3-month Treasury Bill Index returned 0.08%. Performance for all share classes can be found on page 6.

Q. What investment environment did the Fund face during the past period?

A. The nearly double-digit percentage returns posted by the majority of global equity markets during the beginning of the period obscured the underlying volatility that market participants were experiencing. There was a sharp shift during the month of August, which was largely reversed before the end of the third quarter. This, however, continued the tendency for shifts in market sentiment as markets struggled, which handicapped the strength and persistence of a sluggish economic recovery. By the end of the period, central banks around the world — including those in Japan, Europe and the U.S. — addressed the fact that they were committed to a second round of monetary easing measures. Investors were also focused on the potential for growth in 2011 and began bidding up riskier stocks, which drove the markets up in a December rally that was aided by President Obama's announcement to extend the Bush-era tax rates. During the final month of the period, excluding the month-end escalation due to the turmoil in Egypt, volatility continued to decline on the back of continued positive economic news and earnings growth.

Q. Which market factors influenced the Fund's relative performance?

A. The equity portion of the Fund added to the total return during the period, but slightly underperformed relative to the S&P 500. Overweight exposures to certain factors such as relative earnings yield and price momentum performed well, as did an overweight to predicted earnings-to-price ratios. In addition, negative exposures to companies with above-average insider selling and an attractive Consumer Price Index beta contributed positively to performance as investors penalized these characteristics over the period. Positive exposure to companies with above-average financial leverage and high dividend yields, as well as those with above-average analyst revisions detracted from performance over the period as investors penalized these measures. Negative exposure to companies with high projected earnings growth and above-average sales-per-share volatility also dampened performance, as investors rewarded these measures.

Option positions detracted from the overall performance of the Fund during the period as the market continued to climb, but continued to lower the overall risk of the Fund. While calls written on the S&P 500 and ISE Sentiment Index added value, they were not able to overcome the performance of calls written on the S&P 100 Index and Russell 2000 Index, which subtracted value during the semi-annual period.

The global asset allocation overlay portion of the Fund was removed in September 2010.

Q. How did portfolio composition affect Fund performance?

A. Sectors that contributed positively to performance included information technology, health care and financials. On the contrary, consumer staples, telecommunication services and materials were among the sectors that detracted from performance.

Long positions in ConocoPhillips, International Business Machines and Ford Motor Company were among the top contributors for the period. ConocoPhillips, an international energy company, saw its stock price rise during the period as crude oil prices increased, helping lift the company's profits. Shares of International Business Machines, an information technology company, rose following the announcement of an increase in services contracts — a move investors saw as an indicator of higher revenue down the line due to outsourcing. Automobile producer Ford Motor Company announced that its annual profits are expected to be the best in more than a decade, primarily due to an increase in truck sales and an ability to aggressively price its cars.

Among the top detractors for the period were short positions in Ciena, Monster Worldwide and MEMC Electronic Materials (no longer a Fund holding). The Fund's position in Ciena, a provider of communications networking equipment, was impacted by the announcement that the company was selected to aid in building out telecommunications within Russia's Urals region. Monster Worldwide, a provider of global online employment solutions, saw an increase in its share price based on the announcement that jobless claims declined in November. Also, with more and more signs pointing toward an economic recovery, Monster Worldwide saw large increases in renewals and new customers. MEMC Electronic Materials, a manufacturer and seller of wafers, announced that one of its subsidiaries, SunEdison, was awarded a solar service contract with Davis-Monthan Air Force Base in Arizona.

It is important to note that the Fund is involved in the investment of derivative instruments. A derivative is a contract whose value is based on the performance of an underlying financial asset, index or other investment. Derivative use poses risks different from, or greater than, those associated with a direct investment in the securities underlying the Fund's Index.

Q. What is the investment outlook for the U.S. large-cap stock market?

A. Analytic Investors, LLC ("Analytic"), the Fund's sub-adviser, intends to continue to emphasize stocks with attractive cash flow-to-price ratios. Analytic also intends to focus on select companies with above-average asset utilization, while de-emphasizing companies with higher-than-average analyst dispersion and growth in market. Analytic further anticipates continuing to seek to emphasize companies with above-average historical earnings-to-price ratios and momentum, while moving away from companies with high sales-per-share volatility and above-average insider selling.

Analytic's process is based on the fundamental belief that there is consistency in the types of characteristics investors prefer. If this holds going forward, Analytic believes the Fund should benefit from being properly positioned toward stocks with characteristics favored by investors.

Top Ten Holdings as of January 31, 2011*	
Apple	4.5%
International Business Machines	3.9%
Chevron	3.9%
AT&T	3.5%
ConocoPhillips	3.3%
Amgen	2.8%
Marathon Oil	2.7%
Viacom, Cl B	2.6%
Coca-Cola Enterprises	2.5%
Chimera Investment	2.5%
As a % of Total Fund Investments	32.2%

* Top Ten Holdings are all long positions.

OLD MUTUAL ANALYTIC FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2011

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class A with load	03/31/05	4.81%	8.32%	(4.78)%	n/a	(2.55)%
Class A without load	03/31/05	11.20%	14.89%	(3.65)%	n/a	(1.56)%
Class C with load	03/31/05	9.73%	13.01%	(4.36)%	n/a	(2.28)%
Class C without load	03/31/05	10.73%	14.01%	(4.36)%	n/a	(2.28)%
Class Z	07/01/78	11.31%	15.10%	(3.43)%	0.98%	8.53%[1]
Institutional Class	12/09/05[2]	11.40%	15.19%	(3.38)%	n/a	(3.31)%
S&P 500	07/01/78	17.93%	22.19%	2.24%	1.30%	11.55%
Citigroup 3-month Treasury Bill Index	07/01/78	0.08%	0.14%	2.23%	2.20%	5.66%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00% if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00% if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after fee waivers and/or expense reimbursement you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the November 23, 2010 prospectus) are 2.18% and 1.79%; 2.82% and 2.54%; 1.59% and 1.53%; and 2.75% and 1.42%, respectively.

On December 9, 2005, Old Mutual Analytic Fund (the "Fund") acquired substantially all the assets and liabilities of the Analytic Defensive Equity Fund, a series of The Advisors' Inner Circle Fund (the "Predecessor Fund"). On June 24, 2002, the Predecessor Fund acquired substantially all of the assets and liabilities of the Analytic Defensive Equity Fund, a series of UAM Funds, Inc. II. Substantially similar strategies and policies were used to manage each of the funds. The Fund's Class Z shares are the successor class of the Predecessor Fund's Institutional Class. The Fund's Institutional Class is new.

[1] Based on Predecessor Fund's inception date of July 1, 1978. Total return is annualized.

[2] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 16, 2005.

Fund Performance



Old Mutual Analytic Fund, Class Z
S&P 500
Citigroup 3-month Treasury Bill Index

$12,823
$11,114
$10,924

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on July 31, 2000 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other shares will vary due to differences in sales charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings* as of January 31, 2011 — % of Total Fund Investments



Consumer Discretionary (13.2%)
Consumer Staples (9.4%)
Cash Equivalents (0.1%)
Energy (13.5%)
Utilities (2.1%)
Telecommunication Services (4.9%)
Materials (3.1%)
Financials (13.6%)
Information Technology (21.1%)
Health Care (13.6%)
Industrials (5.4%)

* sector weightings include only long positions.

Schedule of Investments

As of January 31, 2011 (Unaudited)

Description	Shares	Value (000)
Common Stock — 122.0%		
Aerospace/Defense — 1.4%		
Lockheed Martin	4,279	$ 341
Northrop Grumman	8,838	612
Total Aerospace/Defense		953
Airlines — 1.8%		
United Continental Holdings*	49,511	1,257
Total Airlines		1,257
Applications Software — 1.1%		
Microsoft	27,423	760
Total Applications Software		760
Auto-Cars/Light Trucks — 1.2%		
Ford Motor Company* (B)	52,438	836
Total Auto-Cars/Light Trucks		836
Beverages-Non-Alcoholic — 3.1%		
Coca-Cola Enterprises (B)	85,595	2,153
Total Beverages-Non-Alcoholic		2,153
Building & Construction Products-Miscellaneous — 0.3%		
Owens Corning*	6,163	206
Total Building & Construction Products-Miscellaneous		206
Cable/Satellite TV — 2.1%		
Time Warner Cable (B)	21,455	1,455
Total Cable/Satellite TV		1,455
Cellular Telecommunications — 1.7%		
MetroPCS Communications*	68,459	885
Sprint Nextel*	59,969	271
Total Cellular Telecommunications		1,156
Chemicals-Diversified — 0.5%		
E.I. du Pont de Nemours	6,890	349
Total Chemicals-Diversified		349
Chemicals-Specialty — 0.4%		
Lubrizol	2,765	297
Total Chemicals-Specialty		297
Commercial Banks-Eastern US — 3.8%		
CIT Group* (B)	41,582	1,983
M&T Bank	8,049	696
Total Commercial Banks-Eastern US		2,679
Commercial Banks-Western US — 0.7%		
East West Bancorp	22,100	480
Total Commercial Banks-Western US		480

Description	Shares	Value (000)
Commercial Services-Finance — 0.5%		
H&R Block	27,167	$ 340
Total Commercial Services-Finance		340
Computer Aided Design — 0.5%		
Autodesk*	8,191	333
Total Computer Aided Design		333
Computer Services — 7.6%		
Cognizant Technology Solutions, Cl A* (B)	26,845	1,958
International Business Machines (B)	20,616	3,340
Total Computer Services		5,298
Computers — 5.5%		
Apple* (B)	11,380	3,862
Total Computers		3,862
Computers-Peripheral Equipment — 0.1%		
Lexmark International, Cl A*	2,462	86
Total Computers-Peripheral Equipment		86
Cosmetics & Toiletries — 0.2%		
Procter & Gamble	1,701	107
Total Cosmetics & Toiletries		107
Distribution/Wholesale — 0.3%		
WW Grainger	1,608	211
Total Distribution/Wholesale		211
Diversified Banking Institutions — 3.8%		
Citigroup* (B)	196,049	945
JPMorgan Chase (B)	38,794	1,743
Total Diversified Banking Institutions		2,688
E-Commerce/Products — 1.3%		
Amazon.com*	5,386	914
Total E-Commerce/Products		914
E-Commerce/Services — 1.8%		
eBay*	3,305	100
NetFlix*	5,357	1,147
Total E-Commerce/Services		1,247
Electric-Integrated — 2.6%		
Exelon (B)	40,811	1,735
Progress Energy	1,011	45
Total Electric-Integrated		1,780
Electronic Components-Miscellaneous — 4.0%		
Jabil Circuit (B)	75,671	1,529
Vishay Intertechnology* (B)	74,837	1,235
Total Electronic Components-Miscellaneous		2,764

OLD MUTUAL ANALYTIC FUND — continued

SCHEDULE OF INVESTMENTS
AS OF JANUARY 31, 2011 (UNAUDITED)

Description	Shares	Value (000)
Electronic Components-Semiconductors — 3.7%		
Advanced Micro Devices*	98,108	$ 768
Intel	30,500	655
Texas Instruments	34,773	1,179
Total Electronic Components-Semiconductors		2,602
Electronic Design Automation — 0.0%		
Cadence Design Systems*	1,163	10
Total Electronic Design Automation		10
Engines-Internal Combustion — 0.4%		
Cummins	2,581	273
Total Engines-Internal Combustion		273
Finance-Other Services — 0.8%		
NYSE Euronext	17,024	541
Total Finance-Other Services		541
Food-Meat Products — 2.6%		
Smithfield Foods*	17,983	358
Tyson Foods, Cl A (B)	87,268	1,436
Total Food-Meat Products		1,794
Forestry — 1.2%		
Weyerhaeuser	36,469	845
Total Forestry		845
Gold Mining — 2.0%		
Newmont Mining	25,761	1,419
Total Gold Mining		1,419
Home Decoration Products — 1.2%		
Newell Rubbermaid	42,288	814
Total Home Decoration Products		814
Hotels & Motels — 0.4%		
Marriott International, Cl A	7,221	285
Total Hotels & Motels		285
Internet Security — 0.0%		
McAfee*	246	12
Total Internet Security		12
Life/Health Insurance — 2.2%		
Prudential Financial (B)	25,429	1,564
Total Life/Health Insurance		1,564
Machinery-Construction & Mining — 0.2%		
Joy Global	1,386	121
Total Machinery-Construction & Mining		121
Medical Instruments — 0.3%		
Medtronic	4,539	174
Total Medical Instruments		174

Description	Shares	Value (000)
Medical Products — 0.4%		
Johnson & Johnson	1,197	$ 72
Zimmer Holdings*	3,762	223
Total Medical Products		295
Medical-Biomedical/Genetic — 7.4%		
Amgen* (B)	43,044	2,371
Biogen Idec* (B)	26,448	1,732
Genzyme*	1,174	86
Gilead Sciences*	26,066	1,000
Total Medical-Biomedical/Genetic		5,189
Medical-Drugs — 0.6%		
Eli Lilly	12,613	439
Total Medical-Drugs		439
Medical-HMO — 3.0%		
Humana*	14,467	839
UnitedHealth Group (B)	23,429	962
WellPoint*	4,108	255
Total Medical-HMO		2,056
Medical-Wholesale Drug Distributors — 4.8%		
AmerisourceBergen	24,679	885
Cardinal Health (B)	47,907	1,989
McKesson	6,250	470
Total Medical-Wholesale Drug Distributors		3,344
Metal-Copper — 0.8%		
Freeport-McMoRan Copper & Gold	5,114	556
Total Metal-Copper		556
Multimedia — 3.2%		
Viacom, Cl B (B)	53,459	2,221
Total Multimedia		2,221
Non-Hazardous Waste Disposal — 2.2%		
Waste Management	41,421	1,569
Total Non-Hazardous Waste Disposal		1,569
Oil Companies-Exploration & Production — 2.4%		
Apache	6,623	791
Devon Energy	2,534	225
Occidental Petroleum	4,242	410
Whiting Petroleum*	1,881	238
Total Oil Companies-Exploration & Production		1,664
Oil Companies-Integrated — 12.5%		
Chevron (B)	34,466	3,272
ConocoPhillips (B)	39,340	2,811
Exxon Mobil	4,095	330
Marathon Oil (B)	50,427	2,305
Total Oil Companies-Integrated		8,718

Description	Shares	Value (000)
Oil Refining & Marketing — 1.3%		
Valero Energy	35,570	$ 902
Total Oil Refining & Marketing		902
Oil-Field Services — 0.3%		
Halliburton	4,952	223
Total Oil-Field Services		223
Pharmacy Services — 0.1%		
SXC Health Solutions*	1,916	92
Total Pharmacy Services		92
Publishing-Newspapers — 0.4%		
Gannett	20,728	306
Total Publishing-Newspapers		306
REITS-Mortgage — 3.0%		
Chimera Investment (B)	504,251	2,118
Total REITS-Mortgage		2,118
Retail-Consumer Electronics — 2.7%		
Best Buy (B)	54,885	1,866
Total Retail-Consumer Electronics		1,866
Retail-Discount — 2.1%		
Wal-Mart Stores (B)	26,463	1,484
Total Retail-Discount		1,484
Retail-Regional Department Store — 0.3%		
Macy's	9,164	212
Total Retail-Regional Department Store		212
Retail-Restaurants — 0.0%		
Darden Restaurants	533	25
Total Retail-Restaurants		25
Rubber-Tires — 0.3%		
Goodyear Tire & Rubber*	20,083	239
Total Rubber-Tires		239
S & L/Thrifts-Eastern US — 0.4%		
New York Community Bancorp (B)	16,250	298
Total S & L/Thrifts-Eastern US		298
S & L/Thrifts-Western US — 0.4%		
Washington Federal	15,306	265
Total S & L/Thrifts-Western US		265
Schools — 0.6%		
Career Education*	6,434	144
ITT Educational Services*	4,366	287
Total Schools		431

Description	Shares	Value (000)
Software Tools — 0.9%		
VMware, Cl A*	7,401	$ 633
Total Software Tools		633
Super-Regional Banks-US — 0.2%		
Keycorp	5,791	52
Wells Fargo	2,987	97
Total Super-Regional Banks-US		149
Telecommunication Services — 0.2%		
Virgin Media	6,750	170
Total Telecommunication Services		170
Telephone-Integrated — 4.3%		
AT&T (B)	109,177	3,005
Total Telephone-Integrated		3,005
Tobacco — 3.6%		
Lorillard	11,392	857
Philip Morris International (B)	28,345	1,622
Total Tobacco		2,479
Wireless Equipment — 2.3%		
Motorola* (B)	40,704	1,578
Total Wireless Equipment		1,578
Total Common Stock (Cost $73,596)		**85,191**
Affiliated Mutual Fund — 0.2%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.07% (A)	139,256	139
Total Affiliated Mutual Fund (Cost $139)		**139**
Total Investments — 122.2% (Cost $73,735)		**85,330**
Securities Sold Short — (19.9)%		
Advertising Sales — (0.3)%		
Clear Channel Outdoor Holdings, Cl A	(13)	(179)
Total Advertising Sales		(179)
Beverages-Wine/Spirits — (0.0)%		
Central European Distribution*	(457)	(11)
Total Beverages-Wine/Spirits		(11)
Broadcast Services/Programming — (1.4)%		
Liberty Media — Capital, Ser A*	(15,264)	(1,002)
Total Broadcast Services/Programming		(1,002)
Building Products-Cement/Aggregate — (0.0)%		
Eagle Materials	(829)	(24)
Total Building Products-Cement/Aggregate		(24)

Old Mutual Analytic Fund — concluded

Schedule of Investments

As of January 31, 2011 (Unaudited)

Description	Shares	Value (000)
Building-Residential/Commercial — (1.2)%		
MDC Holdings	(1,263)	$ (39)
Toll Brothers*	(39,711)	(804)
Total Building-Residential/Commercial		(843)
Cellular Telecommunications — (0.8)%		
Leap Wireless International*	(38,435)	(537)
Total Cellular Telecommunications		(537)
Commercial Banks-Central US — (0.0)%		
Marshall & Ilsley	(1,992)	(14)
Total Commercial Banks-Central US		(14)
Computers-Integrated Systems — (1.0)%		
Brocade Communications Systems*	(127,177)	(717)
Total Computers-Integrated Systems		(717)
Diagnostic Kits — (0.8)%		
Alere*	(13,392)	(525)
Total Diagnostic Kits		(525)
Distribution/Wholesale — (0.4)%		
LKQ*	(10,231)	(247)
Total Distribution/Wholesale		(247)
Electronic Components-Semiconductors — (0.1)%		
Rambus*	(4,649)	(95)
Total Electronic Components-Semiconductors		(95)
Finance-Investment Banker/Broker — (0.3)%		
Interactive Brokers Group, Cl A	(13,365)	(216)
Total Finance-Investment Banker/Broker		(216)
Financial Guarantee Insurance — (0.5)%		
MBIA*	(30,360)	(325)
Total Financial Guarantee Insurance		(325)
Human Resources — (0.9)%		
Monster Worldwide*	(39,310)	(655)
Total Human Resources		(655)
Life/Health Insurance — (0.0)%		
Aflac	(128)	(7)
Total Life/Health Insurance		(7)
Medical-Biomedical/Genetic — (4.1)%		
Dendreon*	(25,264)	(885)
Human Genome Sciences*	(21,541)	(523)
Vertex Pharmaceuticals*	(37,286)	(1,450)
Total Medical-Biomedical/Genetic		(2,858)

Description	Shares/Contracts	Value (000)
Oil Companies-Exploration & Production — (3.1)%		
Atlas Energy*	(817)	$ (36)
Cobalt International Energy*	(22,537)	(305)
Southwestern Energy*	(46,401)	(1,833)
Total Oil Companies-Exploration & Production		(2,174)
Private Corrections — (0.2)%		
Corrections Corp of America*	(5,158)	(128)
Total Private Corrections		(128)
REITS-Office Property — (0.7)%		
Douglas Emmett	(25,279)	(466)
Total REITS-Office Property		(466)
Telecommunication Equipment-Fiber Optics — (1.6)%		
Ciena*	(50,459)	(1,112)
Total Telecommunication Equipment-Fiber Optics		(1,112)
Telecommunication Services — (0.6)%		
Clearwire, Cl A*	(77,112)	(408)
Total Telecommunication Services		(408)
Television — (1.1)%		
Central European Media Enterprises, Cl A*	(41,556)	(756)
Total Television		(756)
Wireless Equipment — (0.8)%		
SBA Communications, Cl A*	(14,300)	(583)
Total Wireless Equipment		(583)
Total Securities Sold Short (Proceeds received $(12,742))		(13,882)
Written Option Contracts — (5.4)%		
Call Options — (5.3)%		
S&P 100 Index February 2011, 100 Call Strike Price: $530	(716)	(3,716)
Put Options — (0.1)%		
S&P 500 Index February 2011, 100 Put Strike Price: $1,290	(40)	(83)
Total Written Option Contracts (Proceeds received $(3,798))		(3,799)
Other Assets and Liabilities, Net — 3.1%		2,173
Total Net Assets — 100.0%		$ 69,822

Other Information:

The Old Mutual Analytic Fund invested in various derivative instruments during the semi-annual period ended January 31, 2011. The primary types of risk associated with these derivative instruments are equity risk and foreign exchange risk. Refer to Note 2 in the Notes to Financial Statements for further discussion about these risks and the objectives for utilizing derivative instruments. The effects of these derivative instruments on the Fund's financial position and financial performance as reflected in the Statement of Assets and Liabilities and Statement of Operations are presented in the tables below.

The fair value of derivative instruments as of January 31, 2011 by risk category (000):

	Liability Derivatives	
Derivatives not designated as hedging instruments, carried at fair value	Statement of Asset and Liabilities Location	Fair Value
Equity contracts	Written Options Contracts, at Value	(3,799)
Total		$(3,799)

The effects of derivative instruments on the Statement of Operations for the semi-annual period ended January 31, 2011 are as follow (000):

Amount of Realized Gain or (Loss) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Futures Contracts	Forward Foreign Currency Contracts	Purchased Option Contracts	Written Option Contracts	Total
Equity Contracts	$216	$—	$211	$(4,375)	$(3,948)
Foreign exchange contracts	—	6	—	—	$ 6
Total	$216	$ 6	$211	$(4,375)	$(3,942)

Change in Unrealized Appreciation or (Depreciation) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Futures Contracts	Forward Foreign Currency Contracts	Purchased Option Contracts	Written Option Contracts	Total
Equity Contracts	$78	$ —	$40	$413	$ 531
Foreign exchange contracts	—	107	—	—	107
Total	$78	$107	$40	$413	$ 638

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of January 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 85,191	$—	$—	$ 85,191
Affiliated Mutual Fund	139	—	—	139
Securities Sold Short				
Securities Sold Short	(13,882)	—	—	(13,882)
Other Financial Instruments				
Written Option Contracts	(3,799)	—	—	(3,799)
Total Investments	$ 67,649	$—	$—	$ 67,649

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Copper Rock Capital Partners, LLC

Performance Highlights

- *For the six-month period ended January 31, 2011, the Old Mutual Copper Rock Emerging Growth Fund outperformed its benchmark, the Russell 2500 Growth Index. The Fund's Class A shares posted a 27.56% return at net asset value versus a 24.43% return for the Index.*

- *Stock selection within the information technology, consumer discretionary and industrials sectors contributed most positively to the Fund's performance. On the downside, the Fund had marginal underperformance in the consumer staples and utilities sectors.*

- *Among the stocks that contributed positively to Fund performance were technology companies Skyworks Solutions and Riverbed Technology.*

- *Stocks that detracted from Fund performance were digital technology services provider DG FastChannel (no longer a Fund holding) and specialty retail apparel brand Express (no longer a Fund holding).*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2011, the Old Mutual Copper Rock Emerging Growth Fund (the "Fund") outperformed its benchmark, the Russell 2500 Growth Index (the "Index"). The Fund's Class A shares posted a 27.56% return at net asset value versus a 24.43% return for the Index. Performance for all share classes can be found on page 14.

Q. What investment environment did the Fund face during the past period?

A. The third quarter of 2010 experienced substantial volatility as correlations spiked to all-time highs and fears of a double-dip recession continued to cast a lingering shadow across the markets. These fears dissipated by quarter's end as all markets were up substantially for the period. Volatility fluctuated as the market moved back and forth from risk-on to risk-off and back again. The highest beta stocks outperformed the lowest beta stocks by margins of more than 800 basis points in July and September, causing tremendous headwinds for active, fundamental growth managers. Nevertheless, the energy, information technology and materials sectors rallied on these extreme beta moves. As the quarter came to a close, some encouraging economic data, combined with the anticipation of mid-term elections, led investors to finally grow more confident in the markets. As a result the markets rallied strongly and, by September, the Russell 2000 Index had recorded its best September since 1939.

The equity markets continued their rally in the fourth quarter of 2010 following the strong month of September. As Copper Rock Capital Partners, LLC ("Copper Rock"), the Fund's sub-adviser, had been patiently anticipating all year, earnings finally started to matter during the quarter as a differentiation in relative performance for stocks with stronger earnings began to emerge. Fears of a double-dip recession were cast aside as investors started to see improvement in the employment picture and brighter spots for a U.S. recovery ahead of the holiday-spending season. And, while October and November continued to reward growth names, the smallest and lower quality stocks rallied in December. Nevertheless, growth still outperformed value for the quarter and for the year.

In January 2011, the markets cooled off a bit from the big rally in the fourth quarter of 2010, but they continued to reward higher quality companies.

Q. Which market factors influenced the Fund's relative performance?

A. During the six-month period, the Fund benefited from strong stock selection broadly across the portfolio. The markets began to reward companies with good fundamentals and those that met their earnings expectations, as was evident as the markets began to normalize and correlations fell lower beginning in September. There was significant contribution from the information technology sector and, in particular, those stocks related to the cloud computing and connected devices theme that Copper Rock has identified through its bottom-up stock selection. Copper Rock believes further proliferation of connected mobile and computing devices like smartphones and tablets, and the need for faster delivery of growing content across networks, should continue to drive business to Fund holdings such as Skyworks Solutions and Riverbed Technology.

Q. How did portfolio composition affect Fund performance?

A. For the six-month period, stock selection within the information technology, consumer discretionary and industrials sectors contributed most positively to the Fund's performance. On the downside, the Fund had marginal underperformance in the consumer staples and utilities sectors.

Among the stocks that contributed positively to Fund performance were technology companies Skyworks Solutions and Riverbed Technology. During the fourth quarter, Skyworks Solutions reported another strong quarter and once again revised earnings upward. Skyworks Solutions is a provider of power amplifiers and other semiconductor products critical in the design of mobile and computing devices like smartphones and tablets. Copper Rock believes the proliferation of these devices should continue to drive more business to Skyworks Solutions. Also along the theme of connected device-cloud and mobile-computing technology, the Fund's position in Riverbed Technology contributed nicely during the period. Cloud computing and virtualization continue to put pressure on networks, and Riverbed Technology's network optimization products are in high demand to solve this problem, allowing the company to hold a firm pricing structure and drive higher incremental operating margins.

On the other side of the equation, stocks that detracted from Fund performance were digital technology services provider DG FastChannel (no longer a Fund holding) and specialty retail apparel brand Express (no longer a Fund holding). DG FastChannel pre-announced negative third-quarter results at the end of August, just three weeks after reporting very strong second-quarter results. Many were expecting similar strong results and this pre-announcement was very surprising. Copper Rock exited the stock, as the firm's investment thesis was not confirmed. The men's and women's clothing retailer, Express, reported strong fundamentals in the third quarter along with solid margin improvements. However, the retail sector fell out of favor due to weak industry news and traffic trends around the back-to-school time period. The stock reacted negatively to this news and suffered throughout the remainder of the third quarter.

Q. What is the investment outlook for the small-cap growth market?

A. At the start of 2011, Copper Rock is encouraged by the Fund's prospects as correlations continue to fall and company fundamentals and earnings are back in focus. Copper Rock expects U.S. gross domestic product (GDP) to be within a tighter range going forward, which, with a slower growth environment, should lend itself to a market backdrop where there is more stock differentiation and stocks should be rewarded for having strong and sustainable growth rates.

Copper Rock continues to find ideas across all sectors through fundamental, bottom-up stock selection. And, as Copper Rock progresses through 2011, the firm will continue to be patient in its execution and remain positioned with high-quality companies that can grow into much larger ones.

Top Ten Holdings as of January 31, 2011	
iShares Russell Midcap Growth Index Fund	4.9%
iShares Russell 2000 Growth Index Fund	4.6%
Skyworks Solutions	4.4%
Roper Industries	2.6%
Riverbed Technology	2.3%
Rovi	1.9%
AMETEK	1.9%
Green Mountain Coffee Roasters	1.9%
Affiliated Managers Group	1.8%
RealD	1.7%
As a % of Total Fund Investments	28.0%

Copper Rock Emerging Growth Fund

OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2011

	Inception Date[1]	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	07/29/05	20.29%	24.38%	(0.93)%	1.88%
Class A without load	07/29/05	27.56%	32.01%	0.25%	2.98%
Class Z	12/09/05	27.67%	32.38%	0.49%	2.56%
Institutional Class	07/29/05	27.84%	32.67%	0.71%	3.44%
Russell 2500 Growth Index	07/29/05	24.43%	35.92%	4.33%	5.79%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00% if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after fee waivers and/or expense reimbursement you may pay as an investor in the Fund's Class A, Class Z and Institutional Class shares (as reported in the November 23, 2010 prospectus) are 2.38% and 1.68%; 1.52% and 1.43%; and 1.23% and 1.23%, respectively.

[1] The inception date of each share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date the share classes were available for sale to shareholders was 08/01/05 for Class A and Institutional Class, and 12/16/05 for Class Z.

Fund Performance



Legend:
— Old Mutual Copper Rock Emerging Growth Fund, Class A
■■■ Old Mutual Copper Rock Emerging Growth Fund, Institutional Class
— Russell 2500 Growth Index

$13,634
$12,050
$11,083

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A and Institutional Class shares on the inception date of 7/29/05 to an investment made in unmanaged securities index on that date. Performance for the Fund's Class Z shares will vary due to differences in sales charges and expenses. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of January 31, 2011 — % of Total Fund Investments



Cash Equivalents (0.9%)
Telecommunication Services (1.3%)
Investment Company (9.5%)
Materials (1.8%)
Consumer Discretionary (12.8%)
Information Technology (33.4%)
Consumer Staples (2.6%)
Energy (7.1%)
Financials (5.4%)
Health Care (8.7%)
Industrials (16.5%)

Schedule of Investments

As of January 31, 2011 (Unaudited)

Description	Shares	Value (000)
Common Stock — 86.1%		
Aerospace/Defense — 1.4%		
TransDigm Group*	12,464	$ 966
Total Aerospace/Defense		966
Aerospace/Defense-Equipment — 2.1%		
BE Aerospace*	16,006	619
Heico	7,092	371
Triumph Group	4,526	435
Total Aerospace/Defense-Equipment		1,425
Apparel Manufacturers — 1.6%		
Under Armour, Cl A*	17,809	1,066
Total Apparel Manufacturers		1,066
Applications Software — 0.8%		
NetSuite*	19,305	520
Total Applications Software		520
Auction House/Art Dealer — 1.0%		
Sotheby's	16,883	680
Total Auction House/Art Dealer		680
Audio/Video Products — 0.6%		
Harman International Industries*	9,647	418
Total Audio/Video Products		418
Auto/Truck Parts & Equipment-Original — 0.6%		
Tenneco*	10,508	434
Total Auto/Truck Parts & Equipment-Original		434
Building Products-Cement/Aggregate — 1.0%		
Martin Marietta Materials	8,414	703
Total Building Products-Cement/Aggregate		703
Chemicals-Specialty — 0.7%		
Albemarle	8,745	491
Total Chemicals-Specialty		491
Coffee — 1.8%		
Green Mountain Coffee Roasters*	36,240	1,217
Total Coffee		1,217
Commercial Services — 0.9%		
HMS Holdings*	10,014	644
Total Commercial Services		644
Computer Services — 1.2%		
Syntel	7,152	399
VanceInfo Technologies ADR*	12,917	451
Total Computer Services		850

Description	Shares	Value (000)
Computers-Integrated Systems — 2.8%		
Micros Systems*	8,495	$ 389
Riverbed Technology*	41,757	1,498
Total Computers-Integrated Systems		1,887
Consulting Services — 1.4%		
Advisory Board*	4,951	245
Gartner*	19,515	691
Total Consulting Services		936
Decision Support Software — 1.0%		
MSCI, Cl A*	20,494	702
Total Decision Support Software		702
Distribution/Wholesale — 1.8%		
Fossil*	7,461	530
WESCO International*	12,332	691
Total Distribution/Wholesale		1,221
Diversified Manufacturing Operations — 0.8%		
ESCO Technologies	15,618	567
Total Diversified Manufacturing Operations		567
E-Commerce/Products — 1.4%		
Shutterfly*	28,910	962
Total E-Commerce/Products		962
E-Commerce/Services — 0.8%		
OpenTable*	7,188	565
Total E-Commerce/Services		565
Educational Software — 0.4%		
Blackboard*	7,656	298
Total Educational Software		298
Electric Products-Miscellaneous — 2.6%		
AMETEK	30,014	1,224
GrafTech International*	25,520	536
Total Electric Products-Miscellaneous		1,760
Electronic Components-Semiconductors — 9.4%		
Cavium Networks*	18,222	720
Entropic Communications*	85,010	933
Netlogic Microsystems*	17,959	626
Rovi*	20,447	1,263
Skyworks Solutions*	89,939	2,857
Total Electronic Components-Semiconductors		6,399
E-Marketing/Information — 0.5%		
Constant Contact*	12,535	351
Total E-Marketing/Information		351

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2011 (UNAUDITED)

Description	Shares	Value (000)
Enterprise Software/Services — 1.2%		
Ultimate Software Group*	16,945	$ 824
Total Enterprise Software/Services		824
E-Services/Consulting — 1.0%		
GSI Commerce*	30,299	698
Total E-Services/Consulting		698
Filtration/Separation Products — 0.7%		
Polypore International*	9,779	471
Total Filtration/Separation Products		471
Finance-Consumer Loans — 1.4%		
Portfolio Recovery Associates*	13,568	979
Total Finance-Consumer Loans		979
Finance-Other Services — 0.6%		
Higher One Holdings*	21,438	408
Total Finance-Other Services		408
Food-Retail — 0.4%		
Fresh Market*	6,868	253
Total Food-Retail		253
Footwear & Related Apparel — 0.5%		
Steven Madden*	9,508	363
Total Footwear & Related Apparel		363
Hotels & Motels — 0.4%		
Home Inns & Hotels Management ADR*	7,346	248
Total Hotels & Motels		248
Human Resources — 1.8%		
51job ADR*	5,729	309
Monster Worldwide*	28,554	475
SuccessFactors*	14,606	425
Total Human Resources		1,209
Instruments-Scientific — 0.5%		
PerkinElmer	14,571	373
Total Instruments-Scientific		373
Internet Content-Information/News — 0.6%		
WebMD Health, Cl A*	7,826	409
Total Internet Content-Information/News		409
Investment Management/Advisory Services — 1.8%		
Affiliated Managers Group*	11,857	1,207
Total Investment Management/Advisory Services		1,207

Description	Shares	Value (000)
Machinery-Construction & Mining — 0.6%		
Astec Industries*	13,327	$ 401
Total Machinery-Construction & Mining		401
Machinery-General Industry — 3.7%		
Robbins & Myers	18,575	771
Roper Industries	22,056	1,714
Total Machinery-General Industry		2,485
Machinery-Pumps — 0.9%		
Graco	14,312	608
Total Machinery-Pumps		608
Medical Information Systems — 0.8%		
athenahealth*	12,163	522
Total Medical Information Systems		522
Medical Products — 2.7%		
Coopers	14,480	830
Nxstage Medical*	14,609	351
Zoll Medical*	15,523	642
Total Medical Products		1,823
Medical-Outpatient/Home Medical — 0.8%		
Air Methods*	10,178	522
Total Medical-Outpatient/Home Medical		522
Multilevel Direct Selling — 0.4%		
Nu Skin Enterprises	8,442	254
Total Multilevel Direct Selling		254
Networking Products — 2.4%		
Acme Packet*	17,014	915
LogMeIn*	19,214	740
Total Networking Products		1,655
Oil & Gas Drilling — 1.4%		
Rowan*	26,957	924
Total Oil & Gas Drilling		924
Oil Companies-Exploration & Production — 3.3%		
Brigham Exploration*	22,862	677
Forest Oil*	13,588	527
Northern Oil and Gas*	18,402	507
Oasis Petroleum*	16,134	516
Total Oil Companies-Exploration & Production		2,227
Oil Field Machinery & Equipment — 0.9%		
Lufkin Industries	9,174	612
Total Oil Field Machinery & Equipment		612

Description	Shares	Value (000)
Oil-Field Services — 1.3%		
CARBO Ceramics	7,752	$ 893
Total Oil-Field Services		893
Pharmacy Services — 1.6%		
Catalyst Health Solutions*	9,230	401
SXC Health Solutions*	14,329	689
Total Pharmacy Services		1,090
Physician Practice Management — 1.0%		
IPC The Hospitalist*	18,748	696
Total Physician Practice Management		696
Real Estate Management/Services — 0.9%		
CB Richard Ellis Group, Cl A*	27,870	618
Total Real Estate Management/Services		618
Retail-Apparel/Shoe — 1.5%		
Abercrombie & Fitch, Cl A	9,060	457
Lululemon Athletica*	7,906	543
Total Retail-Apparel/Shoe		1,000
Retail-Perfume & Cosmetics — 0.7%		
Ulta Salon Cosmetics & Fragrance*	13,310	493
Total Retail-Perfume & Cosmetics		493
Retail-Restaurants — 1.0%		
Chipotle Mexican Grill*	3,142	688
Total Retail-Restaurants		688
Retail-Sporting Goods — 0.5%		
Hibbett Sports*	10,520	337
Total Retail-Sporting Goods		337
Retail-Vitamins/Nutrition Supplements — 1.0%		
Vitamin Shoppe*	21,456	681
Total Retail-Vitamins/Nutrition Supplements		681
Semiconductor Components-Integrated Circuits — 3.0%		
Anadigics*	73,068	499
Atmel*	54,725	741
Emulex*	39,300	448
TriQuint Semiconductor*	24,889	328
Total Semiconductor Components-Integrated Circuits		2,016
Telecommunication Equipment-Fiber Optics — 1.2%		
Finisar*	25,267	841
Total Telecommunication Equipment-Fiber Optics		841

Description	Shares	Value (000)
Theaters — 0.7%		
Cinemark Holdings	28,484	$ 483
Total Theaters		483
Transactional Software — 1.6%		
Synchronoss Technologies*	15,994	455
VeriFone Systems*	16,264	650
Total Transactional Software		1,105
Transport-Services — 0.6%		
HUB Group, Cl A*	12,337	429
Total Transport-Services		429
Virtual Reality Products — 1.7%		
RealD*	47,380	1,121
Total Virtual Reality Products		1,121
Wireless Equipment — 2.4%		
Aruba Networks*	34,999	754
SBA Communications, Cl A*	21,213	865
Total Wireless Equipment		1,619
Total Common Stock (Cost $42,530)		58,647
Investment Company — 9.2%		
Growth-Mid Cap — 4.8%		
iShares Russell Midcap Growth Index Fund	56,183	3,242
Total Growth-Mid Cap		3,242
Growth-Small Cap — 4.4%		
iShares Russell 2000 Growth Index Fund	34,530	2,999
Total Growth-Small Cap		2,999
Total Investment Company (Cost $6,261)		6,241
Affiliated Mutual Fund — 0.8%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.07% (A)	580,176	580
Total Affiliated Mutual Fund (Cost $580)		580
Total Investments — 96.1% (Cost $49,371)		65,468
Other Assets and Liabilities, Net — 3.9%		2,674
Total Net Assets — 100.0%		$ 68,142

For descriptions of abbreviations and footnotes, please refer to page 27.

Old Mutual Copper Rock Emerging Growth Fund — concluded

Schedule of Investments

As of January 31, 2011 (Unaudited)

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of January 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$58,647	$—	$—	$58,647
Investment Company	6,241	—	—	$ 6,241
Affiliated Mutual Fund	580	—	—	580
Total Investments	$65,468	$—	$—	$65,468

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL INTERNATIONAL EQUITY FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Acadian Asset Management LLC

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2011, the Old Mutual International Equity Fund (the "Fund") outperformed its benchmark, the MSCI EAFE Index (the "Index"). The Fund's Class A shares posted an 18.10% return at net asset value versus a 16.10% return for the Index. Performance for all share classes can be found on page 21.

Q. What investment environment did the Fund face during the past period?

A. Non-U.S. equity markets had a positive trajectory over the six-month period, recovering after dismal performance in the second quarter of 2010. Investors largely overlooked earlier concerns about the strength and sustainability of a global recovery, and responded to burgeoning bright spots. Markets in Europe rose amid hopes that the region's financial turmoil was easing. Despite a negative impact from Ireland's bailout and the potential for further debt problems in peripheral countries, the region's major markets were boosted by growing business and consumer sentiment amid signs of resilient industrial output and improvements in internal demand. The Asia-Pacific area as a whole was also positive for the period on the back of robust Hong Kong and Singapore equity market performance. Japan was not as strong, but managed to also gain ground despite yen strength and tepid domestic demand. January 2011 saw somewhat shakier conditions as markets reacted to the turmoil in Egypt, but the return to equity markets was still positive.

Q. Which market factors influenced the Fund's relative performance?

A. It was generally a positive period for the Fund's investment process in non-U.S. markets. The Fund's stock selection benefited most from exposure to earnings-related factors, closely followed by exposure to value factors. Quality factors were also positive for return. Technical factors, including momentum, made a small contribution, but were the weakest factor set for the period. The Fund also gained ground from its top-down investment process and its slightly smaller-than-benchmark capitalization size.

Performance attribution showed the majority of excess return coming from stock selection over the period, particularly in Japan, which included industrial stocks Marubeni and Sojitz. Excess return was also seen in stocks from Hong Kong, Sweden, Australia, Norway, France, Switzerland, Greece and Finland. Offsetting this to some degree was negative active return from stock selection in the United Kingdom, Singapore and Germany.

With respect to individual regions and countries, the Fund gained from its overweighting in the strong Hong Kong market, as well as from its lack of exposure to Spain during a troubled time for that equity market. The overweightings in Germany and Austria also added value. Most other market positions had only a modest impact on return.

From an industry weighting perspective, the Fund was underweight financials and consumer discretionary goods and overweight industrials and energy companies. These positions were favorable for return.

Performance Highlights

- *For the six-month period ended January 31, 2011, the Old Mutual International Equity Fund outperformed its benchmark, the MSCI EAFE Index. The Fund's Class A shares posted an 18.10% return at net asset value versus a 16.10% return for the Index.*

- *The Fund gained from its overweighting in the strong Hong Kong market, as well as from its lack of exposure to Spain during a troubled time for that equity market. The overweightings in Germany and Austria also added value.*

- *Among the individual stocks that contributed to Fund performance were chipmaker Infineon Technologies, energy producer Royal Dutch Shell, and container terminal operator Hutchison Whampoa.*

- *Among the top detractors from Fund performance were lenders Royal Bank of Scotland Group and Deutsche Bank (no longer a Fund holding), as well as computer services provider Fujitsu.*

Management Overview (Unaudited)

Sub-Adviser: Acadian Asset Management LLC

Top Ten Holdings as of January 31, 2011	
Royal Dutch Shell, Cl A	3.8%
HSBC Holdings	3.4%
BHP Billiton	2.7%
Total	2.6%
Sanofi-Aventis	2.4%
AstraZeneca (GBP)	2.3%
Roche Holding	2.3%
BASF	2.1%
Rio Tinto (GBP)	2.1%
Takeda Pharmaceutical	2.0%
As a % of Total Fund Investments	25.7%

Q. How did portfolio composition affect Fund performance?

A. Among the individual stocks that contributed to Fund performance were chipmaker Infineon Technologies, energy producer Royal Dutch Shell, and container terminal operator Hutchison Whampoa. Infineon Technologies rallied in mid-November after the German chipmaker reported a fiscal fourth-quarter profit that beat analysts' estimates. Royal Dutch Shell, an energy producer in the United Kingdom, gained value as crude oil prices approached $94 per barrel by the end of the six-month period. Shares of Hong Kong's Hutchison Whampoa rose during the first half of August after a managing director increased his stake in the company, purchasing one million shares. The stock was further buoyed by news that the company's profit rose 35% in the first half of 2010.

Among the top detractors from Fund performance were lenders Royal Bank of Scotland Group and Deutsche Bank (no longer a Fund holding), as well as computer services provider Fujitsu. Shares of Royal Bank of Scotland Group, a lender in the United Kingdom, came under pressure in November as debt concerns in Europe reemerged. Shares of Deutsche Bank, a lender in Germany, dropped after the company announced it expects to report a third-quarter loss as it writes down the value of its investment in Deutsche Postbank. Shares of Fujitsu retreated in late 2010 after its earnings estimates were reduced by Daiwa Securities, citing lower information technology spending by domestic companies.

Q. What is the investment outlook for international stocks?

A. Acadian Asset Management LLC ("Acadian"), the Fund's sub-adviser, believes world economic growth will continue in a positive but below-trend trajectory in 2011. Acadian believes that many commodity prices should trend higher in 2011 as global gross domestic product (GDP) growth, driven by emerging market economies, fuels demand. Acadian expects inflation to remain subdued on average across most countries because of constrained consumer spending and excess capacity in labor markets and manufacturing.

Acadian believes domestic demand has ample room to grow in non-U.S. markets, given that most recovery activity in Japan and Europe has been driven by exports rather than consumers in the year to date. Acadian notes, however, that given the cuts in government spending recently enacted in the United Kingdom and other countries, this may likely take a slow track. Overall, Acadian expects the corporate earnings recovery to continue, though at a less sharp trajectory than seen in the most recent accelerated period.

Acadian views most world equity market regions as fairly valued rather than overvalued. Acadian also anticipates Europe being the best performing world region in 2011, with the U.S. and Japan trailing these markets. The focus of Acadian's process is on stock selection, and within these markets Acadian continues to see opportunities for buying undervalued companies with strong prospects. Following the relatively weak performance of value stocks in many markets during 2010, Acadian sees a positive outlook for this attribute in 2011.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2011

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	12/30/05	11.28%	11.54%	(1.74)%	(0.80%)
Class A without load	12/30/05	18.10%	18.39%	(0.57)%	0.36%
Class Z	12/30/05	18.31%	18.75%	(0.32)%	0.61%
Institutional Class	12/30/05	18.36%	18.95%	(0.08)%	0.87%
MSCI EAFE Index	12/30/05	16.10%	15.38%	1.72%	2.89%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00% if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after fee waivers and/or expense reimbursement you may pay as an investor in the Fund's Class A, Class Z and Institutional Class shares (as reported in the November 23, 2010 prospectus) are 5.59% and 1.52%; 4.77% and 1.27%; and 1.52% and 1.02%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 12/30/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Country Weightings as of January 31, 2011 — % of Total Fund Investments



Old Mutual International Equity Fund — continued

Schedule of Investments

As of January 31, 2011 (Unaudited)

Description	Shares	Value (000)
Common Stock — 1.6%		
B2B/E-Commerce — 0.0%		
Global Sources*	319	$ 3
Total B2B/E-Commerce		3
Computers — 1.0%		
Research In Motion*	7,562	447
Total Computers		447
Electronic Components-Miscellaneous — 0.2%		
NAM TAI Electronics	14,900	96
Total Electronic Components-Miscellaneous		96
Gold Mining — 0.4%		
Centerra Gold	10,600	170
Total Gold Mining		170
Total Common Stock (Cost $704)		716
Foreign Common Stock — 95.9%		
Australia — 6.4%		
BHP Billiton	28,242	1,256
Credit Corp Group	2,021	9
RCR Tomlinson	33,105	47
RHG*	52,107	53
Rio Tinto	10,252	863
Santos	51,301	693
VDM Group	26,399	8
Total Australia		2,929
Austria — 1.7%		
OMV	17,146	760
Telekom Austria	200	3
Voestalpine	127	6
Total Austria		769
Belgium — 0.2%		
Barco	446	31
Euronav	40	1
Recticel	7,070	71
Total Belgium		103
Canada — 0.7%		
Cott*	17,500	140
First Quantum Minerals	400	46
Magna International	900	53
QLT*	12,800	90
Total Canada		329

Description	Shares	Value (000)
China — 1.0%		
Pacific Textile Holdings	100,000	$ 64
Sinocom Software Group	88,000	10
SunVic Chemical Holdings*	1,000	1
Yangzijiang Shipbuilding Holdings	272,000	397
Total China		472
Cyprus — 0.4%		
Bank of Cyprus Public	38,136	161
Total Cyprus		161
Finland — 1.5%		
Digia	5,565	42
Fiskars	110	3
Stora Enso, Cl R	53,200	633
Total Finland		678
France — 9.2%		
AXA	75	2
BNP Paribas	12,165	908
Cegid Group	917	27
Etam Developpement*	707	34
LDC	129	13
Linedata Services	1,290	23
NetGem	4,971	27
Parrot*	8,935	297
Peugeot*	12,423	519
Sanofi-Aventis	15,815	1,081
Societe Generale	1,080	70
Tessi	465	42
Total	20,535	1,202
Video Futur Entertainment Group*	4,971	2
Total France		4,247
Germany — 7.8%		
ADVA Optical Networking*	21,136	184
Aleo Solar*	571	14
Allianz	2,911	405
Amadeus Fire	2,335	106
BASF	12,585	969
Bavaria Industriekapital	925	21
Centrosolar Group	2,968	22
Cewe Color Holding	836	38
Deutsche Post	21,181	389
Deutsche Telekom	712	10
E.ON	20,977	700
Freenet	62	1
Infineon Technologies	61,853	655
Koenig & Bauer*	565	13
Valartis Group	443	12
VTG	1,738	35
Total Germany		3,574

Description	Shares	Value (000)
Greece — 0.5%		
OPAP	10,780	$ 218
Total Greece		218
Hong Kong — 5.4%		
Alco Holdings	88,000	41
Allied Properties	120,000	23
Champion Technology Holdings	6,316,000	133
CLP Holdings	102,000	828
Courage Marine Group	17,000	2
Dickson Concepts International	19,000	15
DMX Technologies Group*	38,000	12
Dragon Hill Wuling Automobile Holdings*	130,000	16
Fairwood	45,500	64
Hannstar Board International Holdings	84,000	12
Hongkong Land Holdings	23,000	162
Hutchison Whampoa	56,000	656
Jardine Strategic Holdings	14,500	409
Kantone Holdings	570,000	9
Keck Seng Investments	24,900	13
Luen Thai Holdings	137,000	15
Next Media*	246,000	35
Victory City International Holdings	228,000	48
Wing On International	7,000	15
Total Hong Kong		2,508
Italy — 2.2%		
Banca Popolare dell'Emilia Romagna	169	2
De'Longhi	6,503	60
Enel	162,373	917
Engineering Ingegneria Informatica	916	29
Exor	26	1
Management & Capitali*	50,663	15
Milano Assicurazioni	521	1
Total Italy		1,025
Japan — 26.1%		
Aeon	29,800	375
Aichi Machine Industry	8,000	37
Airport Facilities	3,900	18
Aisin Seiki	15,100	574
Alfresa Holdings	200	8
Arc Land Sakamoto	2,000	24
Argo Graphics	800	11
Artnature	4,100	39
Asahi Glass	5,000	62
Asahi Industries	9	15
Astellas Pharma	5,800	222
Bando Chemical Industries	10,000	44
Best Bridal	12	12
Canon	50	2
Chubu Steel Plate	300	2
Chugai Ro	6,000	25
Coca-Cola Central Japan	3,800	52

Description	Shares	Value (000)
Japan — continued		
Daihatsu Diesel Manufacturing	4,000	$ 18
Daihatsu Motor	37,000	613
Daiichikosho	4,200	77
Dainichi	1,800	13
Dainippon Screen	5,000	46
Faith	1,196	139
Fields	32	50
Fuji Soft	700	12
Fujifilm Holdings	700	25
Fujimori Kogyo	1,400	23
Fujitsu	87,100	543
FuKoKu	2,000	22
Fukuda Denshi	1,300	41
Fuso Chemical	500	17
GMO internet	9,000	50
Haruyama Trading	1,500	8
Haseko*	500	—
Hazama*	26,300	22
Heiwa	4,000	58
HI-LEX	1,600	27
Hitachi	151,000	826
Hokkan Holdings	4,000	13
H-One	1,200	12
Iida Home Max	3,700	44
Imasen Electric Industrial	884	13
IT Holdings	6,900	86
J Trust	3,000	15
JMS	3,000	10
Kamei	3,000	15
Kasai Kogyo	5,000	34
Kawasumi Laboratories	10,000	74
Koike Sanso Kogyo	6,000	17
Kojima	7,400	45
Komatsu Seiren	10,000	41
Konishi	1,900	25
KRS	1,600	17
Kyodo Printing	4,000	9
Marubeni	97,000	730
Mikuni Coca-Cola Bottling	4,600	42
Mimasu Semiconductor Industry	1,500	18
Mitani	500	5
Mitsubishi UFJ Financial Group	26,200	136
Mitsui	12,400	209
Mitsui Home	2,000	11
MTI	19	39
Nagase	28,000	362
Namura Shipbuilding	26,500	139
NIC	13,900	58
Nichireki	12,000	50
NIFTY	59	78
Nihon Kagaku Sangyo	2,000	17
Nihon Yamamura Glass	1,000	3
Nippo	15,000	112

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2011 (UNAUDITED)

Description	Shares	Value (000)
Japan — continued		
Nippon Game Card	26	$ 37
Nippon Road	30,000	75
Nippon Steel	700	2
Nippon Steel Trading	1,000	3
Nippon Telegraph & Telephone	19,300	895
NIS Group*	24,600	2
Nissan Motor	74,000	749
Nisshin Fudosan	5,600	44
Nissin Sugar Manufacturing	7,000	17
Nojima	1,028	9
Obayashi Road	31,000	60
Onoken	2,200	19
Pacific Industrial	4,000	24
Piolax	2,800	64
Pressance	3	10
Raysum*	60	18
Relo Holdings	3,400	63
Riken Technos	8,000	30
Saison Information Systems	2,800	42
Sakata INX	2,000	10
Sanko Marketing Foods	14	14
Sanoh Industrial	3,200	31
Senshukai	2,100	13
Seria	1	2
Shidax	5,000	21
Shinsho	3,000	8
Sojitz	232,700	514
Soken Chemical & Engineering	700	10
Sony	22,400	771
Studio Alice	8,200	82
Sumikin Bussan	2,000	5
Suncall	4,000	20
T&K Toka	2,200	32
Taiyo Elec	2,300	16
Takagi Securities*	11,000	13
Takeda Pharmaceutical	19,300	930
Techno Ryowa	1,200	6
Teikoku Sen-I	3,000	19
Toa Oil	11,000	14
Tokyu Construction	10,170	30
Toshiba TEC	21,000	99
Totetsu Kogyo	29,000	229
Toyota Auto Body	4,600	86
Toyota Tsusho	5,600	98
Universe	700	10
Watabe Wedding	3,377	38
Yachiyo Bank	800	26
Yasunaga	2,100	19
Yellow Hat	2,700	29
Zojirushi	18,000	50
Total Japan		12,039

Description	Shares	Value (000)
Netherlands — 5.3%		
EADS*	23,940	$ 690
Gamma Holding*	57	2
Royal Dutch Shell, Cl A	49,015	1,730
TNT	53	1
Total Netherlands		2,423
New Zealand — 0.0%		
Sky Network Television	210	1
Total New Zealand		1
Norway — 0.8%		
Norske Skogindustrier*	52,125	193
Statoil	6,426	156
Total Norway		349
Portugal — 0.0%		
Novabase SGPS	1,941	7
Total Portugal		7
Singapore — 4.2%		
DBS Group Holdings	46,000	542
Elec & Eltek International	12,000	40
First Resources	55,000	58
GP Batteries International	5,000	6
Jardine Cycle & Carriage	21,526	575
Oversea-Chinese Banking	43,000	333
QAF	7,000	3
Singapore Airlines	32,000	371
Total Singapore		1,928
Sweden — 4.0%		
Bilia AB, Cl A	6,697	129
Boliden AB	24,197	505
Industrial & Financial Systems, Cl B	3,345	54
Industrivarden, Cl A	2,056	35
Nolato AB, Cl B	2,279	29
Saab, Cl B	18,784	357
Volvo, Cl B	43,004	745
Total Sweden		1,854
Switzerland — 4.4%		
Advanced Digital Broadcast Holdings	3,308	112
Bell Holding	28	56
Bossard Holding	337	44
Calida Holding	25	15
Clariant*	2,517	44
Emmi	705	154
Roche Holding	6,884	1,047
UBS*	31,105	557
Total Switzerland		2,029

Description	Shares	Value (000)
United Kingdom — 14.1%		
Anglo-Eastern Plantations	854	$ 10
AstraZeneca (GBP)	21,744	1,060
AstraZeneca (SEK)	317	15
Aviva	3,948	28
Barclays	10,169	48
BHP Billiton	4,983	190
BP	90,532	711
British Polythene Industries	2,378	10
Centrica	13,546	69
Character Group	242	1
Chaucer Holdings	257	—
Dart Group	40,418	54
Davis Service Group	31,578	213
Hilton Food Group	1,087	5
HSBC Holdings	143,953	1,570
Imperial Tobacco Group	26,994	771
Logica	69,913	152
Premier Foods*	130,014	44
Rio Tinto	13,867	952
Royal Bank of Scotland Group*	737,204	492
RPC Group	25,287	109
Tribal Group	14,443	10
Vitec Group	162	2
Total United Kingdom		6,516
Total Foreign Common Stock (Cost $35,554)		**44,159**

Description	Shares	Value (000)
Foreign Preferred Stock — 0.8%		
Germany — 0.8%		
Porsche Automobil Holding	3,610	$ 343
Villeroy & Boch*	3,475	23
Total Germany		366
Total Foreign Preferred Stock (Cost $344)		**366**
Affiliated Mutual Fund — 1.5%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.07% (A)	703,688	704
Total Affiliated Mutual Fund (Cost $704)		**704**
Total Investments — 99.8% (Cost $37,306)		**45,945**
Other Assets and Liabilities, Net — 0.2%		**106**
Total Net Assets — 100.0%		**$ 46,051**

For descriptions of abbreviations and footnotes, please refer to page 27.

OLD MUTUAL INTERNATIONAL EQUITY FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2011 (UNAUDITED)

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of January 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 716	$ —	$—	$ 716
Foreign Common Stock				
Australia	—	2,929	—	2,929
Austria	—	769	—	769
Belgium	—	103	—	103
Canada	329	—	—	329
China	—	472	—	472
Cyprus	—	161	—	161
Finland	—	678	—	678
France	—	4,247	—	4,247
Germany	—	3,574	—	3,574
Greece	—	218	—	218
Hong Kong	—	2,508	—	2,508
Italy	—	1,025	—	1,025
Japan	—	12,039	—	12,039
Netherlands	—	2,423	—	2,423
New Zealand	—	1	—	1
Norway	—	349	—	349
Portugal	—	7	—	7
Singapore	—	1,928	—	1,928
Sweden	—	1,854	—	1,854
Switzerland	—	2,029	—	2,029
United Kingdom	—	6,516	—	6,516
Foreign Preferred Stock				
Germany	—	366	—	366
Affiliated Mutual Fund	704	—	—	704
Total Investments	$ 1,749	$ 44,196	$—	$ 45,945

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

* Non-income producing security.

(A) — Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of January 31, 2011.

(B) — All or a portion of this security is held as cover for securities sold short or open written option contracts.

ADR — American Depositary Receipt
Cl — Class
GBP — British Pound Sterling
HMO — Health Maintenance Organization
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
SEK — Swedish Krona
Ser — Series

Amounts designated as "—" are either $0 or have been rounded to $0.
Cost figures are shown with "000's" omitted.

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)

AS OF JANUARY 31, 2011 (UNAUDITED)

	Old Mutual Analytic Fund	Old Mutual Copper Rock Emerging Growth Fund	Old Mutual International Equity Fund
Assets:			
Investment Securities, at cost	$ 73,596	$ 48,791	$ 36,602
Investment in Affiliated Mutual Fund, at cost	139	580	704
Investment Securities, at value	$ 85,191	$ 64,888	$ 45,241
Investment in Affiliated Mutual Fund, at value	139	580	704
Cash	2	—	—
Foreign Currency (cost $ —, $ —, $65)	—	—	65
Receivable for Capital Shares Sold	13	715	11
Receivable from Investment Adviser	12	—	20
Receivable for Investment Securities Sold	3,545	7,961	—
Receivable for Dividends	60	4	83
Other Assets	10	6	8
Total Assets	88,972	74,154	46,132
Liabilities:			
Payable for Investment Securities Purchased	752	5,887	—
Payable for Capital Shares Redeemed	225	32	6
Written Option Contracts, at Value, (Proceeds received of $3,798, $ —, $ —)	3,799	—	—
Securities Sold Short, at Value (Proceeds received of $12,742, $ —, $ —)	13,882	—	—
Payable for Administration Fees	6	6	4
Payable for Distribution & Service Fees	5	—	—
Payable for Management Fees	51	52	39
Payable for Trustees' Fees	3	1	1
Payable to Prime Broker	296	—	—
Accrued Expenses	131	34	31
Total Liabilities	19,150	6,012	81
Net Assets	$ 69,822	$ 68,142	$ 46,051
Net Assets:			
Paid-in Capital ($0.001 par value, unlimited authorization)	$ 218,627	$ 69,531	$ 83,417
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	438	(350)	(146)
Accumulated Net Realized Loss on Investments, Securities Sold Short, Futures, Written Options, and Foreign Currency Transactions	(159,698)	(17,136)	(45,863)
Net Unrealized Appreciation on Investments, Securities Sold Short, Written Options and Foreign Currency Transactions	10,455	16,097	8,643
Net Assets	$ 69,822	$ 68,142	$ 46,051
Net Assets – Class A	$ 28,359	$ 3,858	$ 275
Net Assets – Class C	17,126	N/A	N/A
Net Assets – Class Z	24,335	9,064	581
Net Assets – Institutional Class	2	55,220	45,195
Outstanding Shares of Beneficial Interest – Class A	2,828,044	351,645	29,546
Outstanding Shares of Beneficial Interest – Class C	1,784,599	N/A	N/A
Outstanding Shares of Beneficial Interest – Class Z	2,399,045	814,839	62,161
Outstanding Shares of Beneficial Interest – Institutional Class	168	4,909,929	4,832,734
Net Asset Value and Redemption Price Per Share – Class A^	$ 10.03	$ 10.97	$ 9.31
Maximum Offering Price Per Share Class A (Net Asset Value/94.25%)	$ 10.64	$ 11.64	$ 9.88
Net Asset Value, Offering and Redemption Price Per Share – Class C †^	$ 9.60	N/A	N/A
Net Asset Value, Offering and Redemption Price Per Share – Class Z^	$ 10.14	$ 11.12	$ 9.34
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class^	$ 10.16	$ 11.25	$ 9.35

Amounts designated as "—" are either $0 or have been rounded to $0.
†Class C shares have a contingent deferred sales charge. For a description of possible sales charge, please see the Fund's Prospectus.
^Net Assets divided by shares may not calculate to the stated NAV because these amounts are shown rounded.
N/A — Not Applicable

The accompanying notes are an integral part of the financial statements.

Statements of Operations (000)

For the Six-Month Period Ended January 31, 2011 (Unaudited)

	Old Mutual Analytic Fund	Old Mutual Copper Rock Emerging Growth Fund	Old Mutual International Equity Fund
Investment Income:			
Dividends	$ 1,052	$ 74	$ 442
Interest	1	—	3
Less: Foreign Taxes Withheld	—	—	(23)
Total Investment Income	1,053	74	422
Expenses:			
Management Fees	318	298	237
Administration Fees	37	33	24
Distribution and Service fees:			
Class A	41	4	—
Class C	95	—	—
Trustees' Fees	8	6	4
Custodian Fees	9	9	22
Professional Fees	31	18	13
Registration and SEC Fees	27	21	20
Transfer Agent Fees	145	28	4
Dividend Expense on Securities Sold Short	58	—	—
Interest Expense on Securities Sold Short	42	—	—
Pricing Fees	5	1	31
Other Expenses	28	11	7
Total Expenses	844	429	362
Less:			
Net Waiver of Management Fees	(122)	(5)	(119)
Net Expenses	722	424	243
Net Investment Income (Loss)	331	(350)	179
Net Realized Gain from Investment Transactions (including Securities Sold Short)	8,421	3,576	1,750
Net Realized Gain on Foreign Currency Transactions	12	—	4
Net Realized Gain on Futures Contracts	216	—	—
Net Realized Loss on Written Option Contracts	(4,375)	—	—
Net Change in Unrealized Appreciation on Investments (including Securities Sold Short)	2,433	12,919	6,005
Net Change in Unrealized Appreciation on			
Forward Foreign Currency Contracts and Foreign Currency Transactions	107	—	(2)
Net Change in Unrealized Appreciation on Futures Contracts	78	—	—
Net Change in Unrealized Appreciation on Written Option Contracts	413	—	—
Net Realized and Unrealized Gain on Investments	7,305	16,495	7,757
Increase in Net Assets Resulting from Operations	$ 7,636	$16,145	$7,936

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Statements of Changes in Net Assets (000)

	Old Mutual Analytic Fund	
	8/1/10 to 1/31/11 (Unaudited)	8/1/09 to 7/31/10
Investment Activities:		
Net Investment Income (Loss)	$ 331	$ 444
Net Realized Gain from Investments (including Securities Sold Short), Written Option Contracts, Futures Contracts, Forward Foreign Currency Contracts and Foreign Currency Transactions	4,274	23,584
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short) Forward Foreign Currency Contracts, Foreign Currency Transactions, Futures Contracts, and Written Option Contracts	3,031	(19,464)
Net Increase in Net Assets Resulting from Operations	7,636	4,564
Dividends and Distributions to Shareholders From:		
Net Investment Income:		
Class A	—	—
Class C	—	—
Class Z	—	—
Institutional Class	—	—
Total Dividends and Distributions	—	—
Capital Share Transactions:		
Class A		
Shares Issued	624	4,310
Shares Issued upon Reinvestment of Distributions	—	—
Redemption Fees	—	—
Shares Redeemed	(13,831)	(51,903)
Total Class A Capital Share Transactions	(13,207)	(47,593)
Class C[1]		
Shares Issued	71	199
Redemption Fees	—	—
Shares Redeemed	(5,367)	(32,650)
Total Class C Capital Share Transactions	(5,296)	(32,451)
Class Z		
Shares Issued	2,662	5,816
Shares Issued upon Reinvestment of Distributions	—	—
Redemption Fees	—	—
Shares Redeemed	(3,154)	(14,084)
Total Class Z Capital Share Transactions	(492)	(8,268)
Institutional Class		
Shares Issued	—	—
Shares Issued upon Reinvestment of Distributions	—	—
Redemption Fees	—	—
Shares Redeemed	—	(12,400)
Total Institutional Class Capital Share Transactions	—	(12,400)
Decrease in Net Assets Derived from Capital Shares Transactions	(18,995)	(100,712)
Total Increase (Decrease) in Net Assets	(11,359)	(96,148)
Net Assets:		
Beginning of Period	81,181	177,329
End of Period	$ 69,822	$ 81,181
Undistributed (Distribution in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ 438	$ 107

Amounts designated as "—" are either $0 or have been rounded to $0.

[1] Class C shares of the Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund were closed in 2009. See Note 1 for further details.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Copper Rock Emerging Growth Fund		Old Mutual International Equity Fund	
	8/1/10 to 1/31/11 (Unaudited)	8/1/09 to 7/31/10	8/1/10 to 1/31/11 (Unaudited)	8/1/09 to 7/31/10
	$ (350)	$ (377)	$ 179	$ 1,060
	3,576	13,564	1,754	5,317
	12,919	(4,597)	6,003	(961)
	16,145	8,590	7,936	5,416
	—	—	(5)	(7)
	—	—	—	—
	—	—	(10)	(11)
	—	—	(875)	(1,164)
	—	—	(890)	(1,182)
	658	1,081	3	171
	—	—	4	6
	1	—	—	—
	(724)	(1,957)	(152)	(455)
	(65)	(876)	(145)	(278)
	—	—	—	—
	—	—	—	—
	—	(396)	—	(1,001)
	—	(396)	—	(1,001)
	1,229	8,868	181	155
	—	—	10	10
	—	—	—	—
	(8,796)	(18,184)	(226)	(169)
	(7,567)	(9,316)	(35)	(4)
	3,055	16,068	206	957
	—	—	875	1,163
	—	—	—	—
	(6,989)	(9,785)	(11,033)	(30,744)
	(3,934)	6,283	(9,952)	(28,624)
	(11,566)	(4,305)	(10,132)	(29,907)
	4,579	4,285	(3,086)	(25,673)
	63,563	59,278	49,137	74,810
	$ 68,142	$ 63,563	$ 46,051	$ 49,137
	$ (350)	$ —	$ (146)	$ 565

Statement of Cash Flows (000)

For the Six-Month Period Ended January 31, 2011 (Unaudited)

	Old Mutual Analytic Fund
Cash Flows Provided From (Used in) Operating Activities:	
Interest and Dividends Received (Excludes Net of Amortization/Accretion of $1)	$ 1,075
Purchases of Long-term Portfolio Investments	(101,420)
Proceeds from Sales of Long-term Portfolio Investments	124,610
Net Cash Provided From Futures Transactions	328
Net Cash Used in Purchased Option Contracts	(118)
Net Cash Used in Written Option Contracts	(2,301)
Net Cash Used in Short Sales Transactions	(5,471)
Net Decrease in Short-term Investments	2,480
Net Cash from Foreign Currency Transactions	12
Interest Expense Paid	(42)
Operating Expenses Paid	(729)
Net Cash Provided From Operating Activities	18,424
Cash Flows Provided From (Used in) Financing Activities:	
Decrease in Shares of Beneficial Interest Sold	(19,041)
Decrease in Deposits with Prime Broker	619
Net Cash Used in Financing Activities	(18,422)
Net Increase in Cash	2
Cash at Beginning of Year	-
Cash at End of Period	$ 2
Reconciliation of Net Increase in Net Assets from Operations to	
Net Cash Provided from Operating Activities:	
Net Increase in Net Assets Resulting from Operations	$ 7,636
Decrease in Investments	12,020
Increase in Written Option Contracts, at Value	1,661
Accretion of Discount on Investments	(1)
Amortization of Premium on Investments	2
Decrease in Dividends and Interest Receivable	21
Increase in Payable for Securities Purchased	752
Decrease in Variation Margin Receivable	34
Decrease in Payable for Foreign Forward Currency Contracts	(107)
Decrease in Other Assets	1
Decrease in Accrued Expenses	(50)
Increase in Receivable for Securities Sold	(3,545)
Total Adjustments	10,788
Net Cash Provided From Operating Activities	$ 18,424

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED JULY 31, (UNLESS OTHERWISE NOTED) AND FOR THE SIX-MONTH PERIOD ENDED JANUARY 31, 2011 (UNAUDITED)

OLD MUTUAL ANALYTIC FUND[(1)]

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
Class A																
2011	$ 9.02	$ 0.05	$ 0.96	$ —	$ 1.01	$ —	$ —	$ —	$ —	$10.03	11.20%	$ 28,359	1.81%[5]	2.29%[5]	1.01%	115.81%
2010	8.68	0.05	0.29	—	0.34	—	—	—	—	9.02	3.92%	38,274	1.78%[5]	2.27%[5]	0.52%	168.45%
2009	11.88	0.02	(3.22)	—	(3.20)	—	—	—	—	8.68	(26.94)%	83,169	2.07%[5]	2.41%[5]	0.24%	195.35%
2008	14.51	0.05	(1.80)	—	(1.75)	(0.18)	(0.70)	—	(0.88)	11.88	(12.60)%	285,305	1.92%[5]	2.13%[5]	0.40%	171.50%
2007	13.21	0.08	1.24	—	1.32	(0.02)	—	—	(0.02)	14.51	9.99%	607,810	1.54%[5]	1.96%[5]	0.55%	183.98%
2006[4]	12.84	0.05	0.32[#]	—	0.37	—	—	—	—	13.21	2.88%[#]	295,095	1.51%[5]	2.18%[5]	0.57%	59.61%
2005[2]	12.30	0.05	1.09	—	1.14	(0.27)	(0.33)	—	(0.60)	12.84	9.27%	129,960	1.98%[5]	2.06%[5]	0.64%	81.00%
Class C																
2011	$ 8.67	$ 0.01	$ 0.92	$ —	$ 0.93	$ —	$ —	$ —	$ —	$ 9.60	10.73%	$ 17,126	2.56%[5]	2.84%[5]	(0.26)%	115.81%
2010	8.40	(0.02)	0.29	—	0.27	—	—	—	—	8.67	3.21%	20,558	2.53%[5]	2.91%[5]	(0.23)%	168.45%
2009	11.59	(0.05)	(3.14)	—	(3.19)	—	—	—	—	8.40	(27.52)%	51,879	2.82%[5]	2.97%[5]	(0.52)%	195.35%
2008	14.32	(0.04)	(1.77)	—	(1.81)	(0.22)	(0.70)	—	(0.92)	11.59	(13.23)%	158,508	2.65%[5]	2.85%[5]	(0.34)%	171.50%
2007	13.11	(0.03)	1.24	—	1.21	—	—	—	—	14.32	9.24%	340,569	2.29%[5]	2.67%[5]	(0.19)%	183.98%
2006[4]	12.81	(0.01)	0.31[#]	—	0.30	—	—	—	—	13.11	2.34%[#]	202,766	2.26%[5]	2.86%[5]	(0.17)%	59.61%
2005[2]	12.30	(0.01)	1.09	—	1.08	(0.24)	(0.33)	—	(0.57)	12.81	8.78%	86,752	2.61%[5]	2.68%[5]	(0.09)%	81.00%
Class Z[(3)]																
2011	$ 9.11	$ 0.06	$ 0.97	$ —	$ 1.03	$ —	$ —	$ —	$ —	$10.14	11.31%	$ 24,335	1.58%[5]	1.67%[5]	1.21%	115.81%
2010	8.75	0.07	0.29	—	0.36	—	—	—	—	9.11	4.11%	22,347	1.52%[5]	1.68%[5]	0.81%	168.45%
2009	11.94	0.04	(3.23)	—	(3.19)	—	—	—	—	8.75	(26.72)%	29,734	1.81%[5]	1.97%[5]	0.45%	195.35%
2008	14.54	0.09	(1.82)	—	(1.73)	(0.17)	(0.70)	—	(0.87)	11.94	(12.46)%	58,107	1.64%[5]	1.86%[5]	0.68%	171.50%
2007	13.21	0.12	1.24	—	1.36	(0.03)	—	—	(0.03)	14.54	10.33%	130,928	1.29%[5]	1.66%[5]	0.84%	183.98%
2006[4]	12.82	0.06	0.33[#]	—	0.39	—	—	—	—	13.21	3.04%[#]	140,795	1.26%[5]	1.82%[5]	0.72%	59.61%
2005	11.66	0.10	1.69	—	1.79	(0.30)	(0.33)	—	(0.63)	12.82	15.36%	227,265	1.36%[5]	1.44%[5]	0.78%	81.00%
Institutional Class																
2011	$ 9.12	$ 0.06	$ 0.98	$ —	$ 1.04	$ —	$ —	$ —	$ —	$10.16	11.40%	$ 2	1.53%[5]	861.72%[5]	1.23%	115.81%
2010	8.76	0.11	0.25	—	0.36	—	—	—	—	9.12	4.11%	2	1.41%[5]	2.84%[5]	1.31%	168.45%
2009	11.96	0.05	(3.25)	—	(3.20)	—	—	—	—	8.76	(26.76)%	12,547	1.77%[5]	1.87%[5]	0.55%	195.35%
2008	14.54	0.09	(1.81)	—	(1.72)	(0.16)	(0.70)	—	(0.86)	11.96	(12.33)%	29,025	1.63%[5]	1.89%[5]	0.70%	171.50%
2007	13.21	0.12	1.24	—	1.36	(0.03)	—	—	(0.03)	14.54	10.34%	35,246	1.24%[5]	1.60%[5]	0.82%	183.98%
2006[4]	12.82	0.08	0.31[#]	—	0.39	—	—	—	—	13.21	3.04%[#]	6,833	1.21%[5]	2.11%[5]	0.97%	59.61%
2005**	13.45	0.01	(0.10)	—	(0.09)	(0.21)	(0.33)	—	(0.54)	12.82	(0.63)%	2	1.27%[5]	2.12%[5]	1.55%	81.00%

The accompanying notes are an integral part of the financial statements.

33

FINANCIAL HIGHLIGHTS — concluded

For a Share Outstanding Throughout Each Year or Period Ended July 31, (Unless Otherwise Noted) and for the Six-Month Period Ended January 31, 2011 (Unaudited)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND^															
Class A															
2011	$ 8.60	$(0.07)	$ 2.44	$ —	$ 2.37	$ —	$ —	$ —	$10.97	27.56%	$ 3,858	1.67%	2.28%	(1.45)%	121.87%
2010	7.71	(0.07)	0.96	—	0.89	—	—	—	8.60	11.54%	3,079	1.67%	2.37%	(0.87)%	248.88%
2009	10.10	(0.10)	(2.29)#	—	(2.39)	—	—	—	7.71	(23.66)%#	3,480	1.67%	1.90%	(1.35)%	283.83%
2008	12.90	(0.16)	(1.71)	—	(1.87)	—	(0.93)	(0.93)	10.10	(16.08)%	11,213	1.67%	1.88%	(1.33)%	260.79%
2007	10.52	(0.16)	2.54	—	2.38	—	—	—	12.90	22.62%	35,890	1.55%	1.85%	(1.32)%	169.81%
2006	10.00	(0.13)	0.65	—	0.52	—	—	—	10.52	5.20%	20,814	1.55%	2.97%	(1.15)%	282.22%
Class Z**															
2011	$ 8.71	$(0.06)	$ 2.47	$ —	$ 2.41	$ —	$ —	$ —	$11.12	27.67%	$ 9,064	1.42%	1.48%	(1.18)%	121.87%
2010	7.79	(0.05)	0.97	—	0.92	—	—	—	8.71	11.81%	13,498	1.42%	1.51%	(0.54)%	248.88%
2009	10.18	(0.08)	(2.31)#	—	(2.39)	—	—	—	7.79	(23.48)%#	19,771	1.42%	1.57%	(1.09)%	283.83%
2008	12.97	(0.13)	(1.73)	—	(1.86)	—	(0.93)	(0.93)	10.18	(15.90)%	15,510	1.42%	1.65%	(1.11)%	260.79%
2007	10.55	(0.15)	2.57	—	2.42	—	—	—	12.97	22.94%	557	1.30%	12.38%	(1.12)%	169.81%
2006	10.46	(0.07)	0.16	—	0.09	—	—	—	10.55	0.86%	1	1.30%	787.59%	(0.93)%	282.22%
Institutional Class															
2011	$ 8.80	$(0.05)	$ 2.50	$ —	$ 2.45	$ —	$ —	$ —	$11.25	27.84%	$ 55,220	1.22%	1.18%	(1.00)%	121.87%
2010	7.86	(0.05)	0.99	—	0.94	—	—	—	8.80	11.96%	46,986	1.22%	1.22%	(0.51)%	248.88%
2009	10.24	(0.07)	(2.31)#	—	(2.38)	—	—	—	7.86	(23.24)%#	35,660	1.22%	1.18%	(0.89)%	283.83%
2008	13.01	(0.11)	(1.73)	—	(1.84)	—	(0.93)	(0.93)	10.24	(15.69)%	34,651	1.17%	1.35%	(0.85)%	260.79%
2007	10.56	(0.10)	2.55	—	2.45	—	—	—	13.01	23.20%	66,666	1.10%	1.21%	(0.86)%	169.81%
2006	10.00	(0.08)	0.64	—	0.56	—	—	—	10.56	5.60%	49,751	1.10%	1.71%	(0.70)%	282.22%
OLD MUTUAL INTERNATIONAL EQUITY FUND^^															
Class A															
2011	$ 8.00	$ 0.01	$ 1.43	$ —	$ 1.44	$(0.13)	$ —	$(0.13)	$ 9.31	18.10%	$ 275	1.52%	6.14%	0.27%	20.83%
2010	7.67	0.11	0.34	—	0.45	(0.12)	—	(0.12)	8.00	5.89%	363	1.52%	5.59%	1.30%	92.20%
2009	11.12	0.12	(3.46)#	—	(3.34)	(0.11)	—	(0.11)	7.67	(29.95)%#	617	1.52%	3.43%	1.62%	151.84%
2008	13.51	0.17	(2.45)	—	(2.28)	(0.03)	(0.08)	(0.11)	11.12	(17.04)%	1,875	1.60%	2.76%	1.34%	180.69%
2007	10.95	0.14	2.87	—	3.01	(0.10)	(0.35)	(0.45)	13.51	28.02%	2,170	1.70%	4.33%	1.05%	94.78%
2006	10.00	0.18	0.77	—	0.95	—	—	—	10.95	9.50%	251	1.70%	30.10%	2.94%	48.74%
Class Z															
2011	$ 8.03	$ 0.02	$ 1.44	$ —	$ 1.46	$(0.15)	$ —	$(0.15)	$ 9.34	18.31%	$ 581	1.27%	4.45%	0.44%	20.83%
2010	7.70	0.13	0.34	—	0.47	(0.14)	—	(0.14)	8.03	6.07%	528	1.27%	4.77%	1.64%	92.20%
2009	11.20	0.14	(3.49)#	—	(3.35)	(0.15)	—	(0.15)	7.70	(29.70)%#	513	1.27%	3.85%	1.94%	151.84%
2008	13.57	0.22	(2.49)	—	(2.27)	(0.02)	(0.08)	(0.10)	11.20	(16.88)%	1,269	1.34%	3.44%	1.74%	180.69%
2007	10.97	0.19	2.85	—	3.04	(0.09)	(0.35)	(0.44)	13.57	28.23%	1,002	1.45%	13.96%	1.37%	94.78%
2006	10.00	0.10	0.87	—	0.97	—	—	—	10.97	9.70%	1	1.45%	1,776.73%	1.59%	48.74%
Institutional Class															
2011	$ 8.06	$ 0.03	$ 1.44	$ —	$ 1.47	$(0.18)	$ —	$(0.18)	$ 9.35	18.36%	$ 45,195	1.02%	1.46%	0.76%	20.83%
2010	7.73	0.15	0.35	—	0.50	(0.17)	—	(0.17)	8.06	6.43%	48,246	1.02%	1.52%	1.80%	92.20%
2009	11.27	0.16	(3.52)#	—	(3.36)	(0.18)	—	(0.18)	7.73	(29.58)%#	72,759	1.02%	1.55%	2.15%	151.84%
2008	13.61	0.25	(2.49)	—	(2.24)	(0.02)	(0.08)	(0.10)	11.27	(16.61)%	113,297	1.06%	1.32%	1.96%	180.69%
2007	10.98	0.17	2.92	—	3.09	(0.11)	(0.35)	(0.46)	13.61	28.65%	9,834	1.20%	1.75%	1.33%	94.78%
2006	10.00	0.12	0.86	—	0.98	—	—	—	10.98	9.80%	5,490	1.20%	2.96%	1.85%	48.74%

The accompanying notes are an integral part of the financial statements.

* Per share amounts for the year or period are calculated based on average outstanding shares.
** Class commenced operations on December 9, 2005.
\# Impact of payment to affiliate was less than $0.01 per share and 0.01%, respectively.
† Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Adviser during the year or period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charges.
†† Ratios for periods less than one year have been annualized.
ˆ Fund commenced operations July 29, 2005.
ˆˆ Fund commenced operations December 30, 2005.

(1) On December 9, 2005, the Old Mutual Analytic Fund (the "Fund") acquired substantially all of the assets and liabilities of the Analytic Defensive Equity Fund (the "Predecessor Fund"), a series of The Advisors' Inner Circle Fund. The operations of the Fund prior to the acquisition were those of the Predecessor Fund.
(2) Commenced operations March 31, 2005.
(3) The Fund's Class Z is the successor class of the Predecessor Fund's Institutional Class; the Fund's Institutional Class is new.
(4) The Old Mutual Analytic Fund changed its fiscal year end from December 31 to July 31. 2006 amounts are for the period 1/1/06 to 7/31/06.
(5) For the Old Mutual Analytic Fund, the ratio of expenses to average net assets includes dividend expense on securities sold short. Following is the impact of these expenses as a ratio to average net assets:

	Class A	Class C	Class Z	Institutional Class
2011	0.14%	0.15%	0.17%	0.17%
2010	0.13%	0.13%	0.12%	0.05%
2009	0.36%	0.36%	0.35%	0.36%
2008	0.39%	0.39%	0.39%	0.42%
2007	0.28%	0.28%	0.28%	0.27%
2006	0.34%	0.34%	0.27%	0.39%
2005	0.41%	0.35%	0.24%	n/a

Amounts designated as "—" are either $0 or have been rounded to $0.

NOTES TO FINANCIAL STATEMENTS

AS OF JANUARY 31, 2011 (UNAUDITED)

1. ORGANIZATION

Old Mutual Funds I (the "Trust"), organized as a Delaware statutory trust on May 27, 2004, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust currently offers seven series portfolios, of which the following are covered by this Semi-Annual Report - the Old Mutual Analytic Fund, the Old Mutual Copper Rock Emerging Growth Fund and the Old Mutual International Equity Fund (each, a "Fund" and collectively, the "Funds"). The Trust's series portfolios whose financial statements are presented separately are the Old Mutual Asset Allocation Conservative Portfolio, the Old Mutual Asset Allocation Balanced Portfolio, the Old Mutual Asset Allocation Moderate Growth Portfolio and the Old Mutual Asset Allocation Growth Portfolio. The Old Mutual Analytic Fund commenced operations on July 1, 1978, the Old Mutual Copper Rock Emerging Growth Fund commenced operations on July 29, 2005, and the Old Mutual International Equity Fund commenced operations on December 30, 2005.

After the close of business on October 23, 2009, Class C shares of the Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund were liquidated and distributed ratably among the Class C shareholders on that date.

Shareholders may purchase shares of the Old Mutual Analytic Fund through four separate classes, Class A, Class C, Class Z and Institutional Class shares. Shareholders may purchase Class A, Class Z and Institutional Class shares of the Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund. All classes have equal rights as to earnings, assets, and voting privileges, except that each class may have different distribution costs, dividends, registration costs, and shareholder services costs and each class has exclusive voting rights with respect to its distribution plan. Except for these differences, each share class of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified investment management company. The Funds' prospectus provides a description of each Fund's investment objective, policies and investment strategies.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investment securities of a Fund, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, investment securities are valued at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day is used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees (the "Board"). The Funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is deemed inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Valuation Committee (the "Committee") designated by the Board. A security may be valued using Fair Value Procedures if among other things the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating a Fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on foreign exchanges in the Western Hemisphere are valued based upon quotations from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Fund's investment adviser, Old Mutual Capital, Inc. (the "Adviser"), determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

The Funds are subject to the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification 820-10, *Fair Value Measurements and Disclosures*, ("ASC 820-10"). ASC 820-10 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. Foreign securities fair valued by utilizing quotations of an independent pricing service are categorized as Level 2 securities. The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the reporting period. For each Fund, there were no significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period. The aggregate value by input level, as of January 31, 2011, for each Fund's investments is included in the Schedule of Investments.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income, dividend expense on securities sold short and distributions to shareholders are recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared and paid at least annually, if available. Distributions of net realized capital gains for each Fund are generally made to shareholders at least annually, if available.

Foreign Withholding Taxes — The Funds may be subject to taxes imposed by countries with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Funds accrue such taxes when the related income is earned.

Forward Foreign Currency Contracts — The Funds are subject to foreign currency exchange risk in the normal course of pursuing their objectives. The Funds may enter into forward foreign currency contracts to take advantage of changes in currency values, to enhance investment returns or to hedge against foreign currency fluctuations. All commitments are "marked-to-market" daily at the applicable foreign exchange rate, and any resulting unrealized gains or losses are recorded accordingly. The Funds realize gains and losses at the time the forward contracts are settled. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the period are recognized as ordinary income or loss for Federal income tax purposes. The Funds could be exposed to risk if the counterparties to the contracts are unable to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar or other foreign currencies in which it has invested. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities.

Investments in Real Estate Investment Trusts ("REITs") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications, including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities. The Funds report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Futures Contracts — The Funds are subject to equity price risk, interest rate risk and foreign currency exchange risk in the normal course of pursuing their objectives. The Funds may utilize futures contracts to enhance investment returns, as an efficient way to gain broad market exposure with reduced transaction costs and/or to hedge against overall equity market volatility and other risks in the Fund's portfolio. Upon entering into a futures contract, the Funds will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Funds each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Funds record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Fund's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Funds could lose more than the original margin deposit required to initiate the futures transaction. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities. There is minimal counterparty credit risk involved in entering into futures contracts since they are exchange-traded instruments and the exchange's clearinghouse, as counterparty to all exchange-traded futures, guarantees the futures against default.

Options — The Funds may write or purchase financial options contracts primarily to hedge against changes in the value of equity securities (or securities that the Funds intend to purchase), against fluctuations in fair value caused by changes in prevailing market interest rates or foreign currency exchange rates and against changes in overall equity market volatility. In addition, the Funds may utilize options in an attempt to generate gains from option premiums or to reduce overall portfolio risk. The Funds' option strategy primarily focuses on the use of writing call options on equity indexes. When the Funds write or purchase an option, an amount equal to the premium received or paid by the Funds is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Funds on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Funds have realized a gain or a loss on investment transactions. The Funds, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Funds, as purchasers of an option, bear the risk that the counterparties to the option may not have the ability to meet the terms of the option contracts. There is minimal counterparty credit risk involved in entering into option contracts since they are exchange-traded instruments and the exchange's clearinghouse, as counterparty to all exchange-traded options, guarantees the options against default.

Short Sales — As is consistent with the Old Mutual Analytic Fund's investment objectives, the Old Mutual Analytic Fund may engage in short sales that are "uncovered." Uncovered short sales are transactions under which a Fund sells a security it does not own. To complete such a transaction, a Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of the replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to any dividends or interest that accrue during the period of the loan, which is recorded as an expense on the Statement of Operations. To borrow the security, the Fund also may be required to pay a premium, which would decrease proceeds of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out. A gain, limited to the price at which the Fund sells the security short, or a loss, unlimited in size, will be recognized upon the close of a short sale.

Until the Fund closes its short position or replaces the borrowed security, it will: (a) maintain a segregated account containing cash or liquid securities at such a level that the amount deposited in the segregated account plus the amount deposited with the broker as margin will equal the current value of the security sold short, or (b) otherwise cover the Fund's short positions. The segregated assets are marked-to-market daily.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net assets each day.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately. The Funds had no material expense reductions for the six-month period ended January 31, 2011.

The Funds impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemptions by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee by crediting Paid-in Capital. For the six-month period ended January 31, 2011, redemption fees of $1 (000) were collected by Old Mutual Copper Rock Emerging Growth Fund (Class A). There were no other material redemption fees collected by the Funds.

3. Investment Advisory Fees, Administrative Fees and Other Transactions with Affiliates

Investment Adviser — Old Mutual Capital, Inc. is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"). OMUSH is a direct, wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct, wholly owned subsidiary of Old Mutual plc, a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to Investment Advisory Agreements (the "Advisory Agreements"), under which the Adviser is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund, as follows:

	Management Fee	Asset Level
Old Mutual Analytic Fund[1]	0.850%	N/A
Old Mutual Copper Rock Emerging Growth Fund	0.900%	N/A
Old Mutual International Equity Fund	1.000%	Less than $1 billion
	0.975%	From $1 billion to $2 billion
	0.950%	From $2 billion to $3 billion
	0.925%	Greater than $3 billion

[1] Effective August 1, 2010, the Old Mutual Analytic Fund's management fee was reduced from 0.95% to 0.85%.

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Adviser has entered into an expense limitation agreement ("Expense Limitation Agreement") pursuant to which the Adviser has agreed, in writing, to waive or limit its fees and to assume other expenses of the Funds to the extent necessary to limit the total annual expenses to a specified percentage of the Funds' average daily net assets through the dates specified below.

The expense limitations are as follows:

	Class A	Class C	Class Z	Institutional Class	Expiration Date of Expense Limitation
Old Mutual Analytic Fund	1.55%	2.30%	1.30%	1.25%	December 31, 2011
Old Mutual Copper Rock Emerging Growth Fund	1.67%	N/A	1.42%	1.22%	December 31, 2011
Old Mutual International Equity Fund	1.52%	N/A	1.27%	1.02%	December 31, 2011

Reimbursement by the Funds of the advisory fees waived and other expenses paid by the Adviser pursuant to the current Expense Limitation Agreement may be made up to three years after the expenses were reimbursed or absorbed if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed. At January 31, 2011, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

	Expires 2011	Expires 2012	Expires 2013	Expires 2014	Total
Old Mutual Analytic Fund	$593	$783	$458	$122	$1,956
Old Mutual Copper Rock Emerging Growth Fund	55	95	56	15	221
Old Mutual International Equity Fund	279	422	327	119	1,147

For the six-month period ended January 31, 2011, the Adviser was reimbursed $10(000) by the Old Mutual Copper Rock Emerging Growth Fund for previously waived fees.

Sub-Advisory Agreements — The Trust, on behalf of the Old Mutual International Equity Fund, and the Adviser have entered into a sub-advisory agreement (the "Acadian Sub-Advisory Agreement") with Acadian Asset Management LLC ("Acadian"). Acadian is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Acadian Sub-Advisory Agreement, Acadian is entitled to receive from the Adviser a sub-advisory fee which is computed and paid monthly at an annual rate of 0.60%, net of 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser and net of all breakpoints.

The Trust, on behalf of the Old Mutual Analytic Fund, and the Adviser have entered into a sub-advisory agreement (the "Analytic Sub-Advisory Agreement") with Analytic Investors, LLC ("Analytic"). Analytic is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Analytic Sub-Advisory Agreement, Analytic is entitled to receive from the Adviser a sub-advisory fee, which is computed and paid monthly at an annual rate of 0.60%. Effective August 1, 2010, the sub-advisory fee for the Old Mutual Analytic Fund was reduced from 0.70% to 0.60%.

The Trust, on behalf of the Old Mutual Copper Rock Emerging Growth Fund, and the Adviser have entered into a sub-advisory agreement (the "Copper Rock Sub-Advisory Agreement") with Copper Rock Capital Partners, LLC ("Copper Rock"). Copper Rock is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Copper Rock Sub-Advisory Agreement, Copper Rock is entitled to receive from the Adviser a sub-advisory fee which is computed and paid monthly at an annual rate of 0.60%.

The Sub-Advisory Agreements obligate the sub-advisers to: (i) manage the investment operations of the assets managed by the sub-adviser and the composition of the investment portfolio comprising such assets, including the purchase, retention and disposition thereof in accordance with a Fund's investment objective, policies and limitations; (ii) provide supervision of the assets managed by the sub-adviser and determine from time to time what investments and securities will be purchased, retained or sold on behalf of the Fund and what portion of the assets managed by the sub-adviser will be invested or held uninvested in cash; and (iii) determine the securities to be purchased or sold on behalf of the Fund in connection with such assets and to place orders with or through such persons, brokers or dealers to carry out the policy with respect to brokerage set forth in the Prospectus or as the Board or the Adviser may direct from time to time, in conformity with federal securities laws.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Adviser, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million up to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Bank of New York Mellon (the "Sub-Administrator") serves as sub-administrator to the Trust. The Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. Pursuant to a sub-administration and accounting agreement (the "Sub-Administration Agreement") between the Administrator and the Sub-Administrator, the Administrator pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust and Old Mutual Funds II (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. For funds within the Old Mutual Complex that are managed as a "fund of funds," these fees apply only at the underlying fund level. In addition, the Administrator pays the Sub-Administrator the following annual fees: (1) $35,000 for each fund managed as a "fund of funds"; (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex, and (3) the greater of .01925% based on the combined average daily gross assets of the Old Mutual Complex or $425,000. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Administrator or any third party for special, indirect or consequential damages.

Distribution Agreement — Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser, and the Trust are parties to a distribution agreement (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for serving in such capacity, except as provided in separate Distribution Plans and Service Plans.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not "interested persons" (as defined in the 1940 Act) and have no financial interest in the Distribution Agreement, or by a majority vote of the outstanding securities of the Trust upon not more than 90 days' written notice by either party or upon assignment by the Distributor.

The Trust has adopted a Distribution Plan for each of Class A and Class C shares pursuant to Rule 12b-1 under the 1940 Act to enable the Class A shares of each Fund and Class C shares of Old Mutual Analytic Fund to directly and indirectly bear certain expenses relating to the distribution of such shares. The Trust has also adopted a Service Plan to enable the Class A shares of each Fund and Class C shares of Old Mutual Analytic

Fund to directly and indirectly bear certain expenses relating to the shareholder servicing and/or personal account maintenance of the holders of such shares. Each of the Distribution Plans and Service Plans are compensation plans, which means that they compensate the Distributor or third-party broker-dealer or financial intermediary regardless of the expenses actually incurred by such persons.

Pursuant to the Distribution Plan for Class A and Class C shares, the Trust will pay to the Distributor a monthly fee at an annual aggregate rate not to exceed (i) 0.25% of the average net asset value of the Class A shares of each Fund and (ii) 0.75% of the average net asset value of the Class C shares of Old Mutual Analytic Fund, as determined at the close of each business day during the month, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of Class A or Class C shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of Class A or Class C shares, as set forth in the then current prospectus or statement of additional information with respect to Class A and Class C shares and interest and other financing costs.

The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time. Currently, Class A shares are not authorized to pay distribution fees and Class C shares are authorized to pay the maximum amount of distribution fees.

Pursuant to the Service Plan for Class A and Class C shares, the Trust will pay to the Distributor or other third-party financial intermediaries a fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of Class A and Class C shares, which is for maintaining or improving services provided to shareholders by the Distributor and investment dealers, financial institutions and 401(k) plan service providers. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time.

Currently, both Class A and Class C shares are authorized to pay the maximum amount of service fees.

The Administrator will prepare and deliver written reports to the Board on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plans and the Service Plans, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator, Adviser or sub-advisers may benefit through increased fees from an increase in the net assets of the Trust which may have resulted in part from the expenditures, no interested person of the Trust nor any Trustee of the Trust who is not an "interested person" (as defined in the 1940 Act) of the Trust has a direct or indirect financial interest in the operation of the Distribution or Service Plans or any related agreement.

Of the service and distribution fees the Distributor received for the six-month period ended January 31, 2011, no material amounts were retained.

Other Service Providers — The Bank of New York Mellon serves as the custodian for the Funds. The custodian's responsibilities include safekeeping of the Funds' portfolio securities and cash, the delivery of such securities and cash to and from the Funds, and the appointment of any sub-custodian banks and clearing agents.

DST Systems, Inc. ("DST") serves as the transfer agent and dividend disbursing agent of the Funds. Pursuant to an agency agreement between the Trust and DST, DST also provides call center, correspondence and other shareholder account-related services to the Funds. From time to time, the Funds may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Funds to persons who beneficially own interests in the Fund.

OMUSH receives an offset of certain recordkeeping fees from the plan sponsors of OMUSH's participant directed 401K, profit sharing and/or voluntary deferral plans which invest in the Old Mutual Complex (collectively, the "Deferred Plans"). The amount of the fee offset is based in part on service and/or sub-transfer agency fees received by the plan sponsors from the Old Mutual Complex Class Z shares within the Deferred Plans. During the six-month period ended January 31, 2011, the amount received by OMUSH for recordkeeping fee offsets attributable to investments by the Deferred Plans in the Old Mutual Complex was approximately $20 (000).

Officers and Trustees of the Funds who are or were officers of the Adviser, Administrator, Sub-Administrator or Distributor received no compensation from the Funds.

4. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Funds I and Old Mutual Funds II (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (Federal Funds Rate plus 50 basis points). None of the OM Funds may borrow more than 10% of its assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended January 31, 2011.

Notes to Financial Statements — continued

5. Investment Transactions

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments, for the Funds, for the six-month period ended January 31, 2011 were as follows:

	Purchases (000)	Sales (000)
	Other	Other
Old Mutual Analytic Fund	$102,172	$128,126
Old Mutual Copper Rock Emerging Growth Fund	77,993	92,749
Old Mutual International Equity Fund	9,572	20,812

Transactions in option contracts written in the Old Mutual Analytic Fund for the six-month period ended January 31, 2011, were as follows:

	Old Mutual Analytic Fund	
	Number of Contracts	Proceeds Received (000)
Outstanding at July 31, 2010	1,295	$ 1,724
Options written	8,218	16,593
Options terminated in closing purchasing transactions	(6,609)	(12,426)
Options expired	(2,148)	(2,093)
Outstanding at January 31, 2011	756	$ 3,798

6. Capital Share Transactions

	Old Mutual Analytic Fund		Old Mutual Copper Rock Emerging Growth Fund		Old Mutual International Equity Fund	
	8/1/10 to 1/31/11 (Unaudited)	8/1/09 to 7/31/10	8/1/10 to 1/31/11 (Unaudited)	8/1/09 to 7/31/10	8/1/10 to 1/31/11 (Unaudited)	8/1/09 to 7/31/10
Shares Issued and Redeemed (000):						
Class A						
Shares Issued	67	489	66	131	—	21
Shares Issued upon Reinvestment of Distributions	—	—	—	—	1	1
Shares Redeemed	(1,482)	(5,828)	(72)	(224)	(17)	(57)
Total Class A Share Transactions	(1,415)	(5,339)	(6)	(93)	(16)	(35)
Class C[1]						
Shares Issued	8	23	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—
Shares Redeemed	(596)	(3,826)	—	(49)	—	(122)
Total Class C Share Transactions	(588)	(3,803)	—	(49)	—	(122)
Class Z						
Shares Issued	277	639	114	1,083	20	19
Shares Issued upon Reinvestment of Distributions	—	—	—	—	1	1
Shares Redeemed	(330)	(1,586)	(848)	(2,070)	(25)	(21)
Total Class Z Share Transactions	(53)	(947)	(734)	(987)	(4)	(1)
Institutional Class						
Shares Issued	—	—	288	1,908	26	116
Shares Issued upon Reinvestment of Distributions	—	—	—	—	99	142
Shares Redeemed	—	(1,432)	(717)	(1,107)	(1,279)	(3,678)
Total Institutional Class Share Transactions	—	(1,432)	(429)	801	(1,154)	(3,420)
Net Decrease in Shares Outstanding	(2,056)	(11,521)	(1,169)	(328)	(1,174)	(3,578)

[1] Class C shares of the Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund were closed in October 2009. See Note 1 for further details.

Amounts designated as "—" are either 0 or have been rounded to 0.

7. Foreign Holdings Risk

Each Fund may invest in foreign securities. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These risks and considerations include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investment in foreign countries and potential restrictions on the flow of international capital and currencies. Foreign issuers may also be subject to less government regulation than U.S. companies. Moreover, the dividends and interest payable on foreign securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to a Fund's shareholders. Further, foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Changes in foreign exchange rates will affect, favorably or unfavorably, the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

8. Federal Tax Information

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

The Funds are subject to the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), Income Taxes. ASC 740-10 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing a Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

ASC 740-10 requires management of the Funds to analyze all open tax years, fiscal years 2006 – 2009 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended July 31, 2010, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of July 31, 2010, primarily attributable to certain net operating losses, reclassifications of long-term capital gain distributions on REITs, reclassifications of capital gain distributions investments in Passive Foreign Investment Companies, foreign currency translation and reclassifications of capital gains related to short sales which, for tax purposes, are not available to offset future income, were reclassified to the following accounts.

	Increase/(Decrease) Paid-in Capital (000)	Increase/(Decrease) Undistributed Net Investment Income (000)	Increase/(Decrease) Accumulated Net Realized Gain (000)
Old Mutual Analytic Fund	$(5,498)	$10,446	$(4,948)
Old Mutual Copper Rock Emerging Growth Fund	(377)	377	—
Old Mutual International Equity Fund	—	(117)	117

Amounts designated as "—" are either $0 or have been rounded to $0.

The tax character of dividends and distributions declared during the year or periods ended July 31, 2010 and 2009 were as follows:

	Ordinary Income (000)	Long Term Capital Gain (000)	Return of Capital (000)	Total (000)
Old Mutual International Equity Fund				
2010	$1,182	$ —	$—	$1,182
2009	1,772	—	—	1,772

Amounts designated as "—" are either $0 or have been rounded to $0.

The Old Mutual Analytic Fund and Old Mutual Copper Rock Emerging Growth Fund did not declare dividends or distributions during the years ended July 31, 2010 and 2009.

As of July 31, 2010, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Capital Loss Carryforwards (000)	Post October Losses (000)	Unrealized Appreciation/ Depreciation (000)	Other Temporary Differences (000)	Total (000)
Old Mutual Analytic Fund	$ —	$(159,358)	$(1,634)	$4,551	$ —	$(156,441)
Old Mutual Copper Rock Emerging Growth Fund	—	(19,703)	—	2,169	—	(17,534)
Old Mutual International Equity Fund	709	(46,698)	(750)	2,426	(99)	(44,412)

Amounts designated as "—" are either $0 or have been rounded to $0.

Post-October losses represent losses realized on investment transactions from November 1, 2009 through July 31, 2010 that, in accordance with federal income tax regulations the Funds may elect to defer and treat as having arisen in the following fiscal year. For Federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code.

As of July 31, 2010, the following Funds had capital loss carry forwards available to offset future realized gains through the indicated expiration dates (000):

	2016	2017	2018	Total
Old Mutual Analytic Fund	$50,153	$31,727	$77,478	$159,358
Old Mutual Copper Rock Emerging Growth Fund	—	19,088	615	19,703
Old Mutual International Equity Fund	8	24,413	22,277	46,698

Under the recently enacted Regulated Investment Company Modernization Act of 2010 (the "Act"), the Funds will be permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. However, any losses incurred during those future taxable years will be required to be utilized prior to the losses incurred in pre-enactment taxable years. As a result of this ordering rule, pre-enactment capital loss carryforwards may be more likely to expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under previous law. Relevant information regarding the impact of the Act on the Funds will be contained within the *Federal Tax Information* footnote in the Funds' Annual Report for the fiscal year ending July 31, 2011.

The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments, excluding securities sold short, futures contracts and written option contracts, held by each Fund at January 31, 2011 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
Old Mutual Analytic Fund	$73,735	$11,992	$ (397)	$11,595
Old Mutual Copper Rock Emerging Growth Fund	49,371	16,340	(243)	16,097
Old Mutual International Equity Fund	37,306	9,392	(753)	8,639

9. NEW ACCOUNTING PRONOUNCEMENT

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06 "Improving Disclosures about Fair Value Measurements." ASU 2010-06 which, among other disclosure items, requires the Funds to include disclosures on purchases, sales, issuances and settlements in the reconciliation of activity in Level 3 fair value measurements. This is effective for interim and annual reporting periods beginning after December 15, 2010. The Adviser has evaluated the implications of ASU No. 2010-06 and does not anticipate a material impact on the financial statements.

10. SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB Accounting Standards Codification 855-10 *Subsequent Events*, the Adviser has evaluated the possibility of subsequent events existing in the Funds' financial statements and has determined that there are no other material events that would require disclosure in the Funds' financial statements.

PROXY VOTING AND PORTFOLIO HOLDINGS (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling toll-free at 888-772-2888; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information about how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2010 is available on the Trust's website at oldmutualfunds.com and on the SEC's website at http://www.sec.gov.

Portfolio Holdings

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free. In addition, the most recent list of portfolio holdings is available on the Trust's website at oldmutualfunds.com.

Fund Expenses Example (Unaudited)

Six Month Hypothetical Expense Example — January 31, 2011

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including sales charges (loads) on purchase payments, redemption fees, and exchange fees. Fund-related fees may include ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended January 31, 2011.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, fund accounting, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 8/01/10	Ending Account Value 1/31/11	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Analytic Fund – Class A				
Actual Fund Return	$1,000.00	$1,112.00	1.81%	$ 9.64
Hypothetical 5% Return	1,000.00	1,016.08	1.81	9.20
Old Mutual Analytic Fund – Class C				
Actual Fund Return	1,000.00	1,107.30	2.56	13.60
Hypothetical 5% Return	1,000.00	1,012.30	2.56	12.98
Old Mutual Analytic Fund – Class Z				
Actual Fund Return	1,000.00	1,113.10	1.58	8.42
Hypothetical 5% Return	1,000.00	1,017.24	1.58	8.03
Old Mutual Analytic Fund – Institutional Class				
Actual Fund Return	1,000.00	1,114.00	1.53	8.15
Hypothetical 5% Return	1,000.00	1,017.49	1.53	7.78
Old Mutual Copper Rock Emerging Growth Fund – Class A				
Actual Fund Return	1,000.00	1,275.60	1.67	9.58
Hypothetical 5% Return	1,000.00	1,016.79	1.67	8.49

	Beginning Account Value 8/01/10	Ending Account Value 1/31/11	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Copper Rock Emerging Growth Fund – Class Z				
Actual Fund Return	$1,000.00	$1,276.70	1.42%	$8.15
Hypothetical 5% Return	1,000.00	1,018.05	1.42	7.22
Old Mutual Copper Rock Emerging Growth Fund – Institutional Class				
Actual Fund Return	1,000.00	1,278.40	1.22	7.01
Hypothetical 5% Return	1,000.00	1,019.06	1.22	6.21
Old Mutual International Equity Fund – Class A				
Actual Fund Return	1,000.00	1,181.00	1.52	8.36
Hypothetical 5% Return	1,000.00	1,017.54	1.52	7.73
Old Mutual International Equity Fund – Class Z				
Actual Fund Return	1,000.00	1,183.10	1.27	6.99
Hypothetical 5% Return	1,000.00	1,018.80	1.27	6.46
Old Mutual International Equity Fund – Institutional Class				
Actual Fund Return	1,000.00	1,183.60	1.02	5.61
Hypothetical 5% Return	1,000.00	1,020.06	1.02	5.19

* Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

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FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds I, please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Funds I
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This semi-annual report is intended for the information of Old Mutual Funds I shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds I, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.

 **OLD MUTUAL**

Funds distributed by Old Mutual Investment Partners
R-11-007 03/2011